
nicor

WHERE WE STAND







2009 Annual Report

Selected Financial Data

Nicor Inc. (NYSE: GAS) is a holding company and is a member of the Standard & Poor's 500 Index. Its primary business is Nicor Gas, one of the nation's largest natural gas distribution companies. Nicor owns Tropical Shipping, a containerized shipping business serving the Caribbean region and the Bahamas. In addition, Nicor owns and/or has an equity interest in several energy-related businesses.

Where We Stand

- **Maintaining a strong financial position and paying a solid dividend**
- **Delivering safe, reliable and cost-effective service to our customers**
- **Profitably expanding our businesses and earning high returns on equity**
- **Demonstrating leadership in corporate social responsibility**
- **Enhancing each employee's effectiveness by providing personal development opportunities**

(dollars in millions, except per share data)	2009	2008	2007
Net income	**$ 135.5**	$ 119.5	$ 135.2
Diluted earnings per common share	**$ 2.98**	$ 2.63	$ 2.99
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86
Operating revenues			
Gas distribution	**$2,140.8**	$3,206.9	$2,627.5
Shipping	**352.6**	425.2	403.9
Other energy ventures	**239.0**	230.3	244.5
Corporate and eliminations	**(80.3)**	(85.8)	(99.6)
	$2,652.1	$3,776.6	$3,176.3
Operating income (loss)			
Gas distribution	**$ 149.7**	$ 124.4	$ 128.7
Shipping	**29.2**	39.3	45.4
Other energy ventures	**45.5**	25.3	34.0
Corporate and eliminations	**(4.1)**	(4.0)	(1.6)
	$ 220.3	$ 185.0	$ 206.5
Total assets	**$4,435.7**	$4,784.0	$4,271.3
Capitalization			
Long-term debt, net of unamortized discount	**$ 498.2**	$ 448.0	$ 422.8
Mandatorily redeemable preferred stock	**.1**	.6	.6
Common equity	**1,037.7**	973.1	945.2
	$1,536.0	$1,421.7	$1,368.6
Other selected data			
Market price per common share			
High	**$ 43.39**	$ 51.99	$ 53.66
Low	**27.50**	32.35	37.80
Close	**42.10**	34.74	42.35
Dividend yield	**4.4%**	5.4%	4.4%
Dividend payout ratio	**62%**	71%	62%
Total return to shareholders	**27.5%**	(14.0)%	(5.6)%
Price/earnings ratio	**14.1**	13.2	14.2
Book value per share	**$ 22.93**	$ 21.53	$ 20.94
Return on average common equity	**13.5%**	12.5%	14.9%
Average diluted shares of common stock outstanding *(millions)*	**45.5**	45.4	45.3
Average daily trading volume *(shares)*	**475,000**	793,500	627,000
Common shareholders of record	**17,800**	18,500	19,400
Employees	**3,900**	3,900	3,900

Fellow Shareholders:



Russ M. Strobel
Chairman, President and Chief Executive Officer

I am pleased to report that in the midst of the most challenging economic environment in more than a generation, Nicor delivered very good financial results in 2009. Our consolidated net income was among the highest in our company's history; we continued to generate strong cash flows; and we maintained our high returns on equity. Moreover, Nicor accomplished these results while preserving a low risk profile and paying a solid dividend. These results have not gone unnoticed, as Nicor's total shareholder return jumped nearly 28 percent in 2009 – far exceeding our peer gas distributors' median return of 7 percent and the broader Standard & Poor's (S&P) Utility Index return of 12 percent. Over the longer term, Nicor's stock has provided our shareholders with a 5-year annualized return of about 8 percent compared to the S&P 500 Index that is nearly flat during the same timeframe. And our 10-year annualized return has surpassed the returns for both the Dow Jones Utility Index and the S&P 500 Index.

In 2009, Nicor Gas, our core business, provided strong results. We continued to deliver high-quality, low-cost service to our customers. Nicor Gas has long been the lowest cost provider of major gas utilities in Illinois, both in terms of delivery charges and natural gas commodity cost. In 2009, we were granted much needed rate relief by the Illinois Commerce Commission, and we continued to make progress in enhancing our already industry-leading operating efficiency metrics.

Tropical Shipping, our business most affected by the economic downturn, remained solidly profitable in 2009 – preserving positive margins through operational adjustments – while many other shipping companies sustained record losses. Our Other Energy Ventures posted their best reported operating results ever – benefiting from favorable product risk management activities and building on the expansion of their retail services businesses.

2009 YEAR IN REVIEW

Nicor posted diluted earnings per common share of $2.98 in 2009, compared with $2.63 per share in 2008. Our 2009 results, compared to 2008, reflect higher operating income at Nicor Gas and Other Energy Ventures, partially offset by lower operating income at Tropical Shipping. These 2009 results include a $10.1 million pre-tax gain on the sale of Nicor's 50-percent equity interest in an engineering consulting joint venture, EN Engineering.

Nicor Gas was successful in recovering its increased operating costs through the rate relief granted in 2009. This rate case also provided for an 8.09 percent return on rate base and, importantly, included rate design changes that reduced the utility's financial exposure to weather and gas price volatility. New rates were implemented in April and October, so the full-year impact of the rate relief will be realized beginning in 2010. It's important to remember that even with this rate relief, Nicor Gas' residential charges are more than 40 percent lower than average Illinois natural gas delivery rates. The rate relief received in 2009 was a significant step in maintaining the health of our utility for the benefit of our customers, our employees and our investors. In addition, our focus on operational excellence continued in 2009 as we looked for new ways to contain our costs while still providing quality service to our customers. This combination of needed rate relief and cost efficiency efforts allowed Nicor Gas to achieve a 20 percent increase in year-over-year operating income in 2009.

Tropical Shipping's operating income declined 26 percent in 2009 as the challenging economy and lower project cargo impacted volumes shipped (and corresponding revenues) in the company's markets. To maintain its profitability, Tropical implemented cost containment initiatives and made operational adjustments focused on shipping schedules and asset utilization. In addition, the company strengthened its operations with a small strategic acquisition – purchasing Miami-based Deluxe Freight, Inc., a non-vessel operating common carrier into the Cayman Islands.

Our Other Energy Ventures reported record financial results of nearly $46 million in operating income. Both Nicor Enerchange, our wholesale natural gas marketing business, and our retail energy-related products and services businesses posted higher operating income. Nicor Enerchange benefitted from product risk management initiatives tied to natural gas prices, while our retail energy-related products and services businesses continued to grow through improved customer retention and geographic expansion into new markets.

"WHERE WE STAND"

Following the most severe recession in more than 70 years, the theme for this year's annual report is a reflection on Nicor's strategic advantages and capabilities entitled, "Where We Stand."

Strong Fundamentals

First and foremost, Nicor "Stands" on the foundation of a strong financial position and profitable businesses that offer essential and cost-effective products and services to a diverse customer base. These fundamental financial and operational strengths combine to produce a generally stable level of core earnings, the financial flexibility to take advantage of profitable growth opportunities, and the ability to pay a healthy, tax-advantaged dividend.

Nicor Gas, as the cornerstone of our model, "Stands" as one of the largest gas distribution companies in the nation – providing low-cost, high-value natural gas service to 2.2 million customers in northern Illinois, outside the city of Chicago. The utility has an enviable gas supply position, with access to eight interstate pipelines and underground storage capabilities that are among the largest in the industry. These assets have allowed Nicor Gas to provide our customers with the lowest natural gas commodity rates of all major Illinois gas utilities.

Tropical Shipping transports necessities, such as food and building materials, to 25 ports in the Caribbean and the Bahamas. Tropical "Stands" on a well-deserved reputation for delivering on-time, high-quality service to its customers while generating strong margins with good internal cash flow.

And our **Other Energy Ventures** include a number of energy-related businesses, both retail and wholesale, that "Stand" on the foundation of providing valuable alternatives for customers – many of which help lessen the impact of high and volatile natural gas prices and unexpected household expenses.

Significantly, at the consolidated level, Nicor continues to "Stand" on solid financial footing. Our long-term debt is rated "AA" by S&P, the highest rating given to any gas distribution company. Nicor continues to earn high returns on equity – historically, we have been in the upper quartiles among our peers in those returns. We also continue to generate very strong cash flows, with healthy EBITDA levels. Now, more than ever, this financial strength provides a critical advantage as we face one of the most difficult capital markets in a generation.

We realize that dividends are important to our shareholders. That's why for 224 consecutive quarters Nicor has paid a solid dividend (yielding an attractive 4.4 percent at year-end). This dividend is currently taxed at the rate of 15 percent, well below the tax on ordinary income. We have been active in our support of the "Defend My Dividend" program that is asking Congress to not increase this low tax rate on dividends after 2010.

Disciplined Approach

Our executive team (several of whom are featured on the pages that follow), and the collective experience and counsel of our Board of Directors, are critical to Nicor's continued success. Individually and collectively this team "Stands" together for a conservative, execution-oriented strategy that produces solid earnings without incurring the kind of excess risk that so severely damaged our economy and so many other companies. Historically, we have enhanced and grown our businesses only through opportunities that have a direct synergistic fit with our existing businesses and those that are within our core competencies – simply put, those things that we do best.

One of our key objectives at Nicor Gas is to sustain and enhance our financial performance. Achieving rate relief in 2009 was a significant step toward this goal. Importantly, despite this rate relief, we continued to manage the company with an intense focus on achieving the highest levels of efficiency. This focus on cost containment, while providing safe and reliable service, has contributed to our long history of low base rates. And when costs to maintain and improve our gas delivery and technology systems have risen despite our best efforts, we've sought reasonable rate relief as deemed necessary.

While focusing on cost reduction efforts in 2009, Tropical Shipping continued to seek out niche acquisitions and expansion into new markets. Challenging economic conditions like those we now face can impede near-term earnings, but they have also historically produced longer-term opportunities for Tropical. Our 2009 purchase of Deluxe Freight – a provider of less-than-container load and full-container load consolidation services into the Cayman Islands – much like the small acquisition of Caribtran in 2008, was an exceptional fit that was not only immediately accretive to earnings, but also continued Tropical's strategic expansion of logistic services to benefit our Caribbean customers. We believe that these kinds of efforts position Tropical Shipping to benefit when the economy improves.

In 2009, our Other Energy Ventures' retail energy services business took another step in its prudent and structured development by launching a new brand, Nicor National, that geographically expands our portfolio of warranty plans into new markets across the country. This expansion commenced by utilizing cost-effective marketing channels and strategic alliances with two large Midwest utilities. Supporting this development is our strong reputation of quality service – as demonstrated by Nicor National's call center being certified for an "Outstanding Customer Service Experience" by J.D. Power and Associates for the third consecutive year. Nicor Enerchange also provided growth, primarily through its expertise in gas marketing, storage and risk management activities. The company offers these services to an increasing array of customers, including gas producers and utilities, power generators, gas marketers and brokers, and commercial/industrial end users. Nicor Enerchange is also developing Central Valley Gas Storage – a new underground storage field near Sacramento, California.

Solid Execution

Though each of Nicor's businesses is different, they each "Stand" on the foundation of operational and financial efficiency. Nicor Gas has a well-deserved reputation for providing safe, reliable, low-cost service; it operates at the highest levels of efficiency; and it is recovering its low costs through recently updated rates. Tropical Shipping's financial results have been solidly profitable despite a world-wide downturn in shipping that has caused many carriers large financial losses; it has leading market shares in most of the ports it serves; and it is known for its on-time, high-quality service. Over the past four years, our Other Energy Ventures have grown operating income by 34 percent annually, providing a meaningful contribution to Nicor's overall earnings.

Exceptional Teamwork

While Nicor is blessed by its premium assets, a strong financial position, and outstanding efficiency metrics, I believe that Nicor's most important asset is our nearly 4,000 employees. On a daily basis they demonstrate "Where We Stand" through their dedication to providing value to our customers, solid returns to our shareholders, and contributions of time, money and talent to our communities. It's their individual commitment that "Stands" out – hosting energy fairs to provide utility customers with information to assist them in using energy wisely and managing their natural gas costs; repairing a furnace in the middle of a cold winter night to keep a family warm; extending a helping hand (or rope) to rescue a disabled boat in the darkness of night in the middle of the ocean; providing life-saving supplies to earthquake-ravaged Haitians; or volunteering to make a difference in the lives of our communities. I am proud and humbled to be a part of this wonderful and inspiring team.

Looking Ahead

Finally, I want to thank you, our shareholders, for the trust and confidence that your investment in Nicor represents. After a very good 2009, "Where We Stand" puts us in a solid position as we enter 2010.



Russ M. Strobel
Chairman, President and Chief Executive Officer
February 24, 2010



WE STAND BY...

Our Customers – providing low-cost, safe and reliable, high-value products and services
Our Shareholders – managing our businesses to create long-term value
Our Communities – volunteering and providing financial help to those in need
Our Employees – promoting a positive and challenging work environment

"Where We Stand" reflects our strategic advantages, our capabilities, and our blueprint to succeed. The ultimate measure of our success is the value that we provide to our stakeholders – **customers** paying a low cost for the safe and reliable services we provide, **shareholders** earning a favorable return on their investment, **communities** accomplishing more because of our support, and **employees** experiencing success in their jobs. These are fundamental responsibilities that drive our success.

OPERATIONS REVIEW

Nicor's businesses include Nicor Gas, a regulated natural gas distribution company in northern Illinois, and Tropical Shipping, a leading transporter of containerized freight in the Caribbean region and Bahamas. The company, under Other Energy Ventures, also owns retail businesses which provide energy-related products and services to retail markets, and Nicor Enerchange, a wholesale natural gas marketing company.

GAS DISTRIBUTION

Nicor Gas, Nicor's core business, is one of the nation's largest natural gas distributors. The company delivers natural gas to 2.2 million customers in an area that encompasses most of the northern third of Illinois, excluding the city of Chicago. Nicor Gas is based in Naperville, Illinois, and has a well-deserved reputation for providing safe, reliable, low-cost, high-value service. The company serves a favorable market because of the region's diverse mix of industries and high demand for space heating among residential and commercial customers during the cold winters of northern Illinois.

(LEFT TO RIGHT)

Anthony McCain, Vice President Field Operations, Nicor Gas; Rick Murrell, Chairman and President, Tropical Shipping; Barbara Zeller, Vice President Information Technology, Nicor and Nicor Gas; Kevin Kirby, Vice President Customer Care, Nicor Gas; Claudia Colalillo, Senior Vice President Human Resources and Corporate Communications, Nicor and Nicor Gas; Paul Gracey, Jr., Senior Vice President, General Counsel and Secretary, Nicor and Nicor Gas; Richard Hawley, Executive Vice President and Chief Financial Officer, Nicor and Nicor Gas; Daniel Dodge, Executive Vice President Diversified Ventures, Nicor; Gerald O'Connor, Senior Vice President Finance and Strategic Planning, Nicor and Nicor Gas; Gary Bartlett, Vice President Supply Operations, Nicor Gas; Douglas Ruschau, Vice President and Treasurer, Nicor and Nicor Gas; Russ Strobel, Chairman, President and Chief Executive Officer, Nicor and Nicor Gas; Rocco D'Alessandro, Executive Vice President Operations, Nicor Gas; Scott Lewis, Vice President Governmental Relations, Nicor and Nicor Gas; Rebecca Meggesin, Vice President Human Resources, Nicor Gas; James Griffin, Vice President Operations – Administration, Nicor Gas; Karen Pepping, Vice President and Controller, Nicor and Nicor Gas. Not pictured, Kristine Nichols, Vice President Engineering, Nicor Gas.



"NICOR 'STANDS' ON THE FOUNDATION OF A STRONG FINANCIAL POSITION — Maintaining Nicor's solid financial position is a key element in the creation of value and generation of returns for our shareholders. Our strong balance sheet and cash flow levels, combined with our favorable debt ratings, provide us the flexibility to continue to reinvest in our existing businesses, to take advantage of profitable growth opportunities, and to pay dividends to our shareholders. Over the years, we have consistently earned high returns on equity – indicative of our efficient use of capital and the importance of diversification in Nicor's businesses."

RICHARD HAWLEY, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, NICOR AND NICOR GAS

Nicor Gas has significant underground storage capabilities and is strategically located on the Midwest natural gas pipeline grid with access to eight interstate pipelines. The company's strategic location is an important advantage since it is able to procure competitively priced natural gas supplies from most of the major gas-producing regions in the United States and Canada. Nicor Gas has a long history of providing customers with the lowest rates for natural gas of all major Illinois gas utilities, and among the lowest in the entire nation.

NICOR GAS SERVICE TERRITORY


Nicor Gas Service Territory
Major Gas Transmission Pipelines
Interstate Pipelines
Underground Gas Storage Field
Rockford
Chicago
Naperville
Joliet
Peoria
Bloomington
Springfield

Outlook

With rate relief granted in 2009, Nicor Gas' earnings will reflect the full-year impact of higher rates beginning in 2010. Nicor Gas continues to manage its business with an intense focus on achieving the highest levels of efficiency while working diligently to reduce controllable costs and deliver reasonable returns on its investment in rate base.

SHIPPING

Tropical Shipping is one of the largest carriers of containerized freight in the Caribbean region and the Bahamas, and a leading carrier of U.S. and Canadian exports from the East Coast to these areas. The company is based in Riviera Beach, Florida and has been part of the Nicor family since 1982. Tropical Shipping operates a fleet of 11 owned vessels and also utilizes several charter vessels that provide flexibility as market conditions change.

In its service territory, the name Tropical Shipping is synonymous with dependable, on-time, high-quality service. The company serves 25 ports, including those in the Virgin Islands, Bahamas, Cayman Islands, Eastern Caribbean,



"NICOR GAS 'STANDS' AS THE CORNERSTONE OF OUR BUSINESS MODEL — Staying focused on our mission and our values leads to success even in uncertain times. That's what Nicor Gas proved in 2009. We understand the impact of utility rates on our customers and we are proud that we deliver high quality, safe and reliable service at rates that continue to be the lowest of any major gas utility in Illinois, and among the lowest in the nation."

ROCCO D'ALESSANDRO, EXECUTIVE VICE PRESIDENT OPERATIONS, NICOR GAS



"NICOR GAS 'STANDS' ON A REPUTATION OF EFFICIENCY — We're consistently near the top of most efficiency measures in the gas distribution industry. Our outstanding operating metrics are enormously important to enabling us to control our costs, particularly in the current challenging business environment. We work tirelessly to enhance the integrity of our delivery system, improve customer service measures and lower costs. At the same time, we never lose sight of the importance of providing a safe workplace, particularly because much of our business is physically demanding for many of our employees. We have developed a Safety Excellence Culture initiative to promote personal safety in all we do, and I am pleased that in 2009, Nicor Gas achieved the lowest safety incident rates in more than 20 years."

ANTHONY MCCAIN, VICE PRESIDENT FIELD OPERATIONS, NICOR GAS



Dominican Republic and Puerto Rico. Tropical Shipping has leading market shares in most of the ports it serves. The company transports necessities, such as food and building materials, that their island customers depend on each day to serve residents and visitors.

Outlook

Tropical Shipping's 2010 results are expected to be in line with 2009 despite the challenging economic conditions in the Caribbean and Bahamas. Tropical Shipping maintains an intense focus on maximizing the utilization of its assets, managing costs and providing superior value to its customers. Weak economic conditions can provide acquisition opportunities and Tropical Shipping has steadily added to its operations over the years through strategic purchases. The company has made two small acquisitions in the past two years – accretive businesses in the less-than-container load markets – that continue Tropical's strategic expansion of logistic service to benefit their Caribbean customers. Tropical expects to continue to seek out these types of opportunities.

TROPICAL SHIPPING SERVICE TERRITORY


Atlantic Ocean
Ports served
Riviera Beach, Florida
Port of Palm Beach
Freeport
Marsh Harbour
Nassau
St. Thomas
St. Croix
Tortola
Anguilla
St. Maarten
St. Barthelemy
St. Kitts
Nevis
Antigua
Providenciales
Grand Turk
Puerto Plata
Puerto Rico
Cayman Islands
Caucedo
See inset
Dominica
St. Lucia
St. Vincent
Barbados
Grenada
Trinidad
Guyana
Caribbean Sea

OTHER ENERGY VENTURES

The primary activities of our Other Energy Ventures include retail energy-related products and services, natural gas wholesale marketing and other gas supply management services. These businesses have made a meaningful contribution to Nicor's earnings in recent years.

Retail Energy Services

The retail energy platform consists of a diverse portfolio of warranty plans that provide protection for inside gas and





"TROPICAL SHIPPING 'STANDS' ON A REPUTATION OF SUPERIOR CUSTOMER SERVICE AND VALUE — During these difficult economic times, Tropical remains committed to meeting our customers' needs for timely and dependable service for full-container load and less-than-container load shipments. While we make operational adjustments to respond to the broad economic contraction in the Caribbean and the Bahamas, we continue to provide our customers with unmatched on-time shipping service to and between all of our destinations."

RICK MURRELL, CHAIRMAN AND PRESIDENT, TROPICAL SHIPPING





"NICOR'S OTHER ENERGY VENTURES "STANDS" ON A MISSION TO DELIVER SOLUTIONS FOR GROWTH — We're moving beyond the boundaries of our traditional operating region – expanding our scope of products and services into new markets. In 2009, we launched a new national retail branding effort in support of our expansion into other states across the country. And through our wholesale energy services business, we are currently developing natural gas storage assets in northern California. In recent years, we have effectively ramped up operations and earnings through a disciplined approach that includes careful planning, focusing on business initiatives related to our core skills and sound execution. Much of our success is the result of our ability to identify end markets with favorable growth potential and to seek out strategic alliances and partnerships to optimize performance."

DANIEL DODGE, EXECUTIVE VICE PRESIDENT DIVERSIFIED VENTURES, NICOR

electric lines and heating and cooling systems; unique products that protect customers from volatile energy bills; and heating, ventilation and air conditioning services that focus on energy efficiency. In 2009, the Nicor National brand was introduced to reflect the expansion of the warranty business into new geographic markets across the country. Nicor National's success is based on its focus on cost-effective marketing channels that provide scale through strategic alliances and utility partnerships.

Wholesale Energy Services

Our wholesale energy platform is managed through Nicor Enerchange. The company is engaged in wholesale marketing and trading of natural gas supply service to natural gas distribution companies, power generators, natural gas marketers and brokers, and commercial/industrial natural gas markets. In addition, the company manages financial derivatives and physical positions to support our retail energy businesses. Nicor Enerchange's success is founded on its ability to customize service offerings to meet the specific needs of each of its customers. In addition, the company is entering the midstream asset market with the development of the Central Valley storage facility near Sacramento, California that is expected to offer storage services to the wholesale markets serving California.

Outlook

Other Energy Ventures have provided exceptional earnings growth over the past four years. Looking forward, retail energy services will focus on continuing to expand customer relationships and business partnerships in existing and new markets, while enhancing operating and back-office efficiencies. Key to its success will be maintaining and leveraging the excellence in customer service of its award-winning call center operations offering essential utility and home service connections to retail customers. We are looking to expand the wholesale energy operations by continuing to grow our customer base and expanding control of transportation and storage assets under management. In addition, Nicor Enerchange continues to develop the Central Valley storage field and currently expects to offer firm services in 2012.

"NICOR 'STANDS' BY A PHILOSOPHY OF CONTRIBUTING TO OUR COMMUNITIES — We believe that a vital part of our mission is to give back to the well-being of those we serve. Nicor and its businesses have a long history of community involvement that extends to a variety of charitable, educational and other non-profit organizations. It is inspiring to see the growing level of participation among our employee volunteers to these worthwhile causes – especially in the current economic environment. We strongly support employee volunteerism efforts and believe good business and good corporate citizenship go hand-in-hand."

CLAUDIA COLALILLO, SENIOR VICE PRESIDENT HUMAN RESOURCES AND CORPORATE COMMUNICATIONS, NICOR AND NICOR GAS



Directors*

ROBERT M. BEAVERS, JR. [1,4]
Chairman and Chief Executive Officer, Beavers Holdings; Chairman and Chief Executive Officer, Best Diamond Packaging (paper products); Chairman and Chief Executive Officer, Best Harvest Bakeries (commercial bakeries)

BRUCE P. BICKNER [2]
Independent consultant; formerly Chairman and Chief Executive Officer, DEKALB Genetics Corporation (agricultural genetics and technology)

JOHN H. BIRDSALL, III [1,4]
Private investor; formerly President, Birdsall, Inc. (containerized shipping)

NORMAN R BOBINS [2,3]
President and Chief Executive Officer, Norman Bobins Consulting LLC (independent consulting); Chairman, The PrivateBank – Chicago

BRENDA J. GAINES [3]
Retired; formerly President and Chief Executive Officer, Diners Club North America, Division of Citigroup (charge/credit cards)

RAYMOND A. JEAN [4]
Retired; formerly Chairman, President and Chief Executive Officer, Quanex Building Products Corporation (manufacturer – engineered building materials and components)

DENNIS J. KELLER [1,3]
Retired; formerly Board Chair, DeVry Inc. (technical and management education)

R. EDEN MARTIN [2]
President, The Commercial Club of Chicago (civic group)

GEORGIA R. NELSON [2]
President and Chief Executive Officer, PTI Resources, LLC (independent consulting)

ARMANDO J. OLIVERA [4]
President and Chief Executive Officer, Florida Power & Light Company (electric utility)

JOHN RAU [1,3,4]
President and Chief Executive Officer, Miami Corporation (private asset management)

JOHN C. STALEY [2]
Retired; formerly Area Managing Partner, Ernst & Young LLP (accounting and consulting services)

RUSS M. STROBEL [1]
Chairman, President and Chief Executive Officer, Nicor Inc. and Nicor Gas

* Board Committees
1 Executive Committee
2 Audit Committee
3 Corporate Governance Committee
4 Compensation Committee

Officers**

NICOR INC.

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 57 (9)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 60 (6)

DANIEL R. DODGE
Executive Vice President Diversified Ventures, 56 (11)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 60 (11)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 50 (7)

D. SCOTT LEWIS
Vice President, Governmental Relations, 53 (25)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 58 (5)

KAREN K. PEPPING
Vice President and Controller, 45 (6)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 51 (24)

BARBARA A. ZELLER
Vice President Information Technology, 55 (11)

NICOR GAS

RUSS M. STROBEL
Chairman, President and Chief Executive Officer, 57 (9)

RICHARD L. HAWLEY
Executive Vice President and Chief Financial Officer, 60 (6)

ROCCO J. D'ALESSANDRO
Executive Vice President Operations, 51 (29)

CLAUDIA J. COLALILLO
Senior Vice President Human Resources and Corporate Communications, 60 (11)

PAUL C. GRACEY, JR.
Senior Vice President, General Counsel and Secretary, 50 (7)

GERALD P. O'CONNOR
Senior Vice President Finance and Strategic Planning, 58 (5)

GARY R. BARTLETT
Vice President Supply Operations, 64 (5)

JAMES L. GRIFFIN
Vice President Operations – Administration, 47 (24)

KEVIN W. KIRBY
Vice President Customer Care, 50 (25)

D. SCOTT LEWIS
Vice President, Governmental Relations, 53 (25)

ANTHONY R. MCCAIN
Vice President Field Operations, 47 (23)

REBECCA C. MEGGESIN
Vice President Human Resources, 49 (27)

KRISTINE J. NICHOLS
Vice President Engineering, 41 (6)

KAREN K. PEPPING
Vice President and Controller, 45 (6)

DOUGLAS M. RUSCHAU
Vice President and Treasurer, 51 (24)

BARBARA A. ZELLER
Vice President Information Technology, 55 (11)

TROPICAL SHIPPING

RICK MURRELL
Chairman and President, 63 (40)

ROBERT M. CHAPMAN
Vice President and Secretary, 56 (21)

DOUGLAS V. KOBAN
Vice President, 48 (17)

PHIL LAPLACE
Vice President, 61 (31)

MICHAEL J. PELLICCI
Vice President, Chief Financial Officer and Treasurer, 45 (3)

** Age and (years of service with Nicor or its subsidiaries) as of December 31, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-7297

nicor


Received SEC
MAR 1 5 2010
Washington, DC 20549

NICOR INC.
(Exact name of registrant as specified in its charter)

Illinois	**36-2855175**
(State of Incorporation)	(I.R.S. Employer Identification No.)
1844 Ferry Road Naperville, Illinois 60563-9600	**(630) 305-9500**
(Address of principal executive offices) (Zip Code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $2.50 per share	New York Stock Exchange Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[X]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock (based on the June 30, 2009 closing price of $34.62) held by non-affiliates of the registrant was approximately $1.5 billion. As of February 17, 2010, there were 45,245,188 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the company's 2010 Annual Meeting Definitive Proxy Statement, to be filed on or about March 10, 2010, are incorporated by reference into Part III.

Nicor Inc.

Table of Contents

Nicor Inc.

Glossary

ALJs. Administrative Law Judges.

ARO. Asset retirement obligation.

Central Valley. Central Valley Gas Storage, L.L.C., a wholly owned business that is developing a natural gas storage facility in the Sacramento River valley of north-central California.

Chicago Hub. A venture of Nicor Gas, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies.

Degree day. The extent to which the daily average temperature falls below 65 degrees Fahrenheit. Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,600 degree days per year for 2009 and 5,830 degree days per year for 2008 and 2007.

EN Engineering. EN Engineering, L.L.C., a previously owned joint venture that provides engineering and consulting services. Nicor sold its ownership on March 31, 2009.

FERC. Federal Energy Regulatory Commission, the agency that regulates the interstate transportation of natural gas, oil and electricity.

Horizon Pipeline. Horizon Pipeline Company, L.L.C., a 50-percent-owned joint venture that operates an interstate regulated natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border.

ICC. Illinois Commerce Commission, the agency that establishes the rules and regulations governing utility rates and services in Illinois.

IDR. Illinois Department of Revenue.

IRS. Internal Revenue Service.

Jobs Act. American Jobs Creation Act of 2004.

LIFO. Last-in, first-out.

Mcf, MMcf, Bcf. Thousand cubic feet, million cubic feet, billion cubic feet.

Nicor. Nicor Inc., or the registrant.

Nicor Advanced Energy. Prairie Point Energy, L.L.C. (doing business as Nicor Advanced Energy), a wholly owned business that provides natural gas and related services on an unregulated basis to residential and small commercial customers.

Nicor Enerchange. Nicor Enerchange, L.L.C., a wholly owned business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the Chicago market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchase of natural gas supplies.

Nicor Gas. Northern Illinois Gas Company (doing business as Nicor Gas Company) is a regulated wholly owned public utility business and one of the nation's largest distributors of natural gas.

Nicor Services. Nicor Energy Services Company, a wholly owned business that provides customer move connection services for utilities and product warranty contracts, heating, ventilation and air conditioning repair, maintenance and installation services and equipment to retail markets, including residential and small commercial customers.

Nicor Solutions. Nicor Solutions, L.L.C., a wholly owned business that offers residential and small commercial customers energy-related products that provide for natural gas cost stability and management of their utility bill.

NYMEX. New York Mercantile Exchange.

PBR. Performance-based rate, a regulatory plan which ended on January 1, 2003, that provided economic incentives based on natural gas cost performance.

PCBs. Polychlorinated Biphenyls.

PGA. Purchased Gas Adjustment, a rate rider that passes natural gas costs directly through to customers without markup, subject to ICC review.

Rider. A rate adjustment mechanism that is part of a utility's tariff which authorizes it to provide specific services or assess specific charges.

SEC. The United States Securities and Exchange Commission.

TEL. Tropic Equipment Leasing, Inc., a wholly owned subsidiary of Nicor, holds the company's interest in Triton.

TEU. Twenty-foot equivalent unit, a measure of volume in containerized shipping equal to one 20-foot-long container.

Triton. Triton Container Investments L.L.C., a cargo container leasing company in which Nicor Inc. has an investment.

Tropical Shipping. A wholly owned business and a carrier of containerized freight in the Bahamas and the Caribbean region.

U.S. United States of America.

PART I

Item 1. Business

Nicor, an Illinois corporation formed in 1976, is a holding company. Gas distribution is Nicor's primary business. Nicor's major subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, and Nicor Enerchange, a wholesale natural gas marketing company. As a consolidated group, Nicor had approximately 3,900 employees at year-end 2009.

Summary financial information for Nicor's major businesses is included in Item 8 – Notes to the Consolidated Financial Statements – Note 15 – Business Segment and Geographic Information. The following sections describe Nicor's larger businesses. Certain terms used herein are defined in the glossary on pages ii and iii.

GAS DISTRIBUTION

General

Nicor Gas, a regulated natural gas distribution utility, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The company's service territory is diverse, providing the company with a well-balanced mix of residential, commercial and industrial customers. Residential customers typically account for approximately 50 percent of natural gas deliveries, while commercial and industrial customers each typically account for approximately 25 percent. See Gas Distribution Statistics on page 26 for operating revenues, deliveries and number of customers by customer classification. Nicor Gas had approximately 2,200 employees at year-end 2009.

Nicor Gas maintains franchise agreements with most of the incorporated municipalities it serves, allowing it to construct, operate and maintain distribution facilities in those incorporated municipalities. Franchise agreement terms range up to 50 years. Currently, about one-third of the agreements will expire within five years.

Customers have the option of purchasing their own natural gas supplies, with delivery of the gas by Nicor Gas. The larger of these transportation customers also have options that include the use of Nicor Gas' storage system and the ability to choose varying supply backup levels. The choice of transportation service as compared to natural gas sales service results in less revenue for Nicor Gas but has no direct impact on net operating results. Nicor Gas continues to deliver natural gas, maintain its distribution system and respond to emergencies.

Nicor Gas also operates the Chicago Hub, which provides natural gas storage and transmission-related services to marketers and other gas distribution companies. The Chicago area is a major market hub for natural gas, and demand exists for storage and transmission-related services by marketers, other gas distribution companies and electric power-generation facilities. Nicor Gas' Chicago Hub addresses that demand. Chicago Hub revenues are passed directly through to customers as a credit to Nicor Gas' PGA rider.

Sources of Natural Gas Supply

Nicor Gas purchases natural gas supplies in the open market by contracting with producers and marketers. It also purchases transportation and storage services from interstate pipelines that are regulated by the FERC. When firm pipeline services are temporarily not needed, Nicor Gas may release the services in the secondary market under FERC-mandated capacity release provisions, with proceeds reducing the cost of natural gas charged to customers.

Peak-use requirements are met through utilization of company-owned storage facilities, pipeline transportation capacity, purchased storage services and other supply sources, arranged by either Nicor Gas or its transportation customers. Nicor Gas has been able to obtain sufficient supplies of natural gas to meet customer requirements. The company believes natural gas supply and pipeline capacity will be sufficiently available to meet market demands in the foreseeable future.

Natural gas supply. Nicor Gas maintains a diversified portfolio of natural gas supply contracts. Supply purchases are diversified by supplier, producing region, quantity, credit limits and available transportation. Natural gas supply pricing is generally tied to published price indices so as to approximate current market prices. These supply contracts also may require the payment of fixed demand charges to ensure the availability of supplies on any given day. The company also purchases natural gas supplies on the spot market to fulfill its supply requirements or to take advantage of favorable short-term pricing.

As part of its purchasing practices, Nicor Gas maintains a price risk hedging strategy to reduce the risk of price volatility. A disciplined approach is used to systematically forward hedge a predetermined portion of forecasted monthly volumes.

As noted previously, transportation customers purchase their own natural gas supplies. About one-half of the natural gas that the company delivers is purchased by transportation customers directly from producers and marketers.

Pipeline transportation. The Nicor Gas distribution and storage system is directly connected to eight interstate pipelines. This provides the company with direct access to most of the major natural gas producing regions in North America. The company has long-term transportation contracts with nearly all of these interstate pipelines and generally has a right-of-first-refusal for contract extensions. The largest of these long-term transportation contracts is with Natural Gas Pipeline Company of America ("NGPL") which provides approximately 70 percent of the firm transportation capacity. In addition, Nicor Gas enters into short-term winter-only transportation contracts and market-area transportation contracts that enhance Nicor Gas' operational flexibility.

Storage. Nicor Gas owns and operates eight underground natural gas storage facilities. This storage system is one of the largest in the gas distribution industry. The storage reservoirs provide a total inventory capacity of about 150 Bcf, approximately 135 Bcf of which can be cycled on an annual basis. The system is designed to meet about 50 percent of the company's estimated peak-day deliveries and approximately 40 percent of its normal winter deliveries. In addition to company-owned facilities, Nicor Gas has about 40 Bcf of purchased storage services under contracts with NGPL that expire in 2012 and 2013. This level of storage capability provides Nicor Gas with supply flexibility, improves the reliability of deliveries, and can mitigate the risk associated with seasonal price movements.

Competition/Demand

Nicor Gas is the largest natural gas distributor in Illinois and is regulated by the ICC. The company is the sole distributor of natural gas in essentially all of its service territory. Substantially all single-family homes in Nicor Gas' service territory are heated with natural gas. In the commercial and industrial markets, the company's natural gas services compete with other forms of energy, such as electricity, coal, propane and oil, based on such factors as price, service, reliability and environmental impact. In addition, the company has a tariff that allows negotiation with potential bypass customers. Nicor Gas also offers commercial and industrial customers alternatives in rates and service, increasing its ability to compete in these markets. Other significant factors that impact demand for natural gas include weather, conservation and economic conditions.

Natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Fluctuations in weather have the potential to significantly impact year-to-year comparisons of operating income and cash flow. It is estimated that a 100 degree-day variation from normal weather impacts Nicor Gas' distribution margin, net of income taxes, by approximately $1.3 million under the company's current rate structure.

The effect of weather variations on Nicor Gas' results is offset, in part, due to weather risks within the consolidated Nicor group related to the utility-bill management products marketed by Nicor Solutions and Nicor Advanced Energy. The amount of this offset has approximated 30 percent to 65 percent and will vary depending upon the time of year, weather patterns, the number of customers for these products and the market price for natural gas.

Nicor Gas' large residential customer base provides for a relatively stable level of natural gas deliveries during weak economic conditions. The company's industrial and commercial customer base is well diversified, lessening the impact of industry-specific economic swings. However, during periods of high natural gas prices, deliveries of natural gas can be negatively affected by conservation and the use of alternative energy sources.

Regulation

Nicor Gas is regulated by the ICC, which governs utility rates and services in Illinois. Those ICC orders and regulations that may significantly affect business performance include the following:

- Base rates, which are set by the ICC, are designed to allow the company an opportunity to recover its costs and earn a fair return for investors. On March 25, 2009, the ICC issued an order approving an increase in Nicor Gas' base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. On October 7, 2009, the ICC increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million as a result of a rehearing decision and increased the rate of return on rate base to 8.09 percent. Therefore, the total annual base revenue increase resulting from these ICC orders is approximately $80 million. For additional information about the rate proceeding, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements – Note 19 – Regulatory Proceedings.

- The company's ICC-approved tariffs provide that the cost of natural gas purchased for customers will be fully charged to customers without markup. Therefore, the company does not profit from the sale of natural gas. Rather, the company earns income from fixed monthly charges and from variable transportation charges for delivering natural gas to customers. Annually, the ICC initiates a review of the company's natural gas purchasing practices for prudence, and may disallow the pass-through of costs considered imprudent. The annual prudence reviews for calendar years 1999-2009 are open for review.

- As with the cost of natural gas, the company has ICC-approved tariffs that provide for the pass-through of prudently incurred environmental costs (related to the remediation of former manufactured gas plant sites) and, effective in 2009, franchise gas costs and costs associated with an energy efficiency program. These costs are also subject to annual ICC review.

- On February 2, 2010, the ICC approved a bad debt rider that was filed for in 2009. The bad debt rider provides for the recovery from (or refund to) customers of the difference between the actual bad debt expense Nicor Gas incurs on an annual basis and the benchmark bad debt expense included in its base rates for the respective year. For additional information about the bad debt rider, see Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements – Note 19 – Regulatory Proceedings.

Nicor Gas enters into various service agreements with Nicor and its affiliates. Nicor Gas, to the extent required, obtains ICC approvals for these agreements.

The ICC has other rules that impact the operations of utilities in Illinois.

A PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total natural gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The results of the PBR plan are currently under ICC review. Additional information on the plan and the ICC review are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – PBR Plan.

<u>Gas distribution, transmission and storage system, and other properties</u>

The gas distribution, transmission and storage system includes approximately 34,000 miles of steel, plastic and cast iron main; approximately 2.0 million steel, plastic/aluminum composite, plastic and copper services connecting the mains to customers' premises; and eight underground storage fields. Other properties include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment.

Most of the company's distribution and transmission property, and underground storage fields are located on property owned by others and used by the company through easements, permits or licenses. The company owns most of the buildings housing its administrative offices and the land on which they sit.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

Additional information about Nicor Gas' business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

SHIPPING

Tropical Shipping is a transporter of containerized freight in the Bahamas and the Caribbean, a region generally characterized by modest market growth and intense competition. The company is a major carrier of exports from the east coast of the United States and Canada to these regions. The company's shipments consist primarily of southbound cargo such as building materials, food and other necessities for developers, manufacturers and residents in the Caribbean and the Bahamas, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. The balance of Tropical Shipping's cargo consists primarily of interisland shipments and northbound shipments of apparel and agricultural products. Other related services such as inland transportation and cargo insurance are also provided by Tropical Shipping or other Nicor subsidiaries.

At December 31, 2009, Tropical Shipping's operating fleet consisted of 11 owned vessels and 4 chartered vessels with a container capacity totaling approximately 5,270 TEUs. In addition to the vessels, the company owns and/or leases containers, container-handling equipment, chassis and other equipment. Real property, more than half of which is leased, includes office buildings, cargo handling facilities and warehouses located in the United States, Canada and some of the ports served.

Additional information about Tropical Shipping's business is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

OTHER ENERGY VENTURES

Nicor owns several energy-related ventures, including three companies marketing energy-related products and services and a wholesale natural gas marketing company. Nicor is also developing natural gas storage facilities and owns an interest in an interstate natural gas pipeline.

Nicor Services, Nicor Solutions and Nicor Advanced Energy are businesses that provide energy-related products and services to retail markets, including residential and small commercial customers. Nicor Services operates primarily in northern Illinois and provides warranty and maintenance contracts, as well as repair and installation services of heating, air conditioning and indoor air-quality equipment, and customer move connection services for utilities. In conjunction with national expansion efforts, Nicor Services began doing business under the Nicor National brand in 2009. Nicor Solutions offers its residential and small commercial customers, primarily in the Nicor Gas service territory, energy-related products that provide for natural gas price stability and management of their utility bill. These products mitigate and/or eliminate the risks to customers of colder than normal weather and/or changes in natural gas prices. Nicor Advanced Energy is certified by the ICC as an Alternate Gas Supplier, authorizing it to be a non-utility marketer of natural gas for residential and small commercial customers. Nicor Advanced Energy presently operates in northern Illinois, offering customers an alternative to the utility as its natural gas supplier.

Nicor Enerchange is a business that engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the Chicago market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchases of natural gas supplies.

Central Valley is developing a natural gas storage facility in the Sacramento River valley of north-central California and plans to provide approximately 10 Bcf of working natural gas capacity, offering flexible, high-deliverability multi-cycle services and interconnection to regional pipelines. Central Valley currently expects to begin injections of natural gas starting in 2010 and to begin to offer initial service in 2012. Nicor also is evaluating the development of other natural gas storage facilities in the United States.

Horizon Pipeline, a 50-percent-owned joint venture with NGPL, operates a natural gas pipeline of approximately 70 miles, stretching from Joliet, Illinois to near the Wisconsin/Illinois border. Nicor Gas has contracted for approximately 80 percent of Horizon Pipeline's capacity under an agreement expiring in 2012 at rates that have been accepted by FERC.

EN Engineering, a previously-owned joint venture between Nicor and A. Epstein & Sons International, is an engineering and consulting firm that specializes in the design, installation and maintenance of natural gas, petroleum and liquid pipeline facilities. EN Engineering provides engineering and corrosion services to Nicor Gas. Nicor sold its ownership on March 31, 2009.

Additional information about Nicor's other energy ventures is presented in Item 1A – Risk Factors, Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8 – Notes to the Consolidated Financial Statements.

CORPORATE

Nicor has equity investments in a cargo container leasing business and certain affordable housing investments. Additional information on Nicor's equity investments are presented in Item 8 – Notes to the Consolidated Financial Statements – Note 16 – Equity Investment Income, Net.

AVAILABLE INFORMATION

Nicor files various reports with the SEC. These reports include the annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 (a) of the Securities Exchange Act of 1934. Nicor makes all of these reports available without charge to the public on the investor section of the company's Internet site at www.nicor.com as soon as reasonably practicable after Nicor files them with, or furnishes them to, the SEC.

Item 1A. Risk Factors

The following factors are the most significant factors that can impact year-to-year comparisons and may affect the future performance of the company's businesses. New risks may emerge and management cannot predict those risks or estimate the extent to which they may affect the company's financial performance.

Regulation of Nicor Gas, including changes in the regulatory environment in general, may adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas is regulated by the ICC, which has general regulatory power over practically all phases of the public utility business in Illinois, including rates and charges, issuance of securities, services and facilities, system of accounts, investments, safety standards, transactions with affiliated interests and other matters.

Nicor Gas is permitted by the ICC's PGA regulation to adjust the charge to its sales customers on a monthly basis to recover the company's prudently incurred actual costs to acquire the natural gas it delivers to them. The company's gas costs are subject to subsequent prudence reviews by the ICC for which the company makes annual filings. The annual prudence reviews for calendar years 1999-2009 are open for review and any disallowance of costs in those proceedings could adversely affect Nicor Gas' results of operations, cash flows and financial condition.

Additionally, Nicor Gas is permitted by ICC regulations to periodically adjust the charge to its customers to recover the company's prudently incurred actual costs associated with environmental remediation at former manufactured gas plant sites, franchise payments to municipalities, energy efficiency programs and, as approved in February 2010, bad debt expense. These charges are subject to subsequent prudence reviews by the ICC and any disallowance of costs by the ICC could adversely affect Nicor Gas' results of operations, cash flows and financial condition.

Most of Nicor Gas' other charges are changed only through a rate case proceeding with the ICC. The charges established in a rate case proceeding are based on an approved level of operating costs and investment in utility property and are designed to allow the company an opportunity to recover those costs and to earn a fair return on that investment based upon an estimated volume of annual natural gas deliveries. To the extent Nicor Gas' actual costs to provide utility service are higher than the levels approved by the ICC, or its actual natural gas deliveries are less than the annual volume estimated by the ICC, Nicor Gas' results of operations, cash flows and financial condition could be adversely affected until such time as it files for and obtains ICC approval for new charges through a rate case proceeding.

Nicor Gas is subject to rules and regulations pertaining to the integrity of its distribution system and environmental compliance. The company's results of operations, cash flows and financial condition could be adversely affected by any additional laws or regulations that are enacted that require significant increases in the amount of expenditures for system integrity and environmental compliance.

The ICC has other rules that impact the operations of utilities in Illinois. Changes in these rules could impact the company's results of operations, cash flows and financial condition.

Nicor Gas enters into various service agreements with Nicor and its affiliates. Nicor Gas obtains the required ICC approvals for these agreements. The company's results of operations, cash flows and financial condition could be adversely affected if, as a result of a change in law or action by the ICC, new restrictions are imposed that limit or prohibit certain service agreements between Nicor Gas and its affiliates.

A change in the ICC's approved rate mechanism for recovery of environmental remediation costs at former manufactured gas plant sites, or adverse decisions with respect to the prudence of costs actually incurred, could adversely affect the company's results of operations, cash flows and financial condition.

Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites for which the company may in part be responsible. Management believes that any such costs that are not recoverable from other entities or from insurance carriers are recoverable through rates for utility services under an ICC-approved mechanism for the recovery of prudently incurred costs. A change in this rate recovery mechanism, however, or a decision by the ICC that some or all of these costs were not prudently incurred, could adversely affect the company's results of operations, cash flows and financial condition.

An adverse decision in the proceeding concerning Nicor Gas' PBR plan could result in a refund obligation which could adversely affect the company's results of operations, cash flows and financial condition.

In 2000, Nicor Gas instituted a PBR plan for natural gas costs. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan was terminated effective January 1, 2003. There are allegations that Nicor Gas acted improperly in connection with the PBR plan, and the ICC is reviewing these allegations in a pending proceeding. An adverse decision in this proceeding could result in a refund to ratepayers or other obligations which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas relies on direct connections to eight interstate pipelines and extensive underground storage capacity. If these pipelines or storage facilities were unable to deliver natural gas for any reason it could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas meets its customers' peak day, seasonal and annual gas requirements through deliveries of natural gas transported on interstate pipelines, with which it or its natural gas suppliers have contracts, and through withdrawals of natural gas from storage fields it owns or leases. Nicor Gas contracts with multiple pipelines for transportation services. If a pipeline were to fail to perform transportation or storage service, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, on a peak day or other day with high volume gas requirements, Nicor Gas' ability to meet all of its customers' natural gas requirements may be impaired unless or until alternative arrangements for delivery of supply were put in place. Likewise, if a storage field owned by Nicor Gas, or a principal Nicor Gas-owned transmission or distribution pipeline used to deliver natural gas to the market, were to be out of service for any reason, including as a result of war, acts or threats of terrorism, mechanical problems or natural disaster, this could impair Nicor Gas' ability to meet its customers' full requirements which could adversely affect the company's results of operations, cash flows and financial condition.

Fluctuations in weather, economic conditions and use of alternative fuel sources have the potential to adversely affect the company's results of operations, cash flows and financial condition.

When weather conditions are milder than normal, Nicor Gas has historically delivered less natural gas, and consequently may earn less income. Nicor Gas' natural gas deliveries are temperature-sensitive and seasonal since about one-half of all deliveries are used for space heating. Typically, about three-quarters of the deliveries and revenues occur from October through March. Mild weather in the future could adversely affect the company's results of operations, cash flows and financial condition. In addition, factors including, but not limited to, conservation, economic conditions and the use of alternative fuel sources could also result in lower customer demand.

Conversely, results from products sold by Nicor Solutions and Nicor Advanced Energy generally benefit from milder than normal weather. Nicor Solutions and Nicor Advanced Energy offer utility-bill management products that mitigate and/or eliminate the risks to customers of variations in weather. Benefits or costs related to these products resulting from variances from normal weather are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. To the extent weather is colder than normal in the future, Nicor Solutions and Nicor Advanced Energy's results of operations, cash flows and financial condition could be adversely affected.

Conservation could adversely affect the company's results of operations, cash flows and financial condition.

As a result of recent legislative and regulatory initiatives, the company is putting in place programs to promote additional energy efficiency by its customers. Funding for such programs will be recovered through a cost recovery rider. However, the adverse impact of lower deliveries and resulting reduced margin could adversely affect the company's results of operations, cash flows and financial condition until such time as it files for and obtains ICC approval for new charges through a rate case proceeding.

Possible legislation or regulation intended to address concerns about climate change could adversely affect the company's results of operations, cash flows and financial condition.

Governmental agencies are evaluating changes in laws to address concerns about the possible effects of greenhouse gas emissions on climate. Among other things, future laws may mandate reductions in future emissions by the company and its customers. If enacted, such laws could require the company to reduce emissions and to incur compliance costs that could adversely affect the company's results of operations, cash flows and financial condition.

Natural gas commodity price changes may affect the operating costs and competitive positions of the company's businesses which could adversely affect its results of operations, cash flows and financial condition.

Nicor's energy-related businesses are sensitive to changes in natural gas prices. Natural gas prices historically have been volatile and may continue to be volatile in the future. Prices for natural gas are subject to a variety of factors that are beyond Nicor's control. These factors include, but are not limited to, the level of consumer demand for, and the supply of, natural gas, processing, gathering and transportation availability, the level of imports of, and the price of foreign natural gas, the price and availability of alternative fuel sources, weather conditions, natural disasters and political conditions or hostilities in natural gas producing regions.

Any changes in natural gas prices could affect the prices Nicor's energy-related businesses charge, operating costs and the competitive position of products and services. In accordance with the ICC's PGA regulations, Nicor Gas adjusts its gas cost charges to sales customers on a monthly basis to account for changes in the price of natural gas. However, changes in natural gas prices can also impact certain operating and financing costs that can only be reflected in Nicor Gas' charges to customers if approved by the ICC in a rate case. Increases in natural gas prices can also have an adverse effect on natural gas distribution margin because such increases can result in lower customer demand.

Nicor's other energy businesses are also subject to natural gas commodity price risk, arising primarily from fixed-price purchase and sale agreements, natural gas inventories and utility-bill management arrangements. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks.

Nicor's use of derivative instruments could adversely affect the company's results of operations, cash flows and financial condition.

Nicor uses derivative instruments, including futures, options, forwards and swaps, either traded on exchanges or executed over-the-counter with natural gas merchants as well as financial institutions, to hedge natural gas price risk. Fluctuating natural gas prices cause earnings and financing costs of Nicor to be impacted. The use of derivative instruments that are not perfectly matched to the exposure could adversely affect the company's results of operations, cash flows and financial condition. Also, when Nicor's derivative instruments either do not qualify for hedge accounting treatment or for which hedge accounting is not elected, the company's results of operations, cash flows and financial condition could be adversely affected.

Nicor is subject to margin requirements in connection with the use of derivative financial instruments and these requirements could escalate if prices move adversely.

Adverse decisions in lawsuits seeking a variety of damages allegedly caused by mercury spillage could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of equipment. Nicor Gas remains a defendant in several private lawsuits, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations. Adverse decisions regarding these claims, if not fully covered by such insurance, could adversely affect the company's results of operations, cash flows and financial condition.

Transporting and storing natural gas involves numerous risks that may result in accidents and other operating risks and costs that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor Gas' activities involve a variety of inherent hazards and operating risks, such as leaks, accidents and mechanical problems, which could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution and impairment of Nicor Gas' operations, which in turn could lead to substantial losses. In accordance with customary industry practice, Nicor Gas maintains insurance against some, but not all, of these risks and losses. The location of pipelines and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events if not fully covered by insurance could adversely affect the company's results of operations, cash flows and financial condition.

A significant decline in the market value of investments held within the pension trust maintained by Nicor Gas adversely affects the company's results of operations, cash flows and financial condition.

Nicor Gas sponsors a defined benefit pension plan and, over the years, has made contributions to a trust to fund future benefit obligations of the pension plan participants. A significant decline in the market value of investments held in the trust of the pension plan unfavorably impacts the benefit costs associated with the pension plan and could adversely affect Nicor Gas' liquidity if additional contributions to the trust are required. These impacts, either individually or in aggregate, may adversely affect the company's results of operations, cash flows and financial condition.

An inability to access financial markets could affect the execution of Nicor's business plan and could adversely affect the company's results of operations, cash flows and financial condition.

Nicor relies on access to both short- and long-term capital markets as a significant source of liquidity for capital and operating requirements not satisfied by the cash flows from its operations. Management believes that Nicor and its subsidiaries will maintain sufficient access to these financial markets based upon current credit ratings. However, certain disruptions outside of Nicor's control or events of default under its debt agreements may increase its cost of borrowing or restrict its ability to access one or more financial markets. Such disruptions could include an economic downturn, the bankruptcy of an unrelated energy company or downgrades to Nicor's credit ratings. Restrictions on Nicor's ability to access financial markets may affect its ability to execute its business plan as scheduled and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the rules and regulations of certain regulatory agencies could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping is subject to the International Ship and Port-facility Security Code and is also subject to the United States Maritime Transportation Security Act, both of which require extensive security assessments, plans and procedures. Tropical Shipping is also subject to the regulations of both the Federal Maritime Commission, and the Surface Transportation Board, other federal agencies as well as local laws, where applicable. Additional costs that could result from changes in the rules and regulations of these regulatory agencies would adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business is dependent on general economic conditions. Changes or downturns in the economy could adversely affect the results of operations, cash flows and financial condition of Tropical Shipping.

Tropical Shipping's business consists primarily of the shipment of building materials, food and other necessities from the United States and Canada to developers, manufacturers and residents in the Bahamas and the Caribbean region, as well as tourist-related shipments intended for use in hotels and resorts, and on cruise ships. As a result, Tropical Shipping's results of operations, cash flows and financial condition can be significantly affected by adverse general economic conditions in the United States, Bahamas, Caribbean region and Canada. Also, a shift in buying patterns that results in such goods being sourced directly from other parts of the world, including China and India, rather than the United States and Canada, could significantly affect Tropical Shipping's results of operations, cash flows and financial condition.

The occurrence of hurricanes, storms and other natural disasters in Tropical Shipping's area of operations could adversely affect its results of operations, cash flows and financial condition.

Tropical Shipping's operations are affected by weather conditions in Florida, Canada, the Bahamas and Caribbean regions. During hurricane season in the summer and fall, Tropical Shipping may be subject to revenue loss, higher operating expenses, business interruptions, delays, and ship, equipment and facilities damage which could adversely affect Tropical Shipping's results of operations, cash flows and financial condition.

Nicor has credit risk that could adversely affect the company's results of operations, cash flows and financial condition.

Nicor extends credit to its counterparties. Despite what the company believes to be prudent credit policies and the maintenance of netting arrangements, the company is exposed to the risk that it may not be able to collect amounts owed to it. If counterparties fail to perform and any collateral the company has secured is inadequate, it could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies that could adversely affect the company's results of operations, cash flows and financial condition.

The company is involved in legal or administrative proceedings before various courts and governmental bodies with respect to general claims, rates, taxes, environmental issues, billing, credit and collection matters, intersegment services, gas cost prudence reviews and other matters. Adverse decisions regarding these matters, to the extent they require the company to make payments in excess of amounts provided for in its financial statements, could adversely affect the company's results of operations, cash flows and financial condition.

Changes in taxation could adversely affect the company's results of operations, cash flows and financial condition.

Various tax and fee increases may occur in locations in which the company operates. The company cannot predict whether legislation or regulation will be introduced, the form of any legislation or regulation, or whether any such legislation or regulation will be passed by the legislatures or other governmental bodies. New taxes or an increase in tax rates would increase tax expense and could adversely affect the company's results of operations, cash flows and financial condition.

Changes in the laws and regulations regarding the sale and marketing of products and services offered by Nicor's other energy ventures could adversely affect the results of operations, cash flows and financial condition of Nicor.

Nicor's other energy ventures provide various energy-related products and services. These include sales of natural gas and utility-bill management services to residential and small commercial customers, the sale, repair, maintenance and warranty of heating, air conditioning and indoor air quality equipment and wholesale natural gas supply services. The sale and marketing of these products and services by Nicor's other energy ventures are subject to various state and federal laws and regulations. Changes in these laws and regulations could impose additional costs on, or restrict or prohibit certain activities by, Nicor's other energy ventures which could adversely affect the results of operations, cash flows and financial condition of Nicor.

The risks described above should be carefully considered in addition to the other cautionary statements and risks described elsewhere, and the other information contained in this report and in Nicor's other filings with the SEC, including its subsequent reports on Forms 10-Q and 8-K. The risks and uncertainties described above are not the only risks Nicor faces although they are the most significant risks. See Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 7A – Quantitative and Qualitative Disclosures About Market Risk, and Item 8 – Notes to the Consolidated Financial Statements – Note 10 – Income Taxes and Note 21 – Contingencies for further discussion of these and other risks Nicor faces.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Information concerning Nicor and its major subsidiaries' properties is included in Item 1 – Business, and is incorporated herein by reference. These properties are suitable, adequate and utilized in the company's operations.

Item 3. Legal Proceedings

Illinois Attorney General Subpoena. On February 8, 2010, the Office of the Attorney General for the State of Illinois ("IOAG") issued a subpoena to Nicor to provide documents in connection with an IOAG investigation pursuant to the Illinois Whistleblower Reward and Protection Act. According to the subpoena, the IOAG investigation relates to billing practices used with certain customer accounts involving government funds. While the company believes its billing practices comply with ICC requirements, the company is unable to predict the outcome of this matter or reasonably estimate its potential exposure, if any, and has not recorded a liability associated with this matter.

Also see Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies, which is incorporated herein by reference.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Name	Age	Position and Business Experience during past five years
Russ M. Strobel	57	Chairman, Nicor and Nicor Gas (since 2005); Chief Executive Officer, Nicor (since 2005); Chief Executive Officer, Nicor Gas (since 2003); President, Nicor and Nicor Gas (since 2002).
Richard L. Hawley	60	Executive Vice President and Chief Financial Officer, Nicor and Nicor Gas (since 2003).
Rocco J. D'Alessandro	51	Executive Vice President Operations, Nicor Gas (since 2006); Senior Vice President Operations, Nicor Gas (2002-2006).
Daniel R. Dodge	56	Executive Vice President Diversified Ventures, Nicor (since 2007); Senior Vice President Diversified Ventures and Corporate Planning, Nicor and Nicor Gas (2002-2007).
Claudia J. Colalillo	60	Senior Vice President Human Resources and Corporate Communications, Nicor (since 2002) and Nicor Gas (since 2006); Senior Vice President Human Resources and Customer Care, Nicor Gas (2002-2006).
Paul C. Gracey, Jr.	50	Senior Vice President, General Counsel and Secretary, Nicor and Nicor Gas (since 2006); Vice President, General Counsel and Secretary, Nicor and Nicor Gas (2002-2006).
Gerald P. O'Connor	58	Senior Vice President Finance and Strategic Planning, Nicor and Nicor Gas (since 2007); Senior Vice President Finance and Treasurer, Nicor and Nicor Gas (2007); Vice President Administration and Finance, Nicor and Nicor Gas (2004-2006).
Karen K. Pepping	45	Vice President and Controller, Nicor and Nicor Gas (since 2006); Assistant Vice President and Controller, Nicor and Nicor Gas (2005-2006); Assistant Controller, Nicor and Nicor Gas (2003-2005).
Douglas M. Ruschau	51	Vice President and Treasurer, Nicor and Nicor Gas (since 2007); Vice President Finance and Treasurer, Peoples Energy Corporation (2002-2007).
Rick Murrell	63	Chairman and President, Tropical Shipping and Construction Company Limited (since 2006); President and CEO, Tropical Shipping and Birdsall Inc. (1986-2005).

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Nicor common stock is listed on the New York and Chicago Stock Exchanges. At February 17, 2010, there were approximately 17,700 common stockholders of record and the closing stock price was $39.92.

Quarter	Stock price High	Stock price Low	Dividends Declared
2009			
First	**$ 36.34**	**$ 27.50**	**$ .465**
Second	**35.37**	**30.28**	**.465**
Third	**38.08**	**32.83**	**.465**
Fourth	**43.39**	**34.96**	**.465**
2008			
First	$ 42.70	$ 32.35	$ .465
Second	44.55	33.33	.465
Third	51.99	38.01	.465
Fourth	48.42	32.53	.465

In 2001, Nicor announced a $50 million common stock repurchase program, under which Nicor may purchase its common stock as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There have been no repurchases under this program during 2009 or 2008. As of December 31, 2009, $21.5 million remained authorized for the repurchase of common stock.

STOCK PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total returns for Nicor Common Stock, the S&P Utilities Index and the S&P 500 Index (both of which include Nicor Common Stock) as of December 31 of each of the years indicated, assuming $100 was invested on January 1, 2005, and all dividends were reinvested.

Comparison of Five-Year Cumulative Total Return



200
150
100
50
2005
2006
2007
2008
2009
Nicor
S&P Utilities
S&P 500

	2005	2006	2007	2008	2009
Nicor	$111	$139	$131	$113	$144
S&P Utilities	117	141	168	120	134
S&P 500	105	121	128	81	102

Nicor Inc.

Item 6. Selected Financial Data

(in millions, except per share data)

	Year ended December 31				
	2009	2008	2007	2006	2005
Operating revenues	**$ 2,652.1**	$ 3,776.6	$ 3,176.3	$ 2,960.0	$ 3,357.8
Operating income	**$ 220.3**	$ 185.0	$ 206.5	$ 202.5	$ 201.7
Net income	**$ 135.5**	$ 119.5	$ 135.2	$ 128.3	$ 136.3
Earnings per average share of common stock					
Basic	**$ 2.99**	$ 2.64	$ 2.99	$ 2.88	$ 3.08
Diluted	**2.98**	2.63	2.99	2.87	3.07
Dividends declared per common share	**$ 1.86**	$ 1.86	$ 1.86	$ 1.86	$ 1.86
Property, plant and equipment					
Gross	**$ 4,961.0**	$ 4,802.4	$ 4,611.7	$ 4,479.7	$ 4,351.3
Net	**2,939.1**	2,858.6	2,757.3	2,714.7	2,659.1
Total assets	**$ 4,435.7**	$ 4,784.0	$ 4,271.3	$ 4,137.2	$ 4,453.4
Capitalization					
Long-term debt, net of unamortized discount	**$ 498.2**	$ 448.0	$ 422.8	$ 497.5	$ 485.8
Mandatorily redeemable preferred stock	**.1**	.6	.6	.6	.6
Common equity	**1,037.7**	973.1	945.2	876.1	814.8
	$ 1,536.0	$ 1,421.7	$ 1,368.6	$ 1,374.2	$ 1,301.2

See Item 1A - Risk Factors and Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations for factors that can impact year-to-year comparisons and may affect the future performance of Nicor's business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this financial review is to explain changes in operating results and financial condition from 2007 to 2009 and to discuss business trends that might affect Nicor. Certain terms used herein are defined in the glossary on pages ii and iii. The discussion is organized into six sections – Summary, Results of Operations, Financial Condition and Liquidity, Outlook, Contingencies and Critical Accounting Estimates.

SUMMARY

Nicor is a holding company. Gas distribution is Nicor's primary business. Nicor's subsidiaries include Nicor Gas, one of the nation's largest distributors of natural gas, and Tropical Shipping, a transporter of containerized freight in the Bahamas and the Caribbean region. Nicor also owns several energy-related ventures, including Nicor Services, Nicor Solutions and Nicor Advanced Energy, which provide energy-related products and services to retail markets, and Nicor Enerchange, a wholesale natural gas marketing company. Nicor also has equity interests in a cargo container leasing business, a FERC-regulated natural gas pipeline and certain affordable housing investments.

Net income and diluted earnings per common share are presented below (in millions, except per share data):

	2009	2008	2007
Net income	**$ 135.5**	$ 119.5	$ 135.2
Diluted earnings per common share	**$ 2.98**	$ 2.63	$ 2.99

When comparing 2009 results to 2008, net income and diluted earnings per common share for 2008 include pretax mercury-related costs of $0.6 million ($.01 per share). Year over year comparisons (excluding the effect of the mercury-related costs) reflect improved operating results in the company's gas distribution business and other energy-related businesses and higher equity investment income, partially offset by lower operating income in the company's shipping business, lower interest income and a higher effective income tax rate.

When comparing 2008 results to 2007, net income and diluted earnings per common share for 2007 include pretax mercury-related recoveries of $8.0 million ($.11 per share) associated with Nicor Gas' mercury inspection and repair program which included a reduction of $7.2 million to the company's previously established reserve and $0.8 million in cost recoveries. Net income and diluted earnings per common share for 2008 include pretax mercury-related costs of $0.6 million ($.01 per share). Year over year comparisons (excluding the effects of the items noted above) reflect improved operating results in the company's gas distribution business and higher equity investment income, which were more than offset by lower operating income in the company's shipping business and other energy-related businesses, lower corporate operating results and higher interest expense.

Rate proceeding. On March 25, 2009, the ICC issued an order approving an increase in base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. The order also approved an energy efficiency rider. Nicor Gas placed the rates approved in the March 25, 2009 order into effect on April 3, 2009.

On April 24, 2009, Nicor Gas filed a request for rehearing with the ICC concerning the capital structure and return on equity contained in the ICC's rate order contending the company's return on rate base should be higher. On May 13, 2009, the ICC agreed to conduct a rehearing concerning the capital structure but denied the remainder of the company's request. On October 7, 2009, the ICC issued its decision on rehearing in which it increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million, increasing the rate of return on rate base to 8.09 percent. Nicor Gas placed the rates approved in the rehearing decision into effect on a prospective basis on October 15, 2009. Therefore, the total annual base revenue increase resulting from the rate case originally filed by the company in April 2008 is approximately $80 million. In December 2009, Nicor Gas withdrew appeals of the ICC rate orders that it previously had filed in state appellate court. The ICC's decision on rehearing, therefore, is final and no longer subject to appeal.

As a result of the rates placed into effect in 2009, it is estimated that a 100-degree day variation from normal (5,600 degree days annually) impacts Nicor Gas' distribution margin, net of income taxes, by approximately $1.3 million.

Bad debt rider. In September 2009, Nicor Gas filed for approval of a bad debt rider with the ICC under an Illinois state law which took effect in July 2009. On February 2, 2010, the ICC issued an order approving the company's proposed bad debt rider. This rider will provide for recovery from customers of the amount over the benchmark for bad debt expense established in the company's rate cases. It will also provide for refunds to customers if bad debt expense is below such benchmarks.

As a result of the February order, Nicor Gas will record in the first quarter of 2010 a net recovery related to 2008 and 2009 of approximately $32 million; substantially all of this amount is expected to be collected in 2010. The benchmark, against which 2010 actual bad debt expense will be compared, is approximately $63 million.

Capital market environment. The volatility in the capital markets over the past two years has caused general concern over the valuations of investments, exposure to increased credit risk and pressures on liquidity. The company continues to review its investments, exposure to credit risk and sources of liquidity and does not currently expect any future material adverse impacts relating to these items.

Operating income. Operating income (loss) by the company's major businesses is presented below (in millions):

	2009	2008	2007
Gas distribution	**$ 149.7**	$ 124.4	$ 128.7
Shipping	**29.2**	39.3	45.4
Other energy ventures	**45.5**	25.3	34.0
Corporate and eliminations	**(4.1)**	(4.0)	(1.6)
	$ 220.3	$ 185.0	$ 206.5

The following summarizes operating income (loss) comparisons by the company's major businesses:

- Gas distribution operating income increased $25.3 million in 2009 compared to the prior year due to higher gas distribution margin ($39.0 million increase), partially offset by higher depreciation expense ($6.5 million increase) and operating and maintenance expense ($5.8 million increase).

  Gas distribution operating income decreased $4.3 million in 2008 compared to the prior year due primarily to higher operating and maintenance expense ($24.8 million increase), the absence of $8.0 million in mercury-related recoveries recorded in 2007, higher depreciation expense ($5.3 million increase) and lower gains on property sales ($1.2 million decrease), partially offset by higher gas distribution margin ($35.7 million increase).

- Shipping operating income decreased $10.1 million in 2009 compared to the prior year due to lower operating revenues ($72.6 million decrease), which were partially offset by lower operating costs ($62.5 million decrease). Lower operating revenues were attributable to lower volumes shipped and lower average rates. Operating costs were lower due primarily to lower transportation-related costs, charter costs and payroll and benefit-related costs.

  Shipping operating income decreased $6.1 million in 2008 compared to the prior year as higher operating revenues ($21.3 million increase) were more than offset by higher operating costs ($27.4 million increase). Higher operating revenues were attributable to higher average rates, partially offset by lower volumes shipped. Operating costs were higher due primarily to higher transportation-related costs.

- Nicor's other energy ventures operating income increased $20.2 million in 2009 compared to the prior year due primarily to higher operating income at Nicor's wholesale natural gas marketing business, Nicor Enerchange ($18.2 million increase) and at Nicor's energy-related products and services businesses ($1.7 million increase). Higher operating income at Nicor Enerchange was due primarily to favorable results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses. Higher operating income at Nicor's energy-related products and services businesses was due to lower operating expenses ($7.0 million decrease), partially offset by lower operating revenues ($5.3 million decrease).

  Nicor's other energy ventures operating income decreased $8.7 million in 2008 compared to the prior year due primarily to lower operating income at Nicor Enerchange ($11.9 million decrease), partially offset by higher operating income at Nicor's energy-related products and services businesses ($4.8 million increase). Lower operating income at Nicor Enerchange was due primarily to unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory and lower results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by the favorable costing of physical sales activity. Improved operating results at Nicor's energy-related products and services businesses were due to lower operating expenses ($12.2 million decrease), partially offset by lower operating revenues ($7.4 million decrease).

Nicor Enerchange uses derivatives to mitigate commodity price risk in order to substantially lock-in the profit margin that will ultimately be realized. A source of commodity price risk arises as Nicor Enerchange purchases and holds natural gas in storage to earn a profit margin from its ultimate sale. However, gas stored in inventory is required to be accounted for at the lower of weighted-average cost or market, whereas the derivatives used to reduce the risk associated with a change in the value of the inventory are carried at fair value, with changes in fair value recorded in operating results in the period of change. In addition, Nicor Enerchange also uses derivatives to mitigate the commodity price risks of the utility-bill management products offered by Nicor's energy-related products and services businesses. The gains and losses associated with the utility-bill management products are recognized in the months that the services are provided. However, the underlying derivatives used to hedge the price exposure are carried at fair value. For derivatives that either do not meet the requirements for hedge accounting or for which hedge accounting is not elected, the changes in fair value are recorded in operating results in the period of change. As a result, earnings are subject to volatility as the fair value of derivatives change. The volatility resulting from this accounting can be significant from period to period.

- Corporate and eliminations' operating income for 2009, 2008 and 2007 was impacted by the following items:

  In 2009 and 2008, corporate and eliminations' operating income included costs of $3.7 million and $6.2 million, respectively, associated with Nicor's other energy ventures' utility-bill management products attributable to colder than normal weather. Both periods exclude costs of approximately $0.6 million recorded within other energy ventures. In 2007, there was no material weather impact related to other energy ventures' utility-bill management contracts. The above noted benefits or costs resulting from variances from normal weather related to these products are recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries. The weather impact of these contracts generally serves to partially offset the gas distribution business weather risk. The amount of the offset attributable to the utility-bill management products marketed by Nicor's other energy ventures will vary depending upon a number of factors including the time of year, weather patterns, the number of customers for these products and the market price for natural gas.

  In 2008, corporate and eliminations' operating income included recoveries of previously incurred legal costs of $3.1 million. The legal cost recoveries were from a counterparty with whom Nicor previously did business during the PBR timeframe. The total recovery was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution business (recorded as a reduction to operating and maintenance expense).

RESULTS OF OPERATIONS

Details of various financial and operating information by major business can be found in the tables throughout this review. The following discussion summarizes the major items impacting Nicor's operating income.

Operating revenues. Operating revenues by the company's major businesses are presented below (in millions):

	2009	2008	2007
Gas distribution	**$ 2,140.8**	$ 3,206.9	$2,627.5
Shipping	**352.6**	425.2	403.9
Other energy ventures	**239.0**	230.3	244.5
Corporate and eliminations	**(80.3)**	(85.8)	(99.6)
	$ 2,652.1	$ 3,776.6	$3,176.3

Gas distribution operating revenues are impacted by changes in natural gas costs, which are passed directly through to customers without markup, subject to ICC review. Gas distribution operating revenues decreased $1,066.1 million in 2009 compared to the prior year due primarily to lower natural gas costs (approximately $900 million decrease), warmer weather in 2009 (approximately $140 million decrease) and lower demand unrelated to weather (approximately $60 million decrease), partially offset by the impact of the increase in base rates (approximately $60 million increase).

Gas distribution operating revenues increased $579.4 million in 2008 compared to the prior year due primarily to higher natural gas costs (approximately $370 million increase) and colder weather in 2008 (approximately $185 million increase).

Shipping operating revenues decreased $72.6 million in 2009 compared to the prior year due to lower volumes shipped ($44.2 million decrease) and lower average rates ($28.4 million decrease). Volumes shipped were adversely impacted by the economic slowdown. Lower average rates were attributable to lower cost-recovery surcharges for fuel.

Shipping operating revenues increased $21.3 million in 2008 compared to the prior year due to higher average rates ($39.9 million increase), partially offset by lower volumes shipped ($18.6 million decrease). Rates were higher due primarily to cost-recovery surcharges for fuel. Volumes shipped were adversely impacted by decreased construction cargo, decreased tourism and increased competition.

Nicor's other energy ventures operating revenues increased $8.7 million in 2009 compared to the prior year due primarily to higher operating revenues at Nicor Enerchange ($13.9 million increase) partially offset by lower operating revenues at Nicor's energy-related products and services businesses ($5.3 million decrease). Higher operating revenues at Nicor Enerchange were due to favorable results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses. Lower revenues at Nicor's energy-related products and services businesses were due to lower average revenue per utility-bill management contract, partially offset by higher average contract volumes.

Nicor's other energy ventures operating revenues decreased $14.2 million in 2008 compared to the prior year due primarily to lower revenues at Nicor's energy-related products and services businesses ($7.4 million decrease) and Nicor Enerchange ($6.7 million decrease). Lower revenues at Nicor's energy-related products and services businesses were due to lower average revenue per utility-bill management contract, attributable to product mix. Lower revenues at Nicor Enerchange were due primarily to unfavorable changes in valuations of derivative instruments used to hedge purchases and sales of natural gas inventory and lower results from the company's risk management activities associated with hedging the product risks of the utility-bill management contracts offered by Nicor's energy-related products and services businesses, partially offset by the favorable costing of physical sales activity.

Corporate and eliminations primarily reflects the elimination of revenues against Nicor Solutions' expenses for customers purchasing the utility-bill management products.

Gas distribution margin. Nicor utilizes a measure it refers to as "gas distribution margin" to evaluate the operating income impact of gas distribution revenues. Gas distribution revenues include natural gas costs, which are passed directly through to customers without markup, subject to ICC review, and revenue taxes, for which Nicor Gas earns a small administrative fee. These items often cause significant fluctuations in gas distribution revenues, with equal and offsetting fluctuations in cost of gas and revenue tax expense, with no direct impact on gas distribution margin. The 2009 rate orders included a franchise gas cost recovery rider and a rider to recover the costs associated with energy efficiency programs. As a result, changes in revenue included in gas distribution margin attributable to these items are expected to generally be offset by changes within operating and maintenance expense.

A reconciliation of gas distribution revenues and margin follows (in millions):

	2009	2008	2007
Gas distribution revenues	**$ 2,140.8**	$ 3,206.9	$ 2,627.5
Cost of gas	**(1,345.7)**	(2,427.8)	(1,906.5)
Revenue tax expense	**(148.1)**	(171.1)	(148.7)
Gas distribution margin	**$ 647.0**	$ 608.0	$ 572.3

Gas distribution margin increased $39.0 million in 2009 compared to the prior year due to the impact of the increase in base rates (approximately $60 million increase), partially offset by warmer weather (approximately $8 million decrease), lower demand unrelated to weather (approximately $5 million decrease) and lower revenue from cost recovery riders (approximately $3 million decrease). As a result of the 2009 rate orders, Nicor Gas will recover annual franchise gas costs over a twelve-month period beginning the subsequent May. Prior to the 2009 rate orders, such costs were recovered based upon a fixed amount determined periodically through a rate case proceeding. As a result of this change, franchise gas cost recoveries in 2009 are lower than prior periods with minimal impact on operating income. In 2009, the company also began recovering costs associated with an energy efficiency program.

Gas distribution margin increased $35.7 million in 2008 compared to the prior year due primarily to colder weather (approximately $15 million increase) and the impact of customer interest (approximately $12 million increase).

Gas distribution operating and maintenance expense. Gas distribution operating and maintenance expense increased $5.8 million in 2009 compared to the prior year due primarily to higher payroll and benefit-related costs ($26.5 million increase of which $21.8 million relates to higher pension expense, net of capitalization), the absence of prior year cost recoveries of previously incurred costs ($3.9 million, of which $2.0 million relates to a 2007 investigation of the presence of PCBs in the company's distribution system and $1.9 million relates to legal cost recoveries from a counterparty with whom Nicor previously did business during the PBR timeframe), higher postage charges ($2.0 million increase) and higher costs on legal matters ($1.8 million increase). Partially offsetting these amounts were lower bad debt expense ($17.5 million decrease due to lower revenues attributable principally to lower natural gas costs), lower company use and storage-related gas costs ($7.3 million decrease) and lower costs associated with the aforementioned cost recovery riders approved in the 2009 rate orders ($5.7 million decrease).

Gas distribution operating and maintenance expense increased $24.8 million in 2008 compared to the prior year due primarily to higher bad debt expense ($17.7 million increase) and payroll and benefit-related costs ($4.9 million increase). Higher bad debt expense is attributable to higher revenues and worsening economic conditions. Also included in gas distribution operating and maintenance expense for 2008 were the recoveries of previously incurred costs ($3.9 million) mentioned above.

Other gas distribution operating expenses. Mercury-related costs (recoveries), net reflect the estimated costs, recoveries and reserve adjustments associated with the company's mercury inspection and repair program. Mercury-related costs in 2008 were $0.6 million. Mercury-related recoveries in 2007 reflect a $7.2 million favorable reserve adjustment and $0.8 million in cost recoveries. Additional information about the company's mercury inspection and repair program is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Mercury.

Property sale gains and losses vary from year-to-year depending upon property sales activity. During 2008 and 2007, Nicor Gas realized pretax gains of $0.8 million and $2.0 million, respectively. The company periodically assesses its ownership of certain real estate holdings.

Shipping operating expenses. Shipping operating expenses decreased $62.5 million in 2009 compared to the prior year due primarily to lower transportation-related costs ($36.9 million decrease, largely attributable to lower volumes shipped and fuel prices), charter costs ($10.1 million decrease) and payroll and benefit-related costs ($5.8 million decrease).

Shipping operating expenses increased $27.4 million in 2008 compared to the prior year due primarily to higher transportation-related costs ($20.7 million increase) attributable primarily to increased fuel costs.

Other energy ventures operating expenses. Nicor's other energy ventures operating expenses decreased $11.5 million in 2009 compared to the prior year due primarily to a decrease in operating expenses at Nicor's energy-related products and services businesses ($7.0 million decrease) and at Nicor Enerchange ($4.3 million decrease). The decrease in operating expenses at Nicor's energy-related products and services businesses was due to lower average costs associated with utility-bill management contracts, partially offset by higher average contract volumes and higher selling, general and administrative costs attributable to business growth. The decrease in operating expenses at Nicor Enerchange was due primarily to lower transportation and storage charges attributable to lower natural gas prices.

Nicor's other energy ventures operating expenses decreased $5.5 million in 2008 compared to the prior year due to a decrease in operating expenses at Nicor's energy-related products and services businesses ($12.2 million decrease), partially offset by an increase in operating expenses at Nicor Enerchange ($5.2 million increase). The decrease in operating expenses at Nicor's energy-related products and services businesses was due to lower average costs associated with utility-bill management contracts, attributable to product mix. Higher operating expenses at Nicor Enerchange were due primarily to an increase in charges resulting from increased transportation capacity.

Other corporate expenses and eliminations. Other corporate operating expenses (income) were $0.6 million, ($2.0) million and $1.8 million in 2009, 2008 and 2007, respectively. In 2008, Nicor recorded a benefit of $3.1 million related to recoveries of previously incurred legal costs. Also included in the amounts for all years presented are certain business development costs.

Intercompany eliminations were ($76.7) million, ($79.8) million and ($99.8) million in 2009, 2008 and 2007, respectively, and related primarily to utility-bill management products.

Interest expense. Interest expense decreased $1.4 million in 2009 compared to the prior year due to lower average interest rates ($5.3 million decrease), partially offset by the impact of higher interest on income tax matters ($1.9 million increase) and bank commitment fees ($1.5 million increase).

Interest expense increased $2.2 million in 2008 compared to the prior year. This increase reflects the impacts of higher interest on income tax matters ($5.4 million increase) and higher average borrowing levels, partially offset by lower average interest rates. In 2007, Nicor recorded the effects of a settlement with the IRS related to the timing of certain deductions taken as part of a change in accounting method on its 2002 tax return. As a result of the settlement, Nicor reduced its reserve for interest payable by $9.6 million.

Net equity investment income. Net equity investment income increased $6.4 million in 2009 compared to the prior year due primarily to a $10.1 million gain recognized on the sale of the company's 50-percent interest in EN Engineering in the first quarter of 2009, partially offset by the absence of income from the company's investment in EN Engineering ($2.8 million decrease) and a decrease in income from the company's investment in Triton ($1.1 million decrease).

Net equity investment income increased $3.1 million in 2008 compared to the prior year due primarily to higher income from Triton ($1.3 million increase) and EN Engineering ($1.3 million increase).

Equity investment results include $5.3 million, $6.4 million and $5.1 million for 2009, 2008 and 2007, respectively, for Nicor's share of income from Triton.

Interest income. Interest income decreased $6.5 million in 2009 compared to the prior year due primarily to the impact of lower average interest rates ($2.5 million decrease), interest on tax matters ($2.2 million decrease) and average investment balances ($1.5 million decrease).

Income tax expense. In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2009, 2008 and 2007, income tax expense has not been provided on approximately $19 million, $23 million and $39 million, respectively, of foreign company shipping earnings.

At December 31, 2009, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $58 million on approximately $165 million of cumulative undistributed foreign earnings.

The effective income tax rate was 32.4 percent, 27.0 percent and 26.6 percent for 2009, 2008 and 2007, respectively. The higher effective income tax rate in 2009 compared to 2008 reflects higher pretax income in 2009 (which causes a higher effective income tax rate since permanent differences and tax credits are a smaller share of pretax income), as well as a decrease in untaxed foreign earnings and the absence of the 2008 tax reserve adjustments. The higher effective income tax rate in 2008 compared to 2007 reflects a decrease in untaxed foreign earnings in 2008, offset, in part, by tax reserve adjustments.

Nicor Inc.

Gas Distribution Statistics

	2009	2008	2007
Operating revenues (millions)			
Sales			
Residential	**$ 1,377.9**	$ 2,176.2	$ 1,791.4
Commercial	**350.4**	551.4	426.2
Industrial	**38.2**	61.9	47.6
	1,766.5	2,789.5	2,265.2
Transportation			
Residential	**47.1**	40.9	31.1
Commercial	**79.1**	82.2	76.7
Industrial	**39.4**	38.3	37.5
Other	**4.1**	25.7	10.6
	169.7	187.1	155.9
Other revenues			
Revenue taxes	**150.3**	174.0	149.6
Environmental cost recovery	**12.5**	9.7	10.9
Chicago Hub	**7.7**	11.3	19.0
Other	**34.1**	35.3	26.9
	204.6	230.3	206.4
	$ 2,140.8	$ 3,206.9	$ 2,627.5
Deliveries (Bcf)			
Sales			
Residential	**199.8**	214.4	201.8
Commercial	**52.7**	54.7	48.7
Industrial	**6.3**	6.4	5.7
	258.8	275.5	256.2
Transportation			
Residential	**25.4**	25.6	19.7
Commercial	**89.6**	93.1	84.6
Industrial	**102.1**	103.9	107.8
	217.1	222.6	212.1
	475.9	498.1	468.3
Year-end customers (thousands)			
Sales			
Residential	**1,763**	1,760	1,789
Commercial	**132**	130	128
Industrial	**8**	8	7
	1,903	1,898	1,924
Transportation			
Residential	**218**	222	191
Commercial	**50**	53	54
Industrial	**5**	5	5
	273	280	250
	2,176	2,178	2,174
Other statistics			
Degree days	**6,106**	6,348	5,756
Colder (warmer) than normal (1)	**9%**	9%	(1%)
Average gas cost per Mcf sold	**$ 5.06**	$ 8.76	$ 7.36

(1) Normal weather for Nicor Gas' service territory, for purposes of this report, is considered to be 5,600 degree days per year for 2009 and 5,830 degree days per year for 2008 and 2007.

Shipping Statistics	**2009**	2008	2007
TEUs shipped (thousands)	**176.6**	197.1	206.6
Revenue per TEU	**$ 1,997**	$ 2,158	$ 1,955
At end of period			
Ports served	**25**	25	26
Vessels operated	**15**	17	19

FINANCIAL CONDITION AND LIQUIDITY

The company believes it has access to adequate resources to meet its needs for capital expenditures, debt redemptions, dividend payments and working capital. These resources include net cash flow from operating activities, access to capital markets, lines of credit and short-term investments. Capital market conditions are not currently expected to have a material adverse impact on the company's ability to access capital.

Operating cash flows. Net cash flow provided from (used for) operating activities was $570.8 million, ($27.4) million and $252.2 million in 2009, 2008 and 2007, respectively. The gas distribution business is highly seasonal and operating cash flow may fluctuate significantly during the year and from year-to-year due to factors such as weather, natural gas prices, the timing of collections from customers, natural gas purchasing, and storage and hedging practices. The company relies on short-term financing to meet seasonal increases in working capital needs. Cash requirements generally increase over the last half of the year due to increases in natural gas purchases, gas in storage and accounts receivable. During the first half of the year, positive cash flow generally results from the sale of gas in storage and the collection of accounts receivable. This cash is typically used to substantially reduce, or eliminate, short-term debt during the first half of the year.

Nicor maintains margin accounts related to financial derivative transactions. These margin accounts may cause large fluctuations in cash needs or sources in a relatively short period of time due to daily settlements resulting from changes in natural gas futures prices. The company manages these fluctuations with short-term borrowings and investments.

Investing activities. Net cash flow used for investing activities was $211.5 million, $265.3 million and $193.9 million in 2009, 2008 and 2007, respectively.

Capital expenditures. Capital expenditures is an internal measure utilized by management that represents cash additions to property, plant and equipment, adjusted for items including the accrual of work performed through period end and other non-cash items, contributions in aid of construction and expenditures associated with asset retirement obligations. Capital expenditures by the company's major businesses are presented in the following table (in millions):

	Estimated 2010	**2009**	2008	2007
Gas distribution	$ 195	**$ 203**	$ 229	$ 159
Shipping	65	**22**	17	14
Other energy ventures	60	**6**	4	4
	$ 320	**$ 231**	$ 250	$ 177

Gas distribution capital expenditures decreased in 2009 versus 2008 due to the impact of lower customer additions (approximately $10 million decrease), information technology improvements (approximately $10 million decrease), facility construction (approximately $9 million decrease) and lower expenditures associated with gas distribution, transmission and storage system improvements (approximately $7 million decrease), partially offset by higher capitalized overhead costs attributable to higher postretirement benefit costs (approximately $9 million increase).

Gas distribution capital expenditures increased in 2008 versus 2007 due to higher expenditures associated with gas distribution, transmission and storage system improvements (approximately $55 million increase), facility construction (approximately $15 million increase) and information technology improvements (approximately $10 million increase), partially offset by the impact of lower customer additions (approximately $10 million decrease).

Gas distribution capital expenditures are expected to decrease in 2010 versus 2009 due to lower expenditures associated with gas distribution, transmission and storage system improvements, partially offset by the impact of new service additions and information technology improvements.

Shipping capital expenditures increased in 2009 due primarily to progress payments on the construction of a new vessel, partially offset by a decrease in facility expansion.

Shipping capital expenditures increased in 2008 due to an increase in container replacements, partially offset by a decrease in facility expansion and freight handling equipment expenditures.

Shipping capital expenditures are expected to increase in 2010 versus 2009 due primarily to the budgeted purchase of two vessels, increased expenditures related to containers, and port and facility expansion.

Nicor's capital budget in 2010 also includes approximately $55 million for the continued development of a natural gas storage field. Central Valley is developing an underground natural gas storage facility north of Sacramento, California. Central Valley currently expects to start initial injections beginning in 2010 and full service by 2012.

Additional investing activities. Yearly fluctuations in additional investing activities include the following items:

- All three years reflect increased short-term investments primarily at the company's shipping business.
- In March 2009, the company sold its 50-percent interest in EN Engineering. The company's share of the sale price is $16.0 million, with an additional $1.5 million which is contingent on EN Engineering's 2010 performance and would be due in 2011. After closing costs and other adjustments, Nicor received cash of $13.0 million and recorded a gain on the sale of $10.1 million.
- The release of $10.0 million from escrow in 2007 associated with the settlement of the company's SEC inquiry.

Financing activities. The current credit ratings for Nicor Inc. and Nicor Gas are as follows:

	Standard & Poor's	Moody's	Fitch
Nicor Inc.			
Commercial Paper	A-1+	P-2	F-1
Senior Unsecured Debt	AA	n/a	A
Corporate Credit Rating	AA	n/a	n/a
Nicor Gas			
Commercial Paper	A-1+	P-1	F-1
Senior Secured Debt	AA	Aa3	AA-
Senior Unsecured Debt	AA	A2	A+
Corporate Credit Rating	AA	n/a	n/a

In the third quarter of 2009, Moody's upgraded Nicor Gas' senior secured debt rating to "Aa3" from "A1." The rating revision by Moody's reflects an upgrade to the majority of senior secured debt ratings of investment-grade regulated utilities by one notch.

Long-term debt. The company typically uses the net proceeds from long-term debt for refinancing outstanding debt, for construction programs (to the extent not provided by internally generated funds) and for general corporate purposes.

In July 2009, Nicor Gas, through a private placement, issued $50 million in First Mortgage Bonds at 4.70 percent, due in 2019. In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and was retired.

In August 2008, Nicor Gas, through a private placement, issued $75 million First Mortgage Bonds at 6.25 percent, due in 2038. Nicor Gas retired the $75 million 5.875 percent First Mortgage Bond series that became due in August 2008.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

At December 31, 2009, Nicor Gas had the capacity to issue approximately $440 million of additional First Mortgage Bonds under the terms of its indenture. On February 25, 2009, Nicor Gas filed a new shelf registration with a $225 million capacity, which became effective on March 20, 2009.

Nicor believes it is in compliance with its debt covenants. Nicor's long-term debt agreements do not include ratings triggers or material adverse change provisions.

Short-term debt. In May 2009, Nicor Gas established a $550 million, 364-day revolver, expiring May 2010, to replace the $600 million, nine-month seasonal revolver, which expired in May 2009. In September 2005, Nicor and Nicor Gas established a $600 million, five-year revolver, expiring September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $494.0 million and $739.9 million of commercial paper outstanding at December 31, 2009 and 2008, respectively. The company expects that funding from commercial paper and related backup line-of-credit agreements will continue to be available in the foreseeable future and sufficient to meet estimated cash requirements.

Common stock. Nicor maintained its quarterly common stock dividend rate during 2009 of $0.465 per common share. The company paid dividends on its common stock of $84.8 million, $84.4 million and $84.1 million in 2009, 2008 and 2007, respectively. Nicor currently has no contractual or regulatory restrictions on the payment of dividends.

Nicor currently has a dividend reinvestment program that offers the opportunity to holders of Nicor common and preferred shares to purchase additional shares of Nicor common stock by reinvesting the dividends paid on all of their shares and/or making direct cash purchases. Shares are acquired by Nicor on behalf of participants through purchases in the open market. Nicor amended the program in 2009 to allow Nicor to issue new shares of common stock as opposed to purchasing them in the open market. Proceeds from newly issued shares will be used for advances to or equity investments in its subsidiaries, for other investment opportunities, or for general corporate purposes. In 2009, no new shares were issued under the dividend reinvestment program.

In 2001, Nicor announced a $50 million common stock repurchase program. Purchases may be made as market conditions permit through open market transactions and to the extent cash flow is available after other cash needs and investment opportunities. There were no purchases under this program in 2009, 2008 and 2007, and at December 31, 2009, $21.5 million remained authorized for the repurchase of common stock.

Preferred Stock. In 2009 and 2007, Nicor redeemed 10,150 and 100 shares, respectively, of 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at an average redemption price of $46.43 and $43.00 per share, respectively, plus accrued unpaid dividends. There were 1,431 shares of the 4.48 percent Series Mandatorily Redeemable Preferred Stock, $50 par value, outstanding at December 31, 2009.

Off-balance sheet arrangements. Nicor has certain guarantees, as further described in Item 8 – Notes to the Consolidated Financial Statements – Note 20 – Guarantees and Indemnities. The company believes the likelihood of any such payment under these guarantees is remote. No liability has been recorded for these guarantees.

Contractual obligations. At December 31, 2009, Nicor had contractual obligations with payments due as follows (in millions):

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Purchase obligations	$ 640.4	$ 287.9	$ 48.7	$ 12.5	$ 989.5
Long-term debt	-	75.0	-	425.0	500.0
Fixed interest on long-term debt	30.6	51.7	51.3	368.4	502.0
Operating leases	15.2	16.2	5.9	22.2	59.5
	$ 686.2	$ 430.8	$ 105.9	$ 828.1	$2,051.0

In addition to the contractual obligations included in the table above, Nicor has potential liabilities to taxing authorities (unrecognized tax benefits) which are dependent on the resolution of particular income tax positions. The timing of future cash outflows, if any, associated with such potential liabilities is uncertain. The company has accrued a liability for estimated unrecognized tax benefits of $9.6 million at December 31, 2009, of which approximately $6 million is reasonably expected to be paid within the next 12 months.

The company also has long-term obligations for postretirement benefits which are not included in the above table. Information regarding the company's obligations for postretirement benefits can be found in Item 8 – Notes to the Consolidated Financial Statements – Note 11 – Postretirement Benefits.

Purchase obligations consist primarily of natural gas purchase agreements, and natural gas transportation and storage contracts in the gas distribution and wholesale natural gas marketing businesses. Natural gas purchase agreements include obligations to purchase natural gas at future market prices, calculated using NYMEX futures prices as of December 31, 2009.

Operating leases are primarily for vessels, containers and equipment in the shipping business, office space and equipment in the gas distribution business and office space for the other energy ventures. Tropical Shipping has certain equipment operating leases which include purchase and/or renewal options, at fair market amounts at the time of purchase or renewal. Rental expense under operating leases was $31.4 million, $41.7 million and $41.3 million in 2009, 2008 and 2007, respectively.

OTHER MATTERS

Recent Illinois Legislation. In July 2009, a new Illinois state law took effect that requires utility companies to participate in bill payment assistance programs for low-income customers. Funding for the programs is expected to be provided largely through federal and state government contributions, as well as through an increase in monthly utility-customer charges. The bill payment assistance program for low-income customers was implemented on a pilot basis beginning in 2009. The legislation also requires utilities to develop and implement energy efficiency measures to obtain prescribed reductions in customer deliveries. Funding for the energy efficiency program, excluding the adverse impact on Nicor Gas of lower deliveries and resulting reduced margin, will be through a rate adjustment mechanism. The legislation also allows utility companies to implement, subject to ICC approval, a rider for bad debt expense starting with expense incurred in the 2008 fiscal year. As previously noted, the ICC approved a bad debt rider for Nicor Gas on February 2, 2010.

Petition for Re-approval of Operating Agreement. On July 1, 2009, Nicor Gas filed a petition seeking re-approval from the ICC of the operating agreement that governs many inter-company transactions between Nicor Gas and its affiliates. The petition was filed pursuant to a requirement contained in the ICC order approving the company's most recent general rate increase. A number of parties have intervened in the proceeding. Changes to the operating agreement by the ICC that restrict or prohibit inter-company transactions that currently are permitted could adversely impact the company's results of operations, cash flows and financial condition.

Labor negotiations. On April 17, 2009, Nicor Gas announced that the International Brotherhood of Electrical Workers Local 19 ratified a new labor contract which expires on February 28, 2014. The agreement covers approximately 1,400 employees of Nicor Gas. The new contract provides for, among other things, general wage increases and changes to various employee benefits, and it is not expected to have a material impact on the company's results of operations, cash flows and financial condition.

Other. Restrictions imposed by regulatory agencies and loan agreements limiting the amount of subsidiary net assets that can be transferred to Nicor are not expected to have a material impact on the company's ability to meet its cash obligations.

OUTLOOK

Nicor's 2010 outlook assumes weather based on historical patterns, but excludes, among other things, the ICC's PBR plan/PGA review or other contingencies. The company's outlook also does not reflect the additional variability in earnings due to fair value accounting adjustments at Nicor Enerchange and other impacts that could occur because of future volatility in the natural gas markets. While these items could materially affect 2010 earnings, they are currently not estimable.

Gas distribution. Nicor Gas expects operating results to increase in 2010 resulting from a full year of rate relief from the 2009 rate orders, offset, in part, by higher operating costs and estimated weather warmer than in 2009. Additionally, the ICC approved the company's bad debt rider in February 2010 which will add approximately $32 million, pretax, to 2010 operating results related to net bad debt recoveries for 2008 and 2009.

The company estimates that a 100-degree day variation from normal weather affects Nicor Gas' distribution margin, net of income taxes, by approximately $1.3 million under the company's current rate structure. The consolidated impact, however, is generally reduced somewhat because of the natural weather hedge attributable to the utility-bill management products offered by certain of Nicor's other energy ventures.

Shipping. Tropical Shipping's operating results are expected to be similar to 2009 as we believe the challenging economic environment will continue in the Bahamas and the Caribbean region. The company also continues to expect relatively low tax costs on operating earnings in 2010 attributable to the 2006 reorganization of certain shipping and related operations.

Other energy ventures. The company expects lower operating results from its other energy ventures due primarily to a decline in earnings recognized at its wholesale natural gas marketing company.

Other. The company also expects lower income from equity investments due to the absence of the $10.1 million gain recognized in 2009 on the sale of its equity investment in EN Engineering.

CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002. A copy of the Report is available at the Nicor website and has been previously produced to all parties in the ICC Proceedings.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8

million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs assigned to the proceeding issued a ruling denying CUB's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CUB or other parties to the ICC Proceedings.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

The evidentiary hearings on this matter were stayed in 2004 in order to permit the parties to undertake additional third party discovery from EKT. In December 2006, the additional third party discovery from EKT was obtained and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. In September 2009, the staff of the ICC, IAGO and CUB submitted direct testimony to the ICC requesting refunds of $109 million, $255 million and $286 million, respectively. No date has been set for evidentiary hearings on this matter.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2009.

Mercury. Information about mercury contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Mercury.

Manufactured gas plant sites. The company is conducting environmental investigations and remedial activities at former manufactured gas plant sites. Additional information about these sites is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Manufactured Gas Plant Sites.

Municipal tax matters. Information about municipal tax contingencies is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Municipal Tax Matters.

Other. The company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. See Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies – Other.

CRITICAL ACCOUNTING ESTIMATES

Nicor prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which regularly require Nicor's management to exercise judgment in the selection and application of accounting methods. The application of accounting methods includes making estimates using subjective assumptions and judgments about matters that are inherently uncertain.

The use of estimates and the selection of accounting policies affect Nicor's reported results and financial condition. The company has adopted several significant accounting policies and is required to make significant accounting estimates that are important to understanding its financial statements. These significant policies and estimates are described throughout Item 8 – Notes to the Consolidated Financial Statements.

Although there are numerous areas in which Nicor's management makes significant accounting estimates, it believes its critical estimates are those that require management's most difficult and subjective or complex judgments. Nicor's management has a practice of reviewing its critical accounting estimates and policy decisions with the audit committee of its board of directors. Its critical estimates typically involve loss contingencies, derivative instruments, pension and other postretirement benefits, income taxes, credit risk, unbilled revenues and regulatory assets and liabilities because they are estimates which could materially impact Nicor's financial statements.

Loss contingencies. Nicor and its subsidiaries record contingent losses as liabilities when a loss is both probable and the amount or range of loss, including related legal defense costs, is reasonably estimable. When only a range of potential loss is estimable, the company records a liability for the minimum anticipated loss. Nicor and its subsidiaries and affiliates are involved in various legal and regulatory proceedings and are exposed to various loss contingencies. These loss contingencies are in some cases resolved in stages over time, estimates may change significantly from period to period, and the company's ultimate obligations may differ materially from its recorded amounts. Of particular note is the PBR plan contingency at Nicor Gas described in Item 8 – Notes to the Consolidated Financial Statements – Note 21 – Contingencies.

Derivative instruments. The rules for determining whether a contract meets the definition of a derivative instrument or qualifies for hedge accounting treatment are numerous and complex. The treatment of a single contract may vary from period to period depending upon accounting elections, changes in management's assessment of the likelihood of future hedged transactions or new interpretations of accounting rules. As a result, management judgment is required in the determination of the appropriate accounting treatment. In addition, the estimated fair value of derivative instruments may change significantly from period to period depending upon market conditions, and changes in hedge effectiveness may impact the accounting treatment. These determinations and changes in estimates may have a material impact on reported results.

Pension and other postretirement benefits. The company's cost of providing postretirement benefits is dependent upon various factors and assumptions, including life expectancies, the discount rate used in determining the projected benefit obligation, the expected long-term rate of return on plan assets, the long-term rate of compensation increase and anticipated health care costs. Actual experience in any one period, particularly the actual return on plan assets, often varies significantly from these mostly long-term assumptions. When cumulatively significant, the gains and losses generated from such variances are amortized into operating income over the remaining service lives of employees covered by the plans (approximately 10 years for the pension plan and 12 years for the health care plan). Additional information is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 11 – Postretirement Benefits, including plan asset investment allocation, estimated future benefit payments, general descriptions of the plans, significant assumptions, the impact of certain changes in assumptions and significant changes in estimates.

The company's postretirement benefit expense (net of capitalization) included in operating income was $24.6 million, $2.7 million and $4.8 million in 2009, 2008 and 2007, respectively. Significant market declines in the values of plan assets in 2008 caused the increase in postretirement benefit expense for 2009 when compared to prior years. The company expects to record postretirement benefit expense (net of capitalization) for 2010 of $19.6 million. The decrease in postretirement benefit expense in 2010 compared to 2009 is due to the positive impact on the value of plan assets of the partial capital market recovery in 2009, which was somewhat offset by the negative impact of decreases in the discount rates. Actuarial assumptions affecting 2010 include an expected long-term rate of return on plan assets of 8.25 percent and discount rates of 5.45 percent for the company's defined benefit pension plan and 5.75 percent for the health care and other benefit plans, compared with a 8.50 percent rate of return on plan assets and discount rates of 6.35 percent and 6.00 percent, respectively, in the prior year. The discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market.

The discount rate is critical to the measurement of the plans' obligations and costs. Additionally, the assumed rate of return on plan assets is critical to the determination of the pension plan's cost. The following table illustrates the effect of a one-percentage-point change in these actuarial assumptions (in millions).

Actuarial assumption	Increase (decrease)	Effect on net benefit cost	Effect on benefit obligation
Discount rate	1.0%	$ (6.2)	$ (59.8)
	(1.0%)	7.4	73.4
Rate of return on plan assets	1.0%	(3.5)	-
	(1.0%)	3.5	-

Income taxes. A deferred income tax liability is not recorded on undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. Management considers, among other factors, actual cash investments offshore as well as projected cash requirements in making this determination. Changes in management's investment or repatriation plans or circumstances could result in a different deferred income tax liability.

The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Changes between what the company recognizes as an unrecognized tax benefit and what is actually settled with the taxing authority could be materially different.

Credit risk. The company is required to estimate counterparty credit risk in estimating the fair values of certain derivative instruments. The company's counterparties consist primarily of major energy companies and financial institutions. This concentration of counterparties may materially impact the company's exposure to credit risk resulting from market, economic or regulatory conditions. To manage this credit risk, the company believes it maintains prudent credit policies to determine and monitor the creditworthiness of counterparties. In doing so, the company seeks guarantees or collateral, in the form of cash or letters of credit, acquires credit insurance in certain instances, limits its exposure to any one counterparty, and, in some instances, enters into netting arrangements to mitigate counterparty credit risk. However, the volatility in the capital markets over the past two years has made it more difficult for the company to assess the creditworthiness of its counterparties. Based on this uncertainty, actual losses relating to credit risk could materially vary from Nicor's estimates.

The company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments. Such estimates are based on historical experience, existing economic conditions and certain collection-related patterns. Circumstances which could affect these estimates include, but are not limited to, customer credit issues, natural gas prices, customer deposits and economic conditions. Actual credit losses could vary materially from Nicor's estimates. Nicor's allowance for doubtful accounts at December 31, 2009, 2008 and 2007 was $33.0 million, $44.9 million and $35.1 million, respectively, as presented on Schedule II in Item 15 – Exhibits, Financial Statement Schedules.

On February 2, 2010, the ICC approved a bad debt rider that was filed for in 2009 by Nicor Gas. The bad debt rider provides for the recovery from (or refund to) customers of the difference between the actual bad debt expense Nicor Gas incurs on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

Unbilled revenues. Nicor Gas accrues revenues for natural gas deliveries not yet billed to customers from the last billing date to month-end. Accrued unbilled revenue estimates are dependent upon a number of customer-usage factors which require management judgment, including weather factors. These estimates are adjusted when actual billings occur, and variances in estimates can be material. Accrued unbilled revenues for Nicor Gas at December 31, 2009 and 2008 were $137.7 million and $196.1 million, respectively.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas is required to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to rate regulation, a write-off of net regulatory liabilities would be required. Additional information on regulatory assets and liabilities is presented in Item 8 – Notes to the Consolidated Financial Statements – Note 1 – Accounting Policies.

NEW ACCOUNTING PRONOUNCEMENT

For information concerning fair value measurements, see Item 8 – Notes to the Consolidated Financial Statements – Note 2 – New Accounting Pronouncement.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due to the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this filing.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Nicor is exposed to market risk in the normal course of its business operations, including the risk of loss arising from adverse changes in natural gas and fuel commodity prices and interest rates. Nicor's practice is to manage these risks utilizing derivative instruments and other methods, as deemed appropriate.

Commodity price risk. With regard to commodity price risk, the company has established policies and procedures with respect to the management of such risks and the use of derivative instruments to hedge its exposure to such risks. Company management oversees compliance with such policies and procedures. The company utilizes various techniques to limit, measure and monitor market risk, including limits based on volume, dollar amounts, maturity, and in some cases value at risk ("VaR").

VaR is a tool to assess the potential loss for an instrument or portfolio from adverse changes in market factors, for a specified time period and at a specified confidence level. The company has established exposure limits at such a level that material adverse economic results are not expected. The company's commodity price risk policies and procedures continue to evolve with its businesses and are subject to ongoing review and modification.

In accordance with SEC disclosure requirements, Nicor performs sensitivity analyses to assess the potential loss in earnings based upon a hypothetical 10 percent adverse change in market prices. Management does not believe that sensitivity analyses alone provide an accurate or reliable method for monitoring and controlling risks and therefore also relies on the experience and judgment of its management to revise strategies and adjust positions as deemed necessary. Losses in excess of the amounts determined in sensitivity analyses could occur if market prices exceed the 10 percent shift used for the analyses.

As a regulated utility, Nicor Gas' exposure to market risk caused by changes in commodity prices is substantially mitigated because of Illinois rate regulation allowing for the recovery of prudently incurred natural gas supply costs from customers. However, substantial changes in natural gas prices may impact Nicor Gas' earnings by increasing or decreasing the cost of gas used by the company, storage-related gas costs, and other operating and financing expenses. The company expects to purchase in 2010 about 2 Bcf of natural gas for its own use and to cover storage-related gas costs. The volume of natural gas purchased by the company, which is exposed to market risk, has declined as a result of certain changes approved in the 2009 rate orders. The level of natural gas prices may also impact customer gas consumption and therefore gas distribution margin. The actual impact of natural gas price fluctuations on Nicor Gas' earnings is dependent upon several factors, including the company's hedging practices. The company generally hedges its forecasted company use and storage-related gas costs through the use of fixed-price purchase and swap agreements.

On February 2, 2010, the ICC approved a bad debt rider that was filed for in 2009 by Nicor Gas. The bad debt rider provides for the recovery from (or refund to) customers of the difference between the actual bad debt expense Nicor Gas incurs on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

Nicor's other energy businesses are subject to natural gas commodity price risk, arising primarily from purchase and sale agreements, transportation agreements, natural gas inventories and utility-bill management contracts. Derivative instruments such as futures, options, forwards and swaps may be used to hedge these risks. Based on Nicor's other energy businesses unhedged positions at December 31, 2009, a 10 percent adverse change in natural gas prices would have decreased Nicor's earnings for the periods ended December 31, 2009 and 2008 by about $0.2 million and $1.0 million, respectively.

At December 31, 2009, Nicor Enerchange, Nicor's wholesale natural gas marketing business, held derivative contracts with the following net asset fair values (in millions):

		Maturity	
Source of Fair Value	Total Fair Value	Less than 1 Year	1 to 3 Years
Prices actively quoted	$ (2.9)	$ (2.4)	$ (.5)
Prices correlated to external sources	10.3	7.9	2.4
Prices based on models and other valuation methods	5.3	3.9	1.4
Total	$ 12.7	$ 9.4	$ 3.3

Actively quoted prices are for those derivative instruments traded on the NYMEX. Nicor Enerchange enters into over-the-counter derivative instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets. Nicor Enerchange uses one or more significant unobservable inputs for model-derived valuations.

Tropical Shipping's objective is to substantially mitigate its exposure to higher fuel costs through fuel surcharges.

Credit risk. The company has a diversified customer base, which limits its exposure to concentrations of credit risk in any one industry or income class and believes that it maintains prudent credit policies. Additionally, the gas distribution business offers options to help customers manage their bills, such as energy assistance programs for low-income customers and a budget payment plan that spreads gas bills more evenly throughout the year. This risk has been substantially mitigated by the previously mentioned bad debt rider.

The company is also exposed to credit risk in the event a counterparty, customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions. To manage this credit risk, the company believes it maintains prudent credit policies to determine and monitor the creditworthiness of counterparties. In doing so, the company seeks guarantees or collateral, in the form of cash or letters of credit, acquires credit insurance in certain instances, limits its exposure to any one counterparty, and, in some instances, enters into netting arrangements to mitigate counterparty credit risk. However, the volatility in the capital markets over the past two years has made it more difficult for the company to assess the creditworthiness of its counterparties. Based on this uncertainty, the company has taken additional steps including, but not limited to, reducing available credit to some of its counterparties.

Interest rate risk. Nicor is exposed to changes in interest rates. The company manages its interest rate risk by issuing primarily fixed-rate long-term debt with varying maturities, refinancing certain debt and, at times, hedging the interest rate on anticipated borrowings. If market rates were to hypothetically increase by 10 percent from Nicor's weighted-average floating interest rate on commercial paper, interest expense would have increased causing Nicor's earnings to decrease by approximately $0.1 million in 2009. For further information about debt securities, interest rates and fair values, see Item 8 – Consolidated Statements of Capitalization, Note 7 – Short-Term and Long-Term Debt and Note 8 – Fair Value Measurements.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nicor Inc.

We have audited the accompanying consolidated balance sheets and statements of capitalization of Nicor Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, common equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule at Item 15(a)(2). We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (concluded)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 24, 2010

Nicor Inc.

Consolidated Statements of Operations
(millions, except per share data)

	Year ended December 31		
	2009	2008	2007
Operating revenues			
Gas distribution (includes revenue taxes of $150.3, $174.0 and $149.6, respectively)	**$ 2,140.8**	$ 3,206.9	$ 2,627.5
Shipping	**352.6**	425.2	403.9
Other energy ventures	**239.0**	230.3	244.5
Corporate and eliminations	**(80.3)**	(85.8)	(99.6)
Total operating revenues	**2,652.1**	3,776.6	3,176.3
Operating expenses			
Gas distribution			
Cost of gas	**1,345.7**	2,427.8	1,906.5
Operating and maintenance	**300.4**	294.6	269.8
Depreciation	**177.4**	170.9	165.6
Taxes, other than income taxes	**167.6**	189.4	166.9
Mercury-related costs (recoveries), net	**-**	.6	(8.0)
Property sale gains	**-**	(.8)	(2.0)
Shipping	**323.4**	385.9	358.5
Other energy ventures	**193.5**	205.0	210.5
Other corporate expenses and eliminations	**(76.2)**	(81.8)	(98.0)
Total operating expenses	**2,431.8**	3,591.6	2,969.8
Operating income	**220.3**	185.0	206.5
Interest expense, net of amounts capitalized	**38.7**	40.1	37.9
Equity investment income, net	**15.8**	9.4	6.3
Interest income	**2.3**	8.8	8.8
Other income, net	**.9**	.7	.6
Income before income taxes	**200.6**	163.8	184.3
Income tax expense, net of benefits	**65.1**	44.3	49.1
Net income	**$ 135.5**	$ 119.5	$ 135.2
Average shares of common stock outstanding			
Basic	**45.4**	45.3	45.2
Diluted	**45.5**	45.4	45.3
Earnings per average share of common stock			
Basic	**$ 2.99**	$ 2.64	$ 2.99
Diluted	**2.98**	2.63	2.99

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Cash Flows (millions)

	Year ended December 31		
	2009	2008	2007
Operating activities			
Net income	$ **135.5**	$ 119.5	$ 135.2
Adjustments to reconcile net income to net cash flow provided from (used for) operating activities:			
Depreciation	**195.8**	189.8	184.2
Deferred income tax expense (benefit)	**4.9**	(3.4)	(4.6)
Net gain on sale of property, plant and equipment	**(.8)**	(1.0)	(1.8)
Gain on sale of equity investment	**(10.1)**	-	-
Changes in assets and liabilities:			
Receivables, less allowances	**198.3**	(47.3)	(94.2)
Gas in storage	**71.3**	(54.5)	32.0
Deferred/accrued gas costs	**24.7**	(104.1)	.1
Derivative instruments	**(85.2)**	133.3	(72.8)
Margin accounts - derivative instruments	**103.7**	(134.9)	16.3
Pension benefits	**(21.5)**	179.1	(54.5)
Regulatory postretirement asset	**39.6**	(186.3)	44.1
Other assets	**16.0**	(64.3)	(13.4)
Accounts payable	**(57.4)**	(16.9)	64.0
Customer credit balances and deposits	**(45.6)**	(47.2)	36.6
Health care and other postretirement benefits	**3.5**	12.2	4.7
Litigation charge	**-**	-	(10.0)
Other liabilities	**(9.1)**	(.9)	(25.4)
Other items	**7.2**	(.5)	11.7
Net cash flow provided from (used for) operating activities	**570.8**	(27.4)	252.2
Investing activities			
Additions to property, plant and equipment	**(220.3)**	(249.9)	(173.2)
Release of restricted short-term investments	**-**	-	10.0
Purchases of available-for-sale securities	**-**	-	(218.9)
Proceeds from sales of available-for-sale securities	**-**	-	218.9
Purchases of held-to-maturity securities	**-**	(1.1)	(1.6)
Proceeds from maturities of held-to-maturity securities	**3.5**	3.7	2.3
Net increase in other short-term investments	**(11.4)**	(20.4)	(32.8)
Net proceeds from sale of property, plant and equipment	**1.8**	1.3	1.2
Proceeds from sale of equity investment	**13.0**	-	-
Other investing activities	**1.9**	1.1	.2
Net cash flow used for investing activities	**(211.5)**	(265.3)	(193.9)
Financing activities			
Proceeds from issuing long-term debt	**50.0**	75.0	-
Disbursements to retire long-term obligations	**(50.5)**	(75.0)	-
Net issuances (repayments) of commercial paper	**(245.9)**	370.9	19.0
Dividends paid	**(84.8)**	(84.4)	(84.1)
Borrowing against cash surrender value of life insurance policies	**3.4**	-	-
Repayment of loan against cash surrender value of life insurance policies	**-**	(11.2)	-
Proceeds from exercise of stock options	**.3**	1.7	8.2
Other financing activities	**(2.1)**	(1.1)	.3
Net cash flow provided from (used for) financing activities	**(329.6)**	275.9	(56.6)
Net increase (decrease) in cash and cash equivalents	**29.7**	(16.8)	1.7
Cash and cash equivalents, beginning of year	**26.0**	42.8	41.1
Cash and cash equivalents, end of year	$ **55.7**	$ 26.0	$ 42.8
Supplemental information			
Income taxes paid, net	$ **46.8**	$ 71.2	$ 77.9
Interest paid, net of amounts capitalized	**30.8**	50.2	38.3

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Balance Sheets
(millions)

	December 31	
	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ **55.7**	$ 26.0
Short-term investments	**78.0**	69.5
Receivables, less allowances of $33.0 and $44.9, respectively	**492.1**	690.1
Gas in storage	**137.2**	208.5
Derivative instruments	**30.9**	49.7
Margin accounts - derivative instruments	**46.1**	134.4
Other	**163.3**	160.7
Total current assets	**1,003.3**	1,338.9
Property, plant and equipment, at cost		
Gas distribution	**4,598.2**	4,460.6
Shipping	**330.0**	315.1
Other	**32.8**	26.7
	4,961.0	4,802.4
Less accumulated depreciation	**2,021.9**	1,943.8
Total property, plant and equipment, net	**2,939.1**	2,858.6
Long-term investments	**128.8**	136.8
Other assets	**364.5**	449.7
Total assets	**$ 4,435.7**	$ 4,784.0
Liabilities and Capitalization		
Current liabilities		
Long-term debt due within one year	$ -	$ 50.0
Short-term debt	**494.0**	739.9
Accounts payable	**353.9**	411.3
Customer credit balances and deposits	**141.7**	187.3
Derivative instruments	**72.3**	167.3
Other	**106.2**	112.2
Total current liabilities	**1,168.1**	1,668.0
Deferred credits and other liabilities		
Regulatory asset retirement liability	**796.8**	751.7
Deferred income taxes	**409.9**	400.0
Health care and other postretirement benefits	**199.7**	196.6
Asset retirement obligation	**191.6**	185.0
Other	**133.6**	161.0
Total deferred credits and other liabilities	**1,731.6**	1,694.3
Commitments and contingencies		
Capitalization		
Long-term obligations		
Long-term debt, net of unamortized discount	**498.2**	448.0
Mandatorily redeemable preferred stock	**.1**	.6
Total long-term obligations	**498.3**	448.6
Common equity	**1,037.7**	973.1
Total capitalization	**1,536.0**	1,421.7
Total liabilities and capitalization	**$ 4,435.7**	$ 4,784.0

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Capitalization
(millions, except share data)

	December 31			
	2009		2008	
First Mortgage Bonds				
5.37% Series due 2009	$ -		$ 50.0	
6.625% Series due 2011	**75.0**		75.0	
7.20% Series due 2016	**50.0**		50.0	
4.70% Series due 2019	**50.0**		-	
5.80% Series due 2023	**50.0**		50.0	
6.58% Series due 2028	**50.0**		50.0	
5.90% Series due 2032	**50.0**		50.0	
5.90% Series due 2033	**50.0**		50.0	
5.85% Series due 2036	**50.0**		50.0	
6.25% Series due 2038	**75.0**		75.0	
	500.0		500.0	
Less: Amount due within one year	-		50.0	
Unamortized debt discount, net of premium	**1.8**		2.0	
Total long-term debt	**498.2**	**32.4 %**	448.0	31.5 %
Mandatorily redeemable preferred and preference stock				
Cumulative, $50 par value, 1,600,000 preferred shares authorized; and cumulative, without par value, 20,000,000 preference shares authorized (1,431 and 11,581 shares of 4.48% series redeemable preferred stock outstanding, respectively)	**.1**	**-**	.6	-
Common equity				
Common stock, $2.50 par value, 160,000,000 shares authorized (3,600,378 and 2,901,400 shares reserved for share-based awards and other purposes, and 45,245,409 and 45,198,779 shares outstanding, respectively)	**113.1**		113.0	
Paid-in capital	**54.6**		49.5	
Retained earnings	**881.0**		830.3	
Accumulated other comprehensive loss				
Cash flow hedges	**(4.0)**		(11.7)	
Postretirement benefit plans	**(6.5)**		(7.7)	
Foreign currency translation adjustment	**(.5)**		(.3)	
Total accumulated other comprehensive loss	**(11.0)**		(19.7)	
Total common equity	**1,037.7**	**67.6**	973.1	68.5
Total capitalization	**$ 1,536.0**	**100.0 %**	$ 1,421.7	100.0 %

The accompanying notes are an integral part of these statements.

Nicor Inc.

Consolidated Statements of Common Equity
(millions, except per share data)

	Year ended December 31		
	2009	2008	2007
Common stock			
Balance at beginning of year	**$ 113.0**	$ 112.8	$ 112.3
Issued and converted stock, net of cancellations	**.1**	.2	.5
Balance at end of year	**113.1**	113.0	112.8
Paid-in capital			
Balance at beginning of year	**49.5**	44.8	34.1
Issued and converted stock	**5.3**	5.0	11.4
Reacquired and cancelled stock	**(.2)**	(.3)	(.7)
Balance at end of year	**54.6**	49.5	44.8
Retained earnings			
Balance at beginning of year	**830.3**	795.5	743.0
Net income	**135.5**	119.5	135.2
Dividends on common stock ($1.86 per share for 2009 to 2007)	**(84.8)**	(84.5)	(84.1)
Other	**-**	(.2)	1.4
Balance at end of year	**881.0**	830.3	795.5
Accumulated other comprehensive loss			
Balance at beginning of year	**(19.7)**	(7.9)	(13.3)
Other comprehensive income (loss)	**8.7**	(11.8)	5.4
Balance at end of year	**(11.0)**	(19.7)	(7.9)
Total common equity	**$ 1,037.7**	$ 973.1	$ 945.2

Consolidated Statements of Comprehensive Income
(millions)

	Year ended December 31		
	2009	2008	2007
Net income	**$ 135.5**	$ 119.5	$ 135.2
Other comprehensive income (loss)			
Loss on cash flow hedges (net of income tax of ($2.8), ($2.4) and ($1.0), respectively)	**(4.3)**	(3.6)	(2.0)
Reclassifications of hedge (gains) losses to net income (net of income tax of $7.9, ($1.4) and $3.8, respectively)	**12.0**	(2.1)	6.3
Postretirement gains (losses) (net of income tax of $0.9, ($3.9) and $0.9, respectively)	**1.2**	(6.0)	1.4
Foreign currency translation adjustment	**(.2)**	(.1)	(.3)
Other comprehensive income (loss), net of tax	**8.7**	(11.8)	5.4
Comprehensive income	**$ 144.2**	$ 107.7	$ 140.6

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

Certain terms used herein are defined in the glossary on pages ii and iii.

1. ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include the accounts of Nicor and all majority-owned subsidiaries. Nicor's key subsidiaries are described in Note 15 – Business Segment and Geographic Information. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect reported amounts. Actual results could differ from those estimates and such differences could be material. Accounting estimates requiring significant management judgment involve accrued unbilled revenues, derivative instruments, regulatory assets and liabilities, pension and other postretirement benefits, potential asset impairments, asset retirement obligations, loss contingencies including environmental contingencies, credit risk and income taxes.

Subsequent events. The company's management evaluated subsequent events for potential recognition and disclosure through February 24, 2010, the date these financial statements were issued.

Cash and cash equivalents. Cash equivalents are comprised of highly liquid investments of domestic subsidiaries with an initial maturity of three months or less. The carrying value of these investments approximates fair value.

Regulatory assets and liabilities. Nicor Gas is regulated by the ICC, which establishes the rules and regulations governing utility rates and services in Illinois. As a rate-regulated company, Nicor Gas is required to recognize the economic effects of rate regulation and, accordingly, has recorded regulatory assets and liabilities. Regulatory assets represent probable future revenue associated with certain costs that are expected to be recovered from customers through rate riders or base rates, upon approval by the ICC. Regulatory liabilities represent probable future reductions in revenues collected from ratepayers through a rate rider or base rates, or probable future expenditures. If Nicor Gas' operations become no longer subject to rate regulation, a write-off of net regulatory liabilities would be required.

The company had regulatory assets and liabilities at December 31 as follows (in millions):

	2009	2008
Regulatory assets - current		
Regulatory postretirement asset	**$ 20.6**	$ 23.3
Deferred gas costs	**24.9**	31.5
Other	**5.4**	-
Regulatory assets - noncurrent		
Regulatory postretirement asset	**195.4**	232.3
Deferred gas costs	**4.4**	22.5
Deferred environmental costs	**18.1**	19.5
Unamortized losses on reacquired debt	**14.2**	15.4
Other	**8.9**	6.2
	$ 291.9	$ 350.7
Regulatory liabilities - current		
Regulatory asset retirement liability	**$ 14.5**	$ 15.0
Other	**2.7**	-
Regulatory liabilities - noncurrent		
Regulatory asset retirement liability	**796.8**	751.7
Regulatory income tax liability	**39.1**	46.3
Other	**.8**	.8
	$ 853.9	$ 813.8

All items listed above are classified in Other on the Consolidated Balance Sheets, with the exception of the noncurrent portion of the Regulatory asset retirement liability, which is stated separately.

The ICC does not presently allow Nicor Gas the opportunity to earn a return on its regulatory postretirement asset. The regulatory postretirement asset is expected to be recovered from ratepayers over a period of approximately 10 to 12 years. The regulatory assets related to debt are not included in rate base, but are recovered over the term of the debt through the rate of return authorized by the ICC. Nicor Gas is allowed to recover and is required to pay, using short-term interest rates, the carrying costs related to temporary under or overcollections of natural gas costs and certain environmental costs charged to its customers.

Investments. The company's investments in marketable securities are categorized at the date of acquisition as trading, held-to-maturity, or available-for-sale. Trading securities, which include money market funds, are carried at fair value and are classified as current assets unless held to satisfy a long-term obligation. The company classifies money market funds held by its non-U.S. subsidiaries as short-term investments and all others are classified as cash equivalents. Securities are categorized as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are included in either short-term or long-term investments based upon their contractual maturity date. The company carries held-to-maturity securities at amortized cost, which approximates fair value. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported in common equity as a component of accumulated other comprehensive income. Available-for-sale securities are classified as noncurrent assets unless the intent is to sell the security within 12 months. The specific identification method is used to determine realized gains or losses on the sale of marketable securities.

Equity investments. The company invests in partnerships and limited liability companies that are accounted for under the equity method. Related investment balances classified as long-term investments at December 31, 2009 and 2008 were $99.6 million and $107.5 million, respectively, and include $84.8 million and $88.0 million at December 31, 2009 and 2008, respectively, related to Triton.

Goodwill. Goodwill is the excess cost of an acquired business over the fair value of assets acquired and liabilities assumed in a business combination. Tropical Shipping had goodwill of $20.9 million and $19.0 million at December 31, 2009 and 2008, respectively. The increase in goodwill from December 31, 2008 to December 31, 2009 is due primarily to an acquisition in the fourth quarter of 2009. Nicor Services had goodwill of $4.0 million at both December 31, 2009 and 2008. Goodwill is classified in noncurrent other assets and is tested for impairment annually.

Asset retirement obligations. The company records legal obligations associated with the retirement of long-lived assets in the period in which the obligation is incurred, if sufficient information exists to reasonably estimate the fair value of the obligation. When an asset retirement obligation is recorded as a liability, a corresponding amount is recorded as an asset retirement cost (an additional cost of the long-lived asset). Subsequently, the asset retirement obligation is accreted to the expected settlement amount and the asset retirement cost is depreciated over the life of the asset on a straight-line basis.

Subject to rate regulation, Nicor Gas continues to accrue all future asset retirement costs through depreciation over the lives of its assets even when a legal retirement obligation does not exist or insufficient information exists to determine the fair value of the obligation. Amounts charged to depreciation by Nicor Gas for future retirement costs, in excess of the normal depreciation and accretion described above, are classified as a regulatory asset retirement liability.

Derivative instruments. Cash flows from derivative instruments are recognized in the Consolidated Statements of Cash Flows, and gains and losses are recognized in the Consolidated Statements of Operations, in the same categories as the underlying transactions.

Cash flow hedge accounting may be elected only for highly effective hedges, based upon an assessment, performed at least quarterly, of the historical and probable future correlation of cash flows from the derivative instrument to changes in the expected future cash flows of the hedged item. To the extent cash flow hedge accounting is applied, the effective portion of any changes in the fair value of the derivative instruments is reported as a component of accumulated other comprehensive income. Ineffectiveness, if any, is immediately recognized in operating income. The amount in accumulated other comprehensive income is reclassified to earnings when the forecasted transaction is recognized in the Consolidated Statement of Operations, even if the derivative instrument is sold, extinguished or terminated prior to the transaction occurring. If the forecasted transaction is no longer expected to occur, the amount in accumulated other comprehensive income is immediately reclassified to operating income.

Nicor Gas. Derivative instruments, such as futures contracts, options and swap agreements, are utilized primarily in the purchase of natural gas for customers. These derivative instruments are reflected at fair value. Realized gains or losses on such instruments are included in the cost of gas delivered and are passed directly through to customers, subject to ICC review, and therefore have no direct impact on earnings. Unrealized changes in the fair value of these derivative instruments are deferred as regulatory assets or liabilities.

At times, Nicor Gas enters into futures contracts, options, swap agreements and fixed-price purchase agreements to reduce the earnings volatility of certain forecasted operating costs arising from fluctuations in natural gas prices, such as the purchase of natural gas for use in company operations. These derivative instruments are carried at fair value, unless they qualify for the normal purchases and normal sales exception, in which case they are carried at cost. To the extent hedge accounting is not elected, changes in such fair values are immediately recorded in the current period as operating and maintenance expense.

Nicor Enerchange. Derivative instruments, such as futures contracts, options, forward contracts, swap agreements and other energy-related contracts are held by Nicor's wholesale natural gas marketing business, Nicor Enerchange, for trading purposes. Certain of these derivative instruments are used to economically hedge price risk associated with inventories of natural gas, fixed-price purchase and sale agreements and other future natural gas commitments. Nicor Enerchange records such derivative instruments at fair value and generally cannot elect hedge accounting. As a result, changes in derivative fair values may have a material impact on Nicor's financial statements. Other derivative instruments are used by Nicor Enerchange to hedge price risks related to certain utility-bill management products. These derivative instruments are carried at fair value and cash flow hedge accounting may or may not be elected.

Nicor. For derivative instruments that were designated as hedges of interest payments on 30-year bonds issued by Nicor Gas in December 2003, the amount of loss deferred at settlement in accumulated other comprehensive income is being amortized to interest expense on a straight-line basis over the remaining life of the bonds.

Credit risk and concentrations. Nicor's major subsidiaries have diversified customer bases and the company believes that it maintains prudent credit policies which mitigate customer receivable, supplier performance and derivative counterparty credit risk. The company is exposed to credit risk in the event a customer or supplier defaults on a contract to pay for or deliver product at agreed-upon terms and conditions, or a counterparty to a derivative instrument defaults on a settlement or otherwise fails to perform under contractual terms. To manage this risk, the company has established procedures to determine and monitor the creditworthiness of counterparties, to seek guarantees or collateral back-up in the form of cash or letters of credit, to acquire credit insurance in certain instances, and to limit its exposure to any one counterparty. Nicor also, in some instances, enters into netting arrangements to mitigate counterparty credit risk. Credit losses are accrued when probable and reasonably estimable.

On February 2, 2010, the ICC approved a bad debt rider that was filed for in 2009 by Nicor Gas. The bad debt rider provides for the recovery from (or refund to) customers of the difference between the actual bad debt expense Nicor Gas incurs on an annual basis and the benchmark bad debt expense included in its rates for the respective year.

Revenue recognition. Gas distribution revenues are recognized when natural gas is delivered to customers. In accordance with ICC regulations and subject to its review, the cost of gas delivered is charged to customers without markup, although the timing of cost recovery can vary. Temporary under and overcollections of gas costs are deferred or accrued as a regulatory asset or liability with a corresponding decrease or increase to cost of gas, respectively.

Nicor Gas accrues revenues for estimated deliveries to customers from the date of their last bill until the balance sheet date. Receivables include accrued unbilled revenues of $141.0 million and $199.1 million at December 31, 2009 and 2008, respectively, related primarily to gas distribution operations.

Nicor Gas classifies revenue taxes billed to customers as operating revenues and related taxes incurred as operating expenses. Revenue taxes included in operating expense for 2009, 2008 and 2007 were $148.1 million, $171.1 million and $148.7 million, respectively.

In the shipping business, revenues and related delivery costs are recognized at the time vessels depart from port. While alternative methods of recognizing shipping revenue and related costs exist, the difference between those methods and the company's policy does not have a material impact on operating results.

Nicor Enerchange presents revenue from natural gas sales, cost of sales, and related derivative instruments, which are entered into for trading purposes, on a net basis. For Nicor Solutions and Nicor Advanced Energy, revenue is recognized on their 12-month utility-bill management contracts as the lesser of cumulative earned or cumulative billed amounts. Nicor Services recognizes revenue for warranty and repair contracts on a straight-line basis over the contract term. Revenue for maintenance services is recognized at the time such services are performed.

Repair and maintenance expense. Nicor records expense for repair and maintenance costs as incurred. The shipping business uses the direct expensing method for planned major maintenance related to dry-docking and major repairs of its owned vessels.

Legal defense costs. The company accrues estimated legal defense costs associated with loss contingencies in the period in which it determines that such costs are probable of being incurred and are reasonably estimable.

Depreciation. Property, plant and equipment are depreciated over estimated useful lives on a straight-line basis. The gas distribution business composite depreciation rate is 4.1 percent, which includes all estimated future retirement costs. Upon the retirement of these assets, no gain or loss is recognized. In the shipping business, the estimated useful lives of vessels range from 20 to 25 years.

Income taxes. Deferred income taxes are provided at the current statutory income tax rate for temporary differences between the tax basis (adjusted for related unrecognized tax benefits, if any) of an asset or liability and its reported amount in the financial statements. In the gas distribution business, investment tax credits and regulatory income tax liabilities for deferred taxes in excess of the current statutory rate are amortized to income over the lives of the related properties.

A deferred income tax liability is not recorded on undistributed foreign earnings that are expected in management's judgment to be indefinitely reinvested offshore. Management considers, among other factors, actual cash investments offshore as well as projected cash requirements in making this determination. Changes in management's investment or repatriation plans or circumstances could result in a different deferred income tax liability.

The company records unrecognized tax benefits based on a recognition threshold and valuation method to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation is based on a two-step approach. The first step requires the company to evaluate whether the tax position would "more likely than not," based upon its technical merits, be sustained upon examination by the appropriate taxing authority. The second step requires the tax position to be measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The company recognizes accrued interest related to unrecognized tax benefits in interest expense and interest income. Penalties, if any, are recorded in operating expense.

2. NEW ACCOUNTING PRONOUNCEMENT

Fair value measurements. Effective January 1, 2008, the company adopted the new requirements for fair value measurements and disclosures. These requirements define fair value, establish a consistent framework for measuring fair value and expand disclosure requirements about fair value. These new requirements do not establish any new fair value measurements, but rather provide guidance on how to perform fair value measurements as required or permitted under other accounting standards. They also provide for immediate recognition of trade-date gains and losses related to certain derivative transactions whose fair value has been determined using unobservable market inputs. Nicor elected the one-year deferral allowed by the new requirements for certain nonfinancial assets and liabilities. As it applies to Nicor, the deferral pertains to fair value measurements for business combinations, asset retirement obligations and impairment testing of goodwill and other intangible assets. The effect of adopting these new requirements in 2009 and 2008 was not material to Nicor's results of operations or financial condition.

3. INVESTMENTS

The company's investments at December 31 are as follows (in millions):

	2009	2008
Money market funds	**$ 121.1**	$ 81.2
Corporate bonds	**1.3**	4.8
Certificates of deposit	**.7**	.6
Other investments	**4.1**	2.0
	$ 127.2	$ 88.6

Investments are classified on the Consolidated Balance Sheets at December 31 as follows (in millions):

	2009	2008
Cash equivalents	**$ 43.8**	$ 15.3
Short-term investments	**78.0**	69.5
Long-term investments	**5.4**	3.8
	$ 127.2	$ 88.6

Investments categorized as trading (including money market funds) totaled $122.7 million and $82.2 million at December 31, 2009 and 2008, respectively. Corporate bonds are categorized as held-to-maturity. The contractual maturities of the held-to-maturity corporate bonds at December 31, 2009 are as follows (in millions):

Years to maturity		
Less than 1 year	1-5 years	Total
$ .5	$ .8	$ 1.3

Nicor's investments also include certain restricted investments, including certificates of deposit and bank accounts, maintained to fulfill statutory or contractual requirements. These investments totaled $3.1 million and $1.6 million at December 31, 2009 and 2008, respectively.

Gains or losses included in earnings resulting from the sale of investments were not significant.

4. RESTRICTED SHORT-TERM INVESTMENTS

In 2007, restricted short-term investments totaling $10 million were released as part of a final settlement with the SEC commissioners on claims of securities law violations relating to the PBR plan. The company neither admitted nor denied any wrongdoing in the matter. In 2006, Nicor recorded a $10 million charge (non-deductible for tax purposes) as part of a tentative settlement and deposited the funds in an escrow account pending the review and final approval of the tentative settlement by the SEC commissioners.

5. ASSET RETIREMENT OBLIGATIONS

Nicor records AROs associated with services, mains and other components of the distribution system and the buildings in its gas distribution business and with certain equipment in its shipping business. Nicor has not recognized an ARO associated with gathering lines and storage wells in its gas distribution business because there is insufficient company or industry retirement history to reasonably estimate the fair value of the obligation.

The following table presents a reconciliation of the beginning and ending ARO for the years ended December 31 (in millions):

	2009	2008
Beginning of period	**$ 187.2**	$ 179.4
Liabilities incurred during the period	**2.1**	2.0
Liabilities settled during the period	**(6.3)**	(3.6)
Accretion	**10.8**	10.2
Revision in estimated cash flows	**(1.6)**	(.8)
End of period	**$ 192.2**	$ 187.2

Substantially all of the ARO is classified as a noncurrent liability.

6. GAS IN STORAGE

Gas in storage at December 31 included natural gas inventory of the following subsidiaries (in millions):

	2009	2008
Nicor Gas	**$ 104.7**	$ 173.7
Nicor Enerchange	**32.5**	34.8
	$ 137.2	$ 208.5

Nicor Gas' inventory is carried at cost on a LIFO basis. Nicor Enerchange's inventory is carried at the lower of weighted-average cost or market.

Based on the average cost of gas purchased in December 2009 and 2008, the estimated replacement cost of Nicor Gas' inventory at December 31, 2009 and 2008 exceeded the LIFO cost by $288.5 million and $297.7 million, respectively.

During 2009, Nicor Gas liquidated 8.8 Bcf of its LIFO-based inventory at an average cost per Mcf of $7.83. For gas purchased in 2009, the company's average cost per Mcf was $3.89 lower than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average gas purchase cost, had the effect of increasing the cost of gas in 2009 by $34.3 million.

During 2007, Nicor Gas liquidated 7 Bcf of its LIFO-based inventory at an average cost per Mcf of $5.81. For gas purchased in 2007, the company's average cost per Mcf was $0.93 higher than the average LIFO liquidation rate. Applying LIFO cost in valuing the liquidation, as opposed to using the average gas purchase cost, had the effect of decreasing the cost of gas in 2007 by $6.4 million.

There was no liquidation of LIFO layers during 2008.

Since the cost of gas, including inventory costs, is charged to customers without markup, subject to ICC review, the LIFO liquidation in 2009 and 2007 had no impact on net income.

Nicor Enerchange recorded charges of $2.8 million, $8.3 million and $5.0 million in 2009, 2008 and 2007, respectively, resulting from lower of cost or market valuations.

7. SHORT-TERM AND LONG-TERM DEBT

In July 2009, Nicor Gas, through a private placement, issued $50 million First Mortgage Bonds at 4.70 percent, due in 2019. In February 2009, the $50 million 5.37 percent First Mortgage Bond series matured and was retired.

In August 2008, Nicor Gas, through a private placement, issued $75 million First Mortgage Bonds at 6.25 percent, due in 2038. Nicor Gas retired the $75 million 5.875 percent First Mortgage Bond series that became due in August 2008.

Substantially all gas distribution properties are subject to the lien of the indenture securing Nicor Gas' First Mortgage Bonds.

In May 2009, Nicor Gas established a $550 million, 364-day revolver, expiring May 2010, to replace the $600 million, nine-month seasonal revolver, which expired in May 2009. In September 2005, Nicor and Nicor Gas established a $600 million, five-year revolver, expiring September 2010. These facilities were established with major domestic and foreign banks and serve as backup for the issuance of commercial paper. The company had $494.0 million and $739.9 million of commercial paper outstanding with a weighted-average interest rate of 0.1 percent and 0.4 percent at December 31, 2009 and 2008, respectively.

The company believes it is in compliance with all debt covenants.

The company incurred total interest expense of $38.8 million, $40.3 million, and $38.2 million in 2009, 2008 and 2007, respectively. Interest expense is reported net of amounts capitalized. Interest expense capitalized for the years ended December 31, 2009, 2008 and 2007 was $0.1 million, $0.2 million and $0.3 million, respectively.

Nicor Gas may not extend cash advances to an affiliate if Nicor Gas has any outstanding short-term borrowings. Nicor Gas' practice also provides that the balance of cash deposits or advances from Nicor Gas to an affiliate at any time shall not exceed the unused balance of funds actually available to that affiliate under its existing bank credit agreements or its commercial paper facilities with unaffiliated third parties. Nicor Gas' positive cash deposits, if any, may be applied by Nicor to offset negative balances of other Nicor subsidiaries and vice versa.

8. FAIR VALUE MEASUREMENTS

The fair value of assets and liabilities that are measured on a recurring basis are categorized in the table below (in millions) into three broad levels (with Level 1 considered the most reliable) based upon the valuation inputs.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2009				
Assets				
Money market funds	**$ 121.1**	**$ -**	**$ -**	**$ 121.1**
Derivatives	**14.6**	**16.8**	**8.8**	**40.2**
	$ 135.7	**$ 16.8**	**$ 8.8**	**$ 161.3**
Liabilities				
Derivatives	**$ 54.2**	**$ 29.3**	**$ 3.8**	**$ 87.3**
December 31, 2008				
Assets				
Money market funds	$ 81.2	$ -	$ -	$ 81.2
Derivatives	33.8	21.7	8.5	64.0
	$ 115.0	$ 21.7	$ 8.5	$ 145.2
Liabilities				
Derivatives	$ 161.4	$ 28.0	$ 6.9	$ 196.3

When available and appropriate, the company uses quoted market prices in active markets to determine fair value and classifies such items within Level 1. For derivatives, Level 1 values include only those derivative instruments traded on the NYMEX. The company enters into over-the-counter instruments with values that are similar to, and correlate with, quoted prices for exchange-traded instruments in active markets; these over-the-counter items are classified within Level 2. In certain instances, the company may be required to use one or more significant unobservable inputs for a model-derived valuation; the resulting valuation is classified as Level 3.

The net fair value of derivatives relates largely to Nicor Gas. The majority of derivatives held by Nicor Gas are for the purpose of hedging natural gas purchases for its customers, and therefore their fair values do not affect net income, as their settlement is passed directly through to customers without markup, subject to ICC review. The change in fair value for these derivatives is accounted for through regulatory assets and liabilities.

The following table presents a reconciliation of the Level 3 beginning and ending net derivative asset balances for the periods ended December 31 (in millions):

	2009	2008
Beginning of period	**$ 1.6**	$ 8.2
Net realized/unrealized gains (losses)		
Included in regulatory assets and liabilities	**(3.5)**	5.5
Included in net income	**15.2**	6.4
Settlements, net of purchases and issuances	**(2.0)**	(13.8)
Transfers in and/or (out) of Level 3	**(6.3)**	(4.7)
End of period	**$ 5.0**	$ 1.6
Net unrealized gains (losses) included in net income relating to derivatives still held at December 31	**$ 5.0**	$ 1.8

Net realized/unrealized gains (losses) included in net income are attributable to Nicor Enerchange and are classified as operating revenues.

Nicor maintains margin accounts related to financial derivative transactions. The company's policy is not to offset the fair value of assets and liabilities recognized for derivative instruments or any related margin account. The following table represents the balances of margin accounts related to derivative instruments at December 31 (in millions):

	2009	2008
Assets		
Margin accounts – derivative instruments	**$ 46.1**	$ 134.4
Other – noncurrent	**13.8**	29.3
Liabilities		
Other – current	**$ -**	$ .1

In addition, the recorded amount of restricted short and long-term investments and short-term borrowings approximates fair value. Long-term debt outstanding, including current maturities, is recorded at the principal balance outstanding, net of unamortized discounts. The principal balance of Nicor Gas' First Mortgage Bonds outstanding at December 31, 2009 and 2008 was $500 million. Based on quoted market interest rates, the fair value of the company's First Mortgage Bonds was approximately $543 million and $520 million at December 31, 2009 and 2008, respectively.

9. DERIVATIVE INSTRUMENTS

A description of the company's objectives and strategies for using derivative instruments, and related accounting policies, is included in Note 1 – Accounting Policies – Derivative instruments and Credit risk and concentrations. All derivatives recognized on the Consolidated Balance Sheets are measured at fair value, as described in Note 8 – Fair Value Measurements.

Consolidated Balance Sheets. Derivative assets and liabilities as of December 31, 2009 are shown in the table below (in millions):

	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments
Assets		
Derivative instruments	$ .3	$ 30.6
Other – noncurrent	-	9.3
	$ .3	$ 39.9
Liabilities		
Derivative instruments	$ 1.0	$ 71.3
Other – noncurrent	-	15.0
	$ 1.0	$ 86.3

Volumes. As of December 31, 2009, Nicor Gas held outstanding derivative contracts of approximately 64 Bcf to hedge natural gas purchases for customer use, spanning approximately three years. Commodity price-risk exposure arising from Nicor Enerchange's activities and Nicor Gas' natural gas purchases for company use is mitigated with derivative instruments that total to a net short position of 1.3 Bcf as of December 31, 2009. The above volumes exclude contracts, such as variable-priced contracts and basis swaps, which are accounted for as derivatives but whose fair values are not directly impacted by changes in commodity prices.

Consolidated Statements of Operations – cash flow hedges. Changes in the fair value of derivatives designated as a cash flow hedge are recognized in other comprehensive income until the hedged transaction is recognized in the Consolidated Statements of Operations. Cash flow hedges used by the company's other energy ventures, to hedge utility-bill management products, are eventually recognized within operating revenues. Cash flow hedges used by Nicor Gas, to hedge purchases of natural gas for company use, are eventually recorded within operating and maintenance expense. Cash flow hedges affected accumulated other comprehensive income and operating income as shown in the following table for the year ended December 31, 2009 (in millions):

Pretax gain (loss) recognized in other comprehensive income (Effective portion)	Location	Pretax gain (loss) reclassified from accumulated other comprehensive income into income (Effective portion)
$ (3.1)	Operating revenues	$ (11.3)
(4.0)	Operating and maintenance	(8.4)
$ (7.1)		$ (19.7)

As of December 31, 2009, the time horizon of cash flow hedges of natural gas purchases for Nicor Gas company use and for utility-bill management products sold by Nicor's other energy ventures extends to as long as 24 months. For these hedges, the total pretax loss deferred in accumulated other comprehensive income at December 31, 2009 was $0.9 million (or $0.5 million after taxes), substantially all of which is expected to be reclassified to earnings within the next 12 months.

Consolidated Statements of Operations – derivatives not designated as hedges. The earnings of the company are subject to volatility for those derivatives not designated as hedges. Non-designated derivatives used by the company's other energy ventures, to hedge energy trading activities and utility-bill management products, are recorded in operating revenues. Non-designated derivatives used by Nicor Gas, to hedge purchases of natural gas for company use, are recorded within operating and maintenance expense. Pretax effects of these items are summarized in the table below for the year ended December 31, 2009 (in millions):

Location	Net gain (loss) recognized in income
Operating revenues	$ (17.1)
Operating and maintenance	(1.9)
	$ (19.0)

Nicor Gas' derivatives used to hedge the purchase of natural gas for its customers are also not designated as hedging instruments. Gains or losses on these derivatives are not recognized in pretax earnings, but are deferred as regulatory assets or liabilities until the related revenue is recognized. Net losses of $166.1 million were recognized in regulatory assets for the year ended December 31, 2009.

Credit-risk-related contingent features. Provisions within certain derivative agreements require the company to post collateral if the company's net liability position exceeds a specified threshold. Also, certain derivative agreements contain credit-risk-related contingent features, whereby the company would be required to provide additional collateral or pay the amount due to the counterparty when a credit event occurs, such as if the company's credit rating was to be lowered. As of December 31, 2009, for agreements with such features, derivative contracts with liability fair values totaled approximately $20 million, for which the company had posted no collateral to its counterparties. If it was assumed that the company had to post the maximum contractually specified collateral or settle the liability, the company would have been required to pay approximately $19 million.

10. INCOME TAXES

The components of income tax expense are presented below (in millions):

	2009	2008	2007
Current			
Federal	**$ 52.1**	$ 42.1	$ 47.8
State	**8.6**	6.5	7.4
	60.7	48.6	55.2
Deferred			
Federal	**2.9**	(1.7)	(5.3)
State	**2.0**	(1.7)	.7
	4.9	(3.4)	(4.6)
Amortization of investment tax credits, net	**(.8)**	(1.4)	(2.1)
Foreign taxes	**.3**	.5	.6
Income tax expense	**$ 65.1**	$ 44.3	$ 49.1

The temporary differences which gave rise to the net deferred tax liability at December 31 were as follows (in millions):

	2009	2008
Deferred tax liabilities		
Property, plant and equipment	**$ 327.5**	$ 302.2
Investment in partnerships	**85.0**	108.4
Other	**38.0**	36.3
	450.5	446.9
Deferred tax assets		
Other	**78.0**	92.6
Net deferred tax liability	**$ 372.5**	$ 354.3

For purposes of computing deferred income tax assets and liabilities, temporary differences associated with regulatory assets and liabilities have been netted against related offsetting temporary differences.

Differences between the federal statutory rate and the effective combined federal and state income tax rate are shown below:

	2009	2008	2007
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net	**3.7**	2.2	3.1
Tax credits	**(1.5)**	(2.8)	(2.8)
Amortization of regulatory income tax liability	**(.6)**	(.9)	(.9)
Undistributed foreign earnings	**(3.4)**	(5.3)	(6.9)
Other	**(.8)**	(1.2)	(.9)
Effective combined federal and state income tax rate	**32.4%**	27.0%	26.6%

The higher effective income tax rate in 2009 compared to 2008 reflects higher pretax income in 2009 (which causes a higher effective income tax rate since permanent differences and tax credits are a smaller share of pretax income), as well as a decrease in untaxed foreign earnings and the absence of the 2008 tax reserve adjustments. The higher effective income tax rate in 2008 compared to 2007 reflects a decrease in untaxed foreign earnings in 2008, offset, in part, by tax reserve adjustments.

The company's major tax jurisdictions include the United States and Illinois, with tax returns examined by the IRS and IDR, respectively. At December 31, 2009, the years that remain subject to examination include years beginning after 2005 for the IRS and years beginning after 2003 for the IDR. For tax positions within years that remain subject to examination, management has recognized the largest amount of tax benefit that it believes is greater than 50 percent likely of being realized upon settlement with the taxing authority.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows (in millions):

	2009	2008	2007
Balance at January 1	**$ 10.8**	$ 5.7	$ 4.8
Additions based on tax positions related to the current year	**1.7**	.9	1.4
Additions for tax positions of prior years	**.3**	7.8	.1
Reductions for tax positions of prior years	**(.1)**	(4.0)	(.3)
Settlements	**(3.1)**	.4	(.3)
Balance at December 31	**$ 9.6**	$ 10.8	$ 5.7

The decrease in the liability for unrecognized tax benefits in 2009 when compared to the prior year is due primarily to the settlement of an item concerning the timing of inclusion in taxable income of recoveries for environmental clean-up expenditures, partially offset by other settlements, adjustments and accruals. The increase in the liability for unrecognized tax benefits in 2008 when compared to the prior year is due primarily to an item concerning the timing of inclusion in taxable income of recoveries for environmental clean-up expenditures, partially offset by settlements and adjustments to estimates.

At December 31, 2009, 2008 and 2007, there were $4.6 million, $2.5 million and $5.7 million, respectively, of unrecognized tax benefits that if recognized, would affect the company's annual effective tax rate.

If settlements vary from these estimated amounts recognized for unrecognized tax benefits, the company does not anticipate any adjustment would result in a material change to its financial position. However, the company believes that it is reasonably possible that a change to its liability for unrecognized tax benefits could occur within 12 months, potentially increasing by $2 million or decreasing by $10 million its unrecognized tax benefit.

The company recognized net interest expense (income) on tax matters of approximately $1 million, ($3) million and ($6) million in 2009, 2008 and 2007, respectively. In the fourth quarter of 2007, Nicor recorded the effects of a settlement with the IRS related to the timing of certain deductions taken as part of a change in accounting method on its 2002 tax return. As a result of the settlement, Nicor reduced its reserve for interest payable by $9.6 million. The company had approximately $5 million of interest receivable at December 31, 2009 compared with $9 million of interest receivable as of December 31, 2008. The change is due primarily to the settlement of interest in the first quarter of 2009 related to a state income tax matter. Amounts recognized in operating expense related to penalties were insignificant.

In 2006, the company reorganized certain shipping and related operations. The reorganization allows the company to take advantage of certain provisions of the Jobs Act that provide the opportunity for tax savings subsequent to the date of the reorganization. Generally, to the extent foreign shipping earnings are not repatriated to the United States, such earnings are not expected to be subject to current taxation. In addition, to the extent such earnings are expected to be indefinitely reinvested offshore, no deferred income tax expense would be recorded by the company. For the years ended December 31, 2009, 2008 and 2007, income tax expense has not been provided on approximately $19 million, $23 million and $39 million, respectively, of foreign company shipping earnings.

At December 31, 2009, Nicor has approximately $12 million of deferred income tax liabilities related to approximately $34 million of cumulative undistributed earnings of its foreign subsidiaries. Nicor has not recorded deferred income taxes of approximately $58 million on approximately $165 million of cumulative undistributed foreign earnings.

The balance of unamortized investment tax credits at December 31, 2009 and 2008 was $25.2 million and $26.0 million, respectively.

11. POSTRETIREMENT BENEFITS

Nicor Gas maintains a noncontributory defined benefit pension plan covering substantially all employees hired prior to 1998. Pension benefits are based on years of service and the highest average salary for management employees and job level for collectively bargained employees (referred to as pension bands). The benefit obligation related to collectively bargained benefits considers the company's past practice of regular benefit increases. Nicor Gas also provides health care and life insurance benefits to eligible retired employees under a plan that includes a limit on the company's share of cost for employees hired after 1982.

The following table summarizes the changes in the funded status of the plans and the related assets (liabilities) recognized in the Consolidated Balance Sheets as of December 31 (in millions):

	Pension benefits		Health care and other benefits	
	2009	2008*	**2009**	2008*
Change in benefit obligation				
Benefit obligation at beginning of period	**$ 270.2**	$ 263.2	**$ 207.7**	$ 196.9
Service cost	**8.6**	10.7	**2.2**	2.7
Interest cost	**16.5**	19.9	**12.1**	15.0
Actuarial loss (gain)	**22.3**	2.2	**(2.1)**	3.9
Participant contributions	**-**	-	**1.2**	1.5
Medicare Part D reimbursements	**-**	-	**1.1**	2.2
Benefits paid	**(12.0)**	(25.8)	**(12.8)**	(14.5)
Other	**-**	-	**1.8**	-
Benefit obligation at end of period	**305.6**	270.2	**211.2**	207.7
Change in plan assets				
Fair value of plan assets at beginning of period	**306.6**	478.7	**-**	-
Actual return on plan assets	**68.9**	(146.3)	**-**	-
Employer contributions	**-**	-	**11.6**	13.0
Participant contributions	**-**	-	**1.2**	1.5
Benefits paid	**(12.0)**	(25.8)	**(12.8)**	(14.5)
Fair value of plan assets at end of period	**363.5**	306.6	**-**	-
Funded status	**$ 57.9**	$ 36.4	**$ (211.2)**	$ (207.7)
Amounts recognized in the Consolidated Balance Sheets				
Noncurrent assets	**$ 57.9**	$ 36.4	**$ -**	$ -
Current liabilities	**-**	-	**(11.5)**	(11.1)
Noncurrent liabilities	**-**	-	**(199.7)**	(196.6)
Total recognized	**$ 57.9**	$ 36.4	**$ (211.2)**	$ (207.7)

* Amounts for 2008 reflect 15 months of activity for the transition to a December 31 measurement date.

The company's postretirement benefit costs have historically been considered in rate proceedings in the period they are accrued. As a regulated utility, Nicor Gas expects continued rate recovery of the eligible costs of its defined benefit postretirement plans and, accordingly, associated changes in the plan's funded status have been deferred as a regulatory asset or liability until recognized in net income, instead of being recorded in accumulated other comprehensive income. However, to the extent Nicor Gas employees perform services for non-regulated affiliates and to the extent such employees are eligible to participate in these plans, the affiliates are charged for the cost of these benefits and the changes in the funded status relating to these employees are recorded in accumulated other comprehensive income.

Postretirement benefit costs (credits) recorded within net regulatory assets and accumulated other comprehensive income, and changes thereto, were as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
January 1, 2008	$ (6.4)	$ 75.1	$ (.3)	$ 4.0	$ (6.7)	$ 79.1
Current year actuarial loss	188.4	3.7	9.9	.2	198.3	3.9
Amortization of actuarial loss	-	(4.4)	-	(.2)	-	(4.6)
Amortization of prior service (cost) benefit	(.3)	.1	-	-	(.3)	.1
Actuarial loss and prior service cost for October 1, 2008 – December 31, 2008	(.1)	(1.1)	-	(.1)	(.1)	(1.2)
December 31, 2008	181.6	73.4	9.6	3.9	191.2	77.3
Current year actuarial gain	(20.3)	(.3)	(1.1)	-	(21.4)	(.3)
Amortization of actuarial loss	(14.5)	(4.3)	(.8)	(.3)	(15.3)	(4.6)
Amortization of prior service (cost) benefit	(.4)	.1	-	-	(.4)	.1
December 31, 2009	**$ 146.4**	**$ 68.9**	**$ 7.7**	**$ 3.6**	**$ 154.1**	**$ 72.5**

The balances as of December 31 relate primarily to unrecognized net actuarial losses.

The associated amounts in net regulatory assets and accumulated other comprehensive income at December 31, 2009 that are expected to be amortized to net benefit cost in 2010 are as follows (in millions):

	Net regulatory assets		Accumulated other comprehensive income		Total	
	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits	Pension benefits	Health care and other benefits
Net actuarial loss	$ 11.3	$ 3.9	$ .6	$ .2	$ 11.9	$ 4.1
Net prior service cost	.4	.1	-	-	.4	.1
	$ 11.7	**$ 4.0**	**$ .6**	**$ .2**	**$ 12.3**	**$ 4.2**

The accumulated benefit obligation for pension benefits, a measure which excludes the effect of salary and wage increases, was $269.1 million and $231.6 million at December 31, 2009 and 2008, respectively.

About one-fourth of the net benefit cost or credit related to these plans has been capitalized as a cost of constructing gas distribution facilities and the remainder is included in gas distribution operating and maintenance expense, net of amounts charged to affiliates. Net benefit cost (credit) included the following components (in millions):

	Pension benefits			Health care and other benefits		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 8.6**	$ 8.6	$ 9.1	**$ 2.2**	$ 2.2	$ 2.3
Interest cost	**16.5**	15.9	15.1	**12.1**	12.0	10.9
Expected return on plan assets	**(25.2)**	(39.9)	(36.0)	**-**	-	-
Recognized net actuarial loss	**15.3**	-	-	**4.6**	4.6	4.7
Amortization of prior service cost	**.4**	.3	.5	**(.1)**	(.1)	(.1)
Net benefit cost (credit)	**$ 15.6**	$ (15.1)	$ (11.3)	**$ 18.8**	$ 18.7	$ 17.8

Assumptions used to determine benefit obligations included the following:

	Pension benefits		Health care and other benefits	
	2009	2008	**2009**	2008
Discount rate	**5.45%**	6.35%	**5.75%**	6.00%
Rate of compensation increase	**3.75**	3.75	**3.75**	3.75
Pension band increase	**2.00**	3.00	**-**	-

The 2009 and 2008 discount rates for each plan were determined by performing a cash flow matching study using the Citigroup Pension Discount Curve. The Citigroup Pension Discount Curve is constructed from a Treasury yield curve and adjusted by adding a corporate bond spread. The corporate bond spread is developed from a large pool of high quality corporate bonds and mitigates the risks associated with selecting individual corporate bonds whose values may not be representative of the broader market.

Assumptions used to determine net benefit cost for the years ended December 31 included the following:

	Pension benefits			Health care and other benefits		
	2009	2008	2007	**2009**	2008	2007
Discount rate	**6.35%**	6.25%	5.75%	**6.00%**	6.25%	5.75%
Expected return on assets	**8.50**	8.50	8.50	**-**	-	-
Rate of compensation increase	**3.75**	3.75	3.75	**3.75**	3.75	3.75
Pension band increase	**3.00**	3.00	3.00	**-**	-	-

Nicor Gas establishes its expected long-term return on asset assumption by considering historical and projected returns for each investment asset category. Projected returns are calculated with the assistance of independent firms via probability-based models. The company has elected to apply this assumption to the fair value of plan assets, rather than to a rolling-average fair value, in calculating the expected return on plan assets component of net benefit cost.

Other assumptions used to determine the health care benefit obligation were as follows:

	2009	2008
Health care cost trend rate	**8.0%**	8.5%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	5.0%
Years to reach ultimate rate	**6**	7

Other assumptions used to determine the health care benefit cost for the years ended December 31 were as follows:

	2009	2008	2007
Health care cost trend rate	**8.5%**	9.0%	9.5%
Rate to which the cost trend rate is assumed to decline (the ultimate rate)	**5.0%**	5.0%	5.0%
Years to reach ultimate rate	**7**	6	5

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects (in millions):

	Increase (decrease)	Effect on net benefit cost	Effect on benefit obligation
Health care cost trend rate	1.0%	$ 1.2	$ 17.2
	(1.0%)	(1.0)	(14.8)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 continues to provide a prescription drug benefit as well as a potential federal subsidy to sponsors of certain retiree health care benefit plans whose prescription drug benefits are actuarially equivalent to the Medicare Part D benefit. Nicor Gas has determined that the prescription drug benefits of its plan are actuarially equivalent and accordingly has reflected the effects of the subsidy in its determination of the benefit obligation and annual net benefit cost.

The company's investment objective relating to pension plan assets is to provide a total investment return which will allow the pension plan to meet its remaining benefit obligations. The company's investment strategy is to diversify its investments among asset classes in order to reduce risk. Investment performance is measured against a targeted rate of return which reflects the asset allocation of the plan assets and an appropriate published index return for each asset class. The company will rebalance the investment portfolio periodically if the actual asset allocation is significantly out of tolerance from the target allocation.

The following table sets forth the company's current asset allocation target and actual percentage of plan assets by major asset category as of December 31:

Asset category	Target allocation	Percentage of plan assets **2009**	Percentage of plan assets 2008
Equity securities	60%	**61%**	70%
Fixed income securities	40	**39**	30
	100%	**100%**	100%

In 2009, the company transitioned its target allocation from a 69% equity, 31% fixed income allocation to the target allocation shown above. In addition, the company adopted a long-duration, primarily corporate bond investment strategy for the fixed income portion of the plan assets to improve duration matching between plan assets and benefit obligations.

Equity investments are comprised of certain common collective trusts which invest in U.S. and international equity securities. U.S. equity holdings are diversified across the small, mid and large cap asset classes. International investments are diversified across countries and capitalization size in order to maintain a broad market representation of non-U.S. markets.

Fixed income investments are diversified across a broad range of investment grade corporate bonds and other fixed income securities. The fixed income portfolio is targeted to maintain an average credit quality rating of at least single-A and a weighted duration that approximates the duration of the expected benefit obligations.

The table below categorizes the fair value of pension plan assets (in millions) based upon the valuation inputs described in Note 8 – Fair Value Measurements. There were no Level 3 inputs at December 31, 2009 and 2008.

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Total
December 31, 2009			
Equity securities			
Domestic	$ -	$ 149.6	$ 149.6
International	-	72.9	72.9
Fixed income securities			
Debt securities	-	110.7	110.7
Other	6.1	24.2	30.3
	$ 6.1	$ 357.4	$ 363.5
December 31, 2008			
Equity securities			
Domestic	$ -	$ 165.4	$ 165.4
International	-	48.2	48.2
Fixed income securities			
Debt securities	-	93.0	93.0
	$ -	$ 306.6	$ 306.6

Other fixed income securities are primarily comprised of government issued bonds and cash and cash equivalents.

The company does not expect to contribute to its pension plan in 2010 but does expect to contribute about $12.9 million (before Medicare subsidies) to its other postretirement benefit plan in 2010. The following table sets forth the gross benefit payments from the plans expected over the next 10 years (in millions):

Twelve months ending December 31	Pension benefits	Health care and other benefits	Expected Medicare subsidy
2010	$ 24.9	$ 12.9	$ (1.4)
2011	23.1	13.8	(1.6)
2012	24.2	14.5	(1.7)
2013	24.5	15.3	(1.8)
2014	27.7	15.9	(1.9)
2015-2019	169.2	89.5	(10.2)

Nicor also has a separate unfunded supplemental retirement plan and provides unfunded postretirement health care and life insurance benefits to employees of discontinued businesses. These plans are noncontributory with defined benefits. Net plan expenses were $0.3 million, $0.3 million and $0.2 million in 2009, 2008 and 2007, respectively. The projected benefit obligation associated with these plans was $5.2 million and $5.9 million at December 31, 2009 and 2008, respectively.

The company also sponsors defined contribution plans covering substantially all employees. These plans provide for employer matching contributions. The total cost of these plans was $7.8 million, $7.6 million and $7.2 million in 2009, 2008 and 2007, respectively.

12. STOCK-BASED COMPENSATION

Nicor has a long-term incentive compensation plan that permits the granting of restricted stock and performance units to key executives and managerial employees, as well as a stock deferral plan, an employee stock purchase plan and directors' stock-based compensation plans.

At December 31, 2009, there was $4.2 million of total unrecognized compensation cost related to all nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of approximately 2 years. The company recognized compensation cost and related tax effects for all share-based compensation arrangements for the years ended December 31 as follows (in millions):

	2009	2008	2007
Operating and maintenance expense	**$ 5.2**	$ 2.9	$ 1.7
Income tax benefits	**2.1**	1.2	.7

Cash flows related to stock options for the years ended December 31 were as follows (in millions):

	2009	2008	2007
Proceeds from the exercise of stock options	**$ .3**	$ 1.7	$ 8.2
Associated income tax benefits realized	**-**	.1	.9

The difference between the proceeds from the exercise of stock options and the par value of the stock is recorded within Paid-in capital on the Consolidated Statements of Capitalization.

Restricted stock. Restricted stock represents shares of common stock that generally vest based on continued employment at the end of a four-year period. Vesting can be accelerated due to certain events such as retirement, change in control, death or disability. The fair value of the restricted stock is determined using the company's closing stock price on the grant date. Compensation cost, measured using the grant date fair value adjusted for a historical forfeiture rate, is recognized over the requisite service period.

A summary of the status of the company's restricted stock and changes during the year ended December 31, 2009 is as follows:

	Number of shares	Weighted-average grant-date fair value
Nonvested at January 1, 2009	132,450	$ 39.79
Granted	73,197	34.36
Forfeited	(452)	33.78
Nonvested at December 31, 2009	205,195	37.86

Performance units. Performance units represent cash payments which are paid out based on a measure of relative total shareholder return. Performance units are earned at the end of a three-year performance period depending on Nicor's three-year total shareholder return relative to the performance of other companies in a predetermined utility industry peer group. Units vest over approximately three years, or upon becoming retirement eligible, one year or more after the grant date. The liability for the performance units is adjusted to fair value each quarter-end, and compensation cost is ultimately measured as the settlement date fair value (or cash payment). Interim fair values are estimated by discounting probability-weighted expected cash flows. The company paid $1.0 million, $0.4 million and $0.7 million during the years ended December 31, 2009, 2008 and 2007, respectively, to settle performance unit obligations.

Other. Among the company's other stock-based compensation plans are liability awards that are re-measured to fair value at the end of each period. Such re-measurements can cause fluctuations in the amount of recognized compensation expense. The company's other stock-based compensation plans had an immaterial impact on net income for the years ended December 31, 2009, 2008 and 2007.

13. COMMON STOCK

Changes in common shares. Changes in common shares outstanding are below (in millions):

	2009	2008	2007
Beginning of year	**45.2**	45.1	44.9
Issued	-	.1	.2
End of year	**45.2**	45.2	45.1

Shares issued during 2008 and 2007 were due primarily to stock option exercises. There were no repurchases of common stock in 2009, 2008 and 2007 under the common stock repurchase program announced in 2001.

Dividend restrictions. Nicor has no contractual or regulatory restrictions on the payment of dividends. Nicor Gas is restricted by regulation in the amount it can dividend or loan to affiliates. Dividends are allowed only to the extent of Nicor Gas' retained earnings balance.

14. MANDATORILY REDEEMABLE PREFERRED STOCK

Voting. Each share of preferred stock, regardless of class, entitles the holder to one vote as to matters considered at the company's annual meeting of shareholders.

Mandatorily redeemable preferred stock. In 2009 and 2007, Nicor redeemed 10,150 and 100 shares, respectively, of 4.48 percent Mandatorily Redeemable Preferred Stock, $50 par value, at an average redemption price of $46.43 and $43.00 per share, respectively, plus accrued unpaid dividends. There were 1,431 shares of the 4.48 percent Series Mandatorily Redeemable Preferred Stock, $50 par value, outstanding at December 31, 2009.

15. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Nicor is a holding company that operates in three separately managed reportable business segments: gas distribution, shipping and wholesale marketing. The gas distribution segment, Nicor's principal business, serves 2.2 million customers in a service territory that encompasses most of the northern third of Illinois, excluding the city of Chicago. The shipping segment transports containerized freight between Florida, the eastern coast of Canada, the Bahamas and the Caribbean region. The shipping segment also includes amounts related to cargo insurance coverage sold to its customers and other third parties. The wholesale marketing segment engages in wholesale marketing of natural gas supply services primarily in the Midwest, administers the Chicago Hub for Nicor Gas, serves commercial and industrial customers in the Chicago market area, and manages Nicor Solutions' and Nicor Advanced Energy's product risks, including the purchases of natural gas supplies.

Nicor's other businesses operate primarily in northern Illinois and include businesses that market retail energy-related products and services to residential and small business customers through Nicor Services, Nicor Solutions and Nicor Advanced Energy. They also include a 50-percent-owned natural gas pipeline (Horizon Pipeline) with Natural Gas Pipeline Company of America and a previously owned engineering and consulting firm (EN Engineering) with A. Epstein and Sons, International, which was sold on March 31, 2009. Financial information about these other business segments is combined under the heading "Other" on the table that follows. Intersegment revenues on the table are presented prior to elimination.

Gas distribution revenues are comprised principally of natural gas sales bundled with delivery, delivery-only (transportation) services and revenue taxes, as follows (in millions):

	2009	2008	2007
Bundled sales	**$ 1,766.5**	$ 2,789.5	$ 2,265.2
Transportation	**169.7**	187.1	155.9
Revenue taxes	**150.3**	174.0	149.6
Other	**54.3**	56.3	56.8
	$ 2,140.8	$ 3,206.9	$ 2,627.5

The shipping segment's vessels are under foreign registry, and its containers are considered instruments of international trade. Although the majority of its long-lived assets are foreign owned and its revenues are derived from foreign operations, the functional currency is generally the U.S. dollar.

Nicor management evaluates segment performance based on operating income. Intercompany billing for goods and services exchanged between segments is based generally upon direct and indirect costs incurred, but in some instances is based upon the prevailing tariff or market-based price of the provider.

Intersegment revenues include gas distribution revenues related to customers entering into utility-bill management contracts with Nicor Solutions and wholesale marketing revenues from the sale of natural gas to Nicor Advanced Energy. Under the utility-bill management contracts, Nicor Solutions bills a fixed amount to a customer, regardless of changes in natural gas prices or weather, and in exchange pays the customer's utility bills from Nicor Gas. Nicor Advanced Energy provides natural gas and related services on an unregulated basis to residential and small commercial customers and purchases most of its natural gas supplies from Nicor Enerchange. Intersegment revenues are eliminated in the consolidated financial statements.

Operating income in the Corporate and eliminations column includes the following items:

- Costs associated with Nicor's other energy ventures' utility-bill management contracts attributable to colder than normal weather in 2009 and 2008 included in corporate and eliminations were $3.7 million and $6.2 million, respectively. In 2007, there was no material weather impact related to other energy ventures' utility-bill management contracts. The weather impact of these contracts generally serves to partially offset the gas distribution segment's weather risk. This cost is recorded primarily at the corporate level as a result of an agreement between the parent company and certain of its subsidiaries.
- Legal cost recoveries of $3.1 million were recorded in corporate and eliminations in 2008. The total recovery (from a counterparty with whom Nicor previously did business during the PBR timeframe) was $5.0 million, of which $3.1 million was allocated to corporate and $1.9 million was allocated to the gas distribution segment (recorded as a reduction to operating and maintenance expense).

Financial data by reportable segment is as follows (in millions):

Nicor Inc.

	Gas distribution	Shipping	Other Energy Ventures: Wholesale marketing	Other Energy Ventures: Other	Corporate and eliminations	Consolidated
Operating revenues						
2009						
External customers	**$ 2,097.7**	**$ 352.6**	**$ 15.2**	**$ 186.6**	**$ -**	**$ 2,652.1**
Intersegment	**43.1**	**-**	**35.3**	**1.9**	**(80.3)**	**-**
	2,140.8	**352.6**	**50.5**	**188.5**	**(80.3)**	**2,652.1**
2008						
External customers	3,135.8	425.2	24.1	191.5	-	3,776.6
Intersegment	71.1	-	12.5	2.2	(85.8)	-
	3,206.9	425.2	36.6	193.7	(85.8)	3,776.6
2007						
External customers	2,557.4	403.9	15.8	199.2	-	3,176.3
Intersegment	70.1	-	27.5	2.0	(99.6)	-
	2,627.5	403.9	43.3	201.2	(99.6)	3,176.3
Operating income (loss)						
2009	**$ 149.7**	**$ 29.2**	**$ 24.1**	**$ 21.4**	**$ (4.1)**	**$ 220.3**
2008	124.4	39.3	5.8	19.5	(4.0)	185.0
2007	128.7	45.4	17.7	16.3	(1.6)	206.5
Equity investment income (loss), net						
2009	**$ -**	**$ -**	**$ -**	**$ 12.0**	**$ 3.8**	**$ 15.8**
2008	(.1)	-	-	4.7	4.8	9.4
2007	(.1)	-	-	3.5	2.9	6.3
Interest income						
2009	**$ 1.5**	**$ .5**	**$ -**	**$ .3**	**$ -**	**$ 2.3**
2008	5.5	1.8	.2	.9	.4	8.8
2007	5.3	2.1	.3	1.0	.1	8.8
Interest expense, net of amounts capitalized						
2009	**$ 36.9**	**$ -**	**$ .2**	**$ .2**	**$ 1.4**	**$ 38.7**
2008	39.8	-	1.2	.1	(1.0)	40.1
2007	34.0	.6	1.4	.4	1.5	37.9
Income tax expense (benefit), net						
2009	**$ 40.3**	**$ 3.9**	**$ 9.4**	**$ 13.3**	**$ (1.8)**	**$ 65.1**
2008	31.0	6.2	1.9	9.7	(4.5)	44.3
2007	34.2	3.5	6.2	7.9	(2.7)	49.1
Property, plant and equipment, net						
2009	**$ 2,794.8**	**$ 128.0**	**$ 1.1**	**$ 15.5**	**$ (.3)**	**$ 2,939.1**
2008	2,723.5	121.2	.5	13.7	(.3)	2,858.6
2007	2,624.1	120.0	.5	13.2	(.5)	2,757.3
Capital expenditures						
2009	**$ 203.2**	**$ 21.9**	**$ .3**	**$ 5.3**	**$ -**	**$ 230.7**
2008	229.4	16.3	.2	3.8	.2	249.9
2007	159.0	14.5	.4	3.5	(.1)	177.3
Depreciation						
2009	**$ 177.4**	**$ 14.5**	**$ .3**	**$ 3.7**	**$ (.1)**	**$ 195.8**
2008	170.9	15.4	.2	3.4	(.1)	189.8
2007	165.6	15.4	.3	3.1	(.2)	184.2

16. EQUITY INVESTMENT INCOME, NET

Equity investment income, net included the following (in millions):

	2009	2008	2007
Triton	**$ 5.3**	$ 6.4	$ 5.1
Horizon Pipeline	**1.5**	1.5	1.6
EN Engineering	**10.5**	3.2	1.9
Affordable housing investments	**(1.5)**	(1.7)	(2.3)
	$ 15.8	$ 9.4	$ 6.3

On March 31, 2009, the company sold its 50-percent interest in EN Engineering. The company's share of the sale price was $16.0 million, with an additional $1.5 million which is contingent on EN Engineering's 2010 performance and would be due in 2011. After closing costs and other adjustments, Nicor received cash of $13.0 million and recorded a gain on the sale of $10.1 million.

In 2009, 2008 and 2007, Nicor received dividends from equity investees of $10.0 million, $16.0 million and $12.3 million, respectively.

17. RELATED PARTY TRANSACTIONS

Horizon Pipeline charged Nicor Gas $10.3 million for each of the years ended December 31, 2009, 2008 and 2007 for natural gas transportation under rates that have been accepted by the FERC.

Nicor sold its ownership in EN Engineering on March 31, 2009. Prior to the sale, EN Engineering charged Nicor Gas $1.7 million, $7.2 million and $4.8 million for engineering and corrosion services rendered for 2009, 2008 and 2007, respectively. A majority of the work performed by EN Engineering was capital in nature, and is classified as property, plant and equipment on the Consolidated Balance Sheets.

In addition, certain related parties may acquire regulated utility services at rates approved by the ICC.

18. COMMITMENTS

At December 31, 2009, Nicor had purchase commitments with payments due as follows (in millions):

	Purchase obligations	Operating leases
2010	$ 27.4	$ 15.2
2011	16.9	9.4
2012	5.6	6.8
2013	1.8	3.6
2014	1.4	2.3
After 2014	3.0	22.2
	$ 56.1	$ 59.5

Purchase obligations consist of a natural gas transportation agreement and property, plant and equipment purchases. Operating leases are primarily for vessels, containers and equipment in the shipping business, office space and equipment in the gas distribution business and office space for the company's other energy ventures.

Tropical Shipping has certain equipment operating leases which include purchase and/or renewal options, at fair market amounts at the time of purchase or renewal. Rental expense under operating leases was $31.4 million, $41.7 million and $41.3 million in 2009, 2008 and 2007, respectively.

19. REGULATORY PROCEEDINGS

Rate proceeding. On March 25, 2009, the ICC issued an order approving an increase in base revenues of approximately $69 million, a rate of return on rate base of 7.58 percent and a rate of return on equity of 10.17 percent. The order also approved an energy efficiency rider. Nicor Gas placed the rates approved in the March 25, 2009 order into effect on April 3, 2009.

On April 24, 2009, Nicor Gas filed a request for rehearing with the ICC concerning the capital structure and return on equity contained in the ICC's rate order contending the company's return on rate base should be higher. On May 13, 2009, the ICC agreed to conduct a rehearing concerning the capital structure but denied the remainder of the company's request. On October 7, 2009, the ICC issued its decision on rehearing in which it increased the annual base revenues approved for Nicor Gas in the March 25, 2009 order by approximately $11 million, increasing the rate of return on rate base to 8.09 percent. Nicor Gas placed the rates approved in the rehearing decision into effect on a prospective basis on October 15, 2009. Therefore, the total annual base revenue increase resulting from the rate case originally filed by the company in April 2008 is approximately $80 million. In December 2009, Nicor Gas withdrew appeals of the ICC rate orders that it previously had filed in state appellate court. The ICC's decision on rehearing, therefore, is final and no longer subject to appeal.

Bad debt rider. In September 2009, Nicor Gas filed for approval of a bad debt rider with the ICC under an Illinois state law which took effect in July 2009. On February 2, 2010, the ICC issued an order approving the company's proposed bad debt rider. This rider will provide for recovery from customers of the amount over the benchmark for bad debt expense established in the company's rate cases. It will also provide for refunds to customers if bad debt expense is below such benchmarks.

As a result of the February order, Nicor Gas will record in the first quarter of 2010 a net recovery related to 2008 and 2009 of approximately $32 million; substantially all of this amount is expected to be collected in 2010. The benchmark, against which 2010 actual bad debt expense will be compared, is approximately $63 million.

20. GUARANTEES AND INDEMNITIES

Nicor and certain subsidiaries enter into various financial and performance guarantees and indemnities providing assurance to third parties.

Financial guarantees. TEL has an obligation to restore to zero any deficit in its equity account for income tax purposes in the unlikely event that Triton is liquidated and a deficit balance remains. This obligation continues for the life of the Triton partnerships and any payment is effectively limited to the assets of TEL, which were approximately $5 million at December 31, 2009. Nicor believes the likelihood of any such payment by TEL is remote. No liability has been recorded for this obligation.

Performance guarantees. Nicor Services markets product warranty contracts that provide for the repair of heating, ventilation and air conditioning equipment, natural gas lines and other appliances within homes. Revenues from these product warranty contracts are recognized ratably over the coverage period, and related repair costs are charged to expense as incurred. Repair expenses of $7.9 million, $7.1 million and $6.6 million were incurred in 2009, 2008 and 2007, respectively.

Indemnities. In certain instances, Nicor has undertaken to indemnify current property owners and others against costs associated with the effects and/or remediation of contaminated sites for which the company may be responsible under applicable federal or state environmental laws, generally with no limitation as to the amount. These indemnifications relate primarily to ongoing coal tar cleanup, as discussed in Note 21 – Contingencies – Manufactured Gas Plant Sites. Nicor believes that the likelihood of payment under its other environmental indemnifications is remote. No liability has been recorded for such indemnifications.

Nicor has also indemnified, to the fullest extent permitted under the laws of the State of Illinois and any other applicable laws, its present and former directors, officers and employees against expenses they may incur in connection with litigation they are a party to by reason of their association with the company. There is generally no limitation as to the amount. During 2007, the SEC filed a civil injunctive action against three former officers of Nicor relating to the PBR plan. Defense costs that are being incurred by these former officers in connection with the SEC action currently are being tendered to, and paid by, the company's insurer. While the company does not expect to incur significant costs relating to the indemnification of present and former directors, officers and employees after taking into account available insurance, it is not possible to estimate the maximum future potential payments.

21. CONTINGENCIES

The following contingencies of Nicor are in various stages of investigation or disposition. Although in some cases the company is unable to estimate the amount of loss reasonably possible in addition to any amounts already recognized, it is possible that the resolution of these contingencies, either individually or in aggregate, will require the company to take charges against, or will result in reductions in, future earnings. It is the opinion of management that the resolution of these contingencies, either individually or in aggregate, could be material to earnings in a particular period but is not expected to have a material adverse impact on Nicor's liquidity or financial condition.

PBR Plan. Nicor Gas' PBR plan for natural gas costs went into effect in 2000 and was terminated by the company effective January 1, 2003. Under the PBR plan, Nicor Gas' total gas supply costs were compared to a market-sensitive benchmark. Savings and losses relative to the benchmark were determined annually and shared equally with sales customers. The PBR plan is currently under ICC review. There are allegations that the company acted improperly in connection with the PBR plan, and the ICC and others are reviewing these allegations. On June 27, 2002, the Citizens Utility Board ("CUB") filed a motion to reopen the record in the ICC's proceedings to review the PBR plan (the "ICC Proceedings"). As a result of the motion to reopen, Nicor Gas, the staff of the ICC and CUB entered into a stipulation providing for additional discovery. The Illinois Attorney General's Office ("IAGO") has also intervened in this matter. In addition, the IAGO issued Civil Investigation Demands ("CIDs") to CUB and the ICC staff. The CIDs ordered that CUB and the ICC staff produce all documents relating to any claims that Nicor Gas may have presented, or caused to be presented, false information related to its PBR plan. The company has committed to cooperate fully in the reviews of the PBR plan.

In response to these allegations, on July 18, 2002, the Nicor Board of Directors appointed a special committee of independent, non-management directors to conduct an inquiry into issues surrounding natural gas purchases, sales, transportation, storage and such other matters as may come to the attention of the special committee in the course of its investigation. The special committee presented the report of its counsel ("Report") to Nicor's Board of Directors on October 28, 2002.

In response, the Nicor Board of Directors directed the company's management to, among other things, make appropriate adjustments to account for, and fully address, the adverse consequences to ratepayers of the items noted in the Report, and conduct a detailed study of the adequacy of internal accounting and regulatory controls. The adjustments were made in prior years' financial statements resulting in a $24.8 million liability. Included in such $24.8 million liability is a $4.1 million loss contingency. A $1.8

million adjustment to the previously recorded liability, which is discussed below, was made in 2004 increasing the recorded liability to $26.6 million. Nicor Gas estimates that there is $26.9 million due to the company from the 2002 PBR plan year, which has not been recognized in the financial statements due to uncertainties surrounding the PBR plan. In addition, interest due to the company on certain components of these amounts has not been recognized in the financial statements due to the same uncertainties. By the end of 2003, the company completed steps to correct the weaknesses and deficiencies identified in the detailed study of the adequacy of internal controls.

Pursuant to the agreement of all parties, including the company, the ICC re-opened the 1999 and 2000 purchased gas adjustment filings for review of certain transactions related to the PBR plan and consolidated the reviews of the 1999-2002 purchased gas adjustment filings with the PBR plan review.

On February 5, 2003, CUB filed a motion for $27 million in sanctions against the company in the ICC Proceedings. In that motion, CUB alleged that Nicor Gas' responses to certain CUB data requests were false. Also on February 5, 2003, CUB stated in a press release that, in addition to $27 million in sanctions, it would seek additional refunds to consumers. On March 5, 2003, the ICC staff filed a response brief in support of CUB's motion for sanctions. On May 1, 2003, the ALJs assigned to the proceeding issued a ruling denying CUB's motion for sanctions. CUB has filed an appeal of the motion for sanctions with the ICC, and the ICC has indicated that it will not rule on the appeal until the final disposition of the ICC Proceedings. It is not possible to determine how the ICC will resolve the claims of CUB or other parties to the ICC Proceedings.

In 2004, the company became aware of additional information relating to the activities of individuals affecting the PBR plan for the period from 1999 through 2002, including information consisting of third party documents and recordings of telephone conversations from Entergy-Koch Trading, LP ("EKT"), a natural gas, storage and transportation trader and consultant with whom Nicor did business under the PBR plan. Review of additional information completed in 2004 resulted in the $1.8 million adjustment to the previously recorded liability referenced above.

The evidentiary hearings on this matter were stayed in 2004 in order to permit the parties to undertake additional third party discovery from EKT. In December 2006, the additional third party discovery from EKT was obtained and the ALJs issued a scheduling order that provided for Nicor Gas to submit direct testimony by April 13, 2007. In its direct testimony, Nicor Gas seeks a reimbursement of approximately $6 million, which includes interest due to the company, as noted above, of $1.6 million, as of March 31, 2007. In September 2009, the staff of the ICC, IAGO and CUB submitted direct testimony to the ICC requesting refunds of $109 million, $255 million and $286 million, respectively. No date has been set for evidentiary hearings on this matter.

Nicor is unable to predict the outcome of the ICC's review or the company's potential exposure thereunder. Because the PBR plan and historical gas costs are still under ICC review, the final outcome could be materially different than the amounts reflected in the company's financial statements as of December 31, 2009.

Mercury. Nicor Gas has incurred, and expects to continue to incur, costs related to its historical use of mercury in various kinds of company equipment.

As of December 31, 2009, Nicor Gas had remaining an estimated liability of $2.1 million related to inspection, cleanup and legal defense costs. This represents management's best estimate of future costs based on an evaluation of currently available information. Actual costs may vary from this estimate. Nicor Gas remains a defendant in several private lawsuits, all in the Circuit Court of Cook County, Illinois, seeking a variety of unquantified damages (including bodily injury and property damages) allegedly caused by mercury spillage resulting from the removal of mercury-containing regulators. Potential liabilities relating to these claims have been assumed by a contractor's insurer subject to certain limitations.

The final disposition of these mercury-related matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Manufactured Gas Plant Sites. Manufactured gas plants were used in the 1800's and early to mid 1900's to produce manufactured gas from coal, creating a coal tar byproduct. Current environmental laws may require the cleanup of coal tar at certain former manufactured gas plant sites.

Nicor Gas has identified properties for which it may have some responsibility. Most of these properties are not presently owned by the company. Nicor Gas and Commonwealth Edison Company ("ComEd") are parties to an agreement to cooperate in cleaning up residue at many of these properties. The agreement allocates to Nicor Gas 51.73 percent of cleanup costs for 24 sites, no portion of the cleanup costs for 14 other sites and 50 percent of general remediation program costs that do not relate exclusively to particular sites. Information regarding preliminary site reviews has been presented to the Illinois Environmental Protection Agency for certain properties. More detailed investigations and remedial activities are complete, in progress or planned at many of these sites. The results of the detailed site-by-site investigations will determine the extent additional remediation is necessary and provide a basis for estimating additional future costs. As of December 31, 2009, the company had recorded a liability in connection with these matters of $23.8 million. In accordance with ICC authorization, the company has been recovering, and expects to continue to recover, these costs from its customers, subject to annual prudence reviews.

In April 2002, Nicor Gas was named as a defendant, together with ComEd, in a lawsuit brought by the Metropolitan Water Reclamation District of Greater Chicago (the "MWRDGC") under the Federal Comprehensive Environmental Response, Compensation and Liability Act seeking recovery of past and future remediation costs and a declaration of the level of appropriate cleanup for a former manufactured gas plant site in Skokie, Illinois now owned by the MWRDGC. In January 2003, the suit was amended to include a claim under the Federal Resource Conservation and Recovery Act. The suit was filed in the United States District Court for the Northern District of Illinois. Management cannot predict the outcome of this litigation or the company's potential exposure thereto, if any, and has not recorded a liability associated with this contingency.

Since costs and recoveries relating to the cleanup of manufactured gas plant sites are passed directly through to customers in accordance with ICC regulations, subject to an annual ICC prudence review, the final disposition of manufactured gas plant matters is not expected to have a material impact on the company's financial condition or results of operations.

Municipal Tax Matters. Many municipalities in Nicor Gas' service territory have enacted ordinances that impose taxes on gas sales to customers within municipal boundaries. Most of these municipal taxes are imposed on Nicor Gas based on revenues generated by Nicor Gas within the municipality. Other municipal taxes are imposed on natural gas consumers within the municipality but are collected from consumers and remitted to the municipality by Nicor Gas. A number of municipalities have instituted audits of Nicor Gas' tax remittances. In May 2007, five of those municipalities filed an action against Nicor Gas in state court in DuPage County, Illinois relating to these tax audits. Following a dismissal of this action without prejudice by the trial court, the municipalities filed an amended complaint. The amended complaint seeks, among other things, compensation for alleged unpaid taxes. Nicor Gas is contesting the claims in the amended complaint. In December 2007, 25 additional municipalities, all represented by the same audit firm involved in the lawsuit, issued assessments to Nicor Gas claiming that it failed to provide information requested by the audit firm and owed the municipalities back taxes. Nicor Gas believes the assessments are improper and has challenged them. While the company is unable to predict the outcome of these matters or to reasonably estimate its potential exposure related thereto, if any, and has not recorded a liability associated with this contingency, the final disposition of these matters is not expected to have a material adverse impact on the company's liquidity or financial condition.

Other. In addition to the matters set forth above, the company is involved in legal or administrative proceedings before various courts and agencies with respect to general claims, taxes, environmental, gas cost prudence reviews and other matters. Although unable to determine the ultimate outcome of these other contingencies, management believes that these amounts are appropriately reflected in the financial statements, including the recording of appropriate liabilities when reasonably estimable.

22. QUARTERLY RESULTS (UNAUDITED)

Quarterly results may be impacted by the variability in the results of the gas distribution business due to seasonal and other factors. Summarized quarterly financial data is presented below (in millions, except per share data).

	Quarter ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
2009				
Operating revenues	**$ 1,110.8**	**$ 447.6**	**$ 325.6**	**$ 768.1**
Operating income	**59.9**	**39.5**	**29.8**	**91.1**
Net income	**43.8**	**22.9**	**13.6**	**55.2**
Earnings per average share of common stock				
Basic	**.97**	**.50**	**.30**	**1.22**
Diluted	**.96**	**.50**	**.30**	**1.21**
2008				
Operating revenues	$ 1,595.7	$ 699.8	$ 440.3	$ 1,040.8
Operating income	63.2	40.6	9.3	71.9
Net income	41.4	28.9	1.3	47.9
Earnings per average share of common stock				
Basic	.92	.64	.03	1.06
Diluted	.91	.64	.03	1.05

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The company carried out an evaluation under the supervision and with the participation of the company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures as of the end of the most recent fiscal quarter of the period covered by this Annual Report on Form 10-K (the "Evaluation").

In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. These disclosure controls and procedures are designed so that required information is accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. Based on the Evaluation, the company's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures, as of the end of the most recent fiscal quarter covered by this Annual Report on Form 10-K, were effective at the reasonable assurance level to ensure that information required to be disclosed by the company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, the company's Chief Executive Officer and Chief Financial Officer, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Management has concluded that the company's internal control over financial reporting was effective as of December 31, 2009. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the company's internal control over financial reporting.

There has been no change in the company's internal controls over financial reporting during the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

Information on directors is contained under the Election of Directors and Section 16(a) Beneficial Ownership Reporting Compliance sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

Information about the audit committee and the audit committee financial expert is contained under the Committees of the Board of Directors and Audit Committee Report sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

Information about executive officers is included in Part I of this Form 10-K, Executive Officers of the Registrant, and is incorporated herein by reference. Executive officers of the company are elected annually by the Board of Directors.

In addition, security ownership information about executive officers is contained under the Section 16(a) Beneficial Ownership Reporting Compliance section in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

The company has adopted a Code of Ethics that applies to the company's directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from a provision of such Code of Ethics as it applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to certain topics, by posting such information on the company's investor section of its internet site at www.nicor.com.

The company has disclosed its Code of Ethics, Audit Committee Charter, Corporate Governance Committee Charter, Compensation Committee Charter and Corporate Governance Guidelines on the company's investor section of its Internet site at www.nicor.com. Any shareholder may also request this information in print form from the company's Investor Relations department.

Item 11. Executive Compensation

Information on the compensation committee is contained under the Committees of the Board of Directors and Compensation Committee Report sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

Information on executive compensation is contained under the Compensation Discussion and Analysis, Summary Compensation Table, Grants of Plan-Based Awards, Outstanding Equity Awards at Fiscal Year-End, Option Exercises and Stock Vested, Pension Benefits, Nonqualified Deferred Compensation, Other Potential Post-Employment Payments and Director Compensation sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information on security ownership of certain beneficial owners and management is contained under the Security Ownership of Management and Beneficial Ownership of Common Stock sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	662,149	$36.36	2,009,779 **(1)**
Equity compensation plans not approved by security holders	-	-	-
Total	662,149	$36.36	2,009,779

(1) This number includes 326,559 shares issuable under the 1997 Long-Term Incentive Plan, as amended. These shares can be used for awards under the Stock Deferral Plan, which allows eligible key executives and managerial employees to convert up to 50 percent of their cash awards from annual and long-term incentive plans into Nicor common stock, the receipt of which is deferred. Also included are 354,215 shares issuable under the Nicor Employee Stock Purchase Plan. The remaining 1,329,005 shares are issuable under the 2006 Long-Term Incentive Program. These shares can be used for restricted stock, stock options and performance award units, including awards under the Stock Deferral Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information about certain relationships and related transactions, and director independence is contained under the Transactions with Related Persons and Director Independence sections in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information on principal accounting fees and services is contained under the Principal Accountant Fees and Services section in Nicor's Definitive Proxy Statement to be filed on or about March 10, 2010, and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

a)

1) Financial Statements:

See Item 8, Financial Statements and Supplementary Data, filed herewith, for a list of financial statements.

2) Financial Statement Schedules:

Schedule Number		Page
	Report of Independent Registered Public Accounting Firm	41
II	Valuation and Qualifying Accounts	81

Schedules other than those listed are omitted because they are not applicable.

3) Exhibits Filed:

See Exhibit Index filed herewith.

Nicor Inc.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
(millions)

Description	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
2009					
Allowance for doubtful accounts receivable	**$ 44.9**	**$ 56.6**	**$ -**	**$ 68.50 (a)**	**$ 33.0**
Accrued mercury-related costs	**2.5**	**-**	**-**	**.4 (b)**	**2.1**
Accrued manufactured gas plant environmental costs	**21.4**	**-**	**11.2 (c)**	**8.8 (b)**	**23.8**
2008					
Allowance for doubtful accounts receivable	$ 35.1	$ 74.1	$ -	$ 64.3 (a)	$ 44.9
Accrued mercury-related costs	2.8	.6	-	.9 (b)	2.5
Accrued manufactured gas plant environmental costs	15.2	-	19.8 (c)	13.6 (b)	21.4
2007					
Allowance for doubtful accounts receivable	$ 33.4	$ 57.6	$ -	$ 55.9 (a)	$ 35.1
Accrued mercury-related costs	13.2	-	-	10.4 (b)	2.8
Accrued manufactured gas plant environmental costs	19.9	-	4.5 (c)	9.2 (b)	15.2

(a) Accounts receivable written off, net of recoveries.
(b) Expenditures, other adjustments.
(c) Accrual of estimated future remediation costs that are deferred as regulatory assets.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nicor Inc.

Date February 24, 2010

/s/ KAREN K. PEPPING
Karen K. Pepping
Vice President and Controller
(Principal Accounting Officer and
Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 24, 2010.

Signature	Title
/s/ RUSS M. STROBEL Russ M. Strobel *(Principal Executive Officer)*	Chairman, President and Chief Executive Officer
/s/ RICHARD L. HAWLEY Richard L. Hawley *(Principal Financial Officer)*	Executive Vice President and Chief Financial Officer
/s/ KAREN K. PEPPING Karen K. Pepping *(Principal Accounting Officer)*	Vice President and Controller
ROBERT M. BEAVERS, JR.*	Director
BRUCE P. BICKNER*	Director
JOHN H. BIRDSALL, III*	Director
NORMAN R BOBINS*	Director
BRENDA J. GAINES*	Director
RAYMOND A. JEAN*	Director
DENNIS J. KELLER*	Director
R. EDEN MARTIN*	Director
GEORGIA R. NELSON*	Director
ARMANDO J. OLIVERA*	Director
JOHN RAU*	Director
JOHN C. STALEY*	Director

* By /s/ RICHARD L. HAWLEY
Richard L. Hawley
(Attorney-in-fact)

Exhibit Index

Exhibit Number		Description of Document
3.01	*	Amended and Restated Articles of Incorporation of Nicor Inc., as further amended by the amendment filed with the Illinois Secretary of State on June 2, 2008. (File No. 1-7297, Form 10-Q for June 30, 2008, Nicor Inc., Exhibit 3.1.)
3.02	*	Nicor Inc. Amended and Restated By-laws effective as of July 24, 2008. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 3.1.)
3.03	*	Nicor Inc. Amendment to Amended and Restated By-laws. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 3.1.)
4.01	*	Indenture of Commonwealth Edison Company to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.01.)
4.02	*	Indenture of Adoption of Nicor Gas to Continental Illinois National Bank and Trust Company of Chicago, Trustee, dated February 9, 1954. (File No. 1-7296, Form 10-K for 1995, Nicor Gas, Exhibit 4.02.)
4.03	*	Supplemental Indenture, dated February 15, 1998, of Nicor Gas to Harris Trust and Savings Bank, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 1997, Nicor Gas, Exhibit 4.19.)
4.04	*	Supplemental Indenture, dated February 1, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-K for 2000, Nicor Gas, Exhibit 4.17.)
4.05	*	Supplemental Indenture, dated May 15, 2001, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7296, Form 10-Q for June 2001, Nicor Gas, Exhibit 4.01.)
4.06	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.10.)
4.07	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.11.)
4.08	*	Supplemental Indenture, dated December 1, 2003, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2003, Nicor Inc., Exhibit 4.12.)
4.09	*	Supplemental Indenture, dated December 1, 2006, of Nicor Gas to BNY Midwest Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-K for 2006, Nicor Inc., Exhibit 4.11.)
4.10	*	Supplemental Indenture, dated August 1, 2008, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated January 1, 1954. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 4.01.)

Exhibit Number		Description of Document
4.11	*	Supplemental Indenture, dated July 23, 2009, of Nicor Gas to BNY Mellon Trust Company, Trustee, under Indenture dated as of January 1, 1954. (File No. 1-7297, Form 10-Q for June 30, 2009, Nicor Inc., Exhibit 4.01.)
10.01	*	1984 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10.)
10.01(a)	*	1985 Nicor Officers' Capital Accumulation Plan Participation Agreement. (File No. 1-7297, Form 10-K for 1988, Nicor Inc., Exhibit 10-10(a).)
10.02	*	First Amendment to Agreements Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements for Officers and Directors. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.04.)
10.03	*	Nicor Capital Accumulation Plan (as amended and restated effective as of January 1, 2008). (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.2.)
10.04	*	Amendment Restating 1984 and 1985 Nicor Capital Accumulation Plan Participation Agreements among Nicor Inc., Birdsall Inc. and John H. Birdsall III. (File No. 1-7297, Form 8-K for November 20, 2008, Nicor Inc., Exhibit 10.1.)
10.05	*	Nicor Gas Supplementary Savings Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.05.)
10.06	*	Directors' Pension Plan. (File No. 1-7297, Form 10-K for 1985, Nicor Inc., Exhibit 10-18.)
10.07	*	Flexible Spending Account for Executives. (File No. 1-7297, Form 10-K for 1986, Nicor Inc., Exhibit 10-20.)
10.08	*	Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-Q for September 1996, Nicor Inc., Exhibit 10.01.)
10.09	*	Amendment to Nicor Inc. Stock Deferral Plan. (File No. 1-7297, Form 10-K for 1997, Nicor Inc., Exhibit 10.22.)
10.10	*	Second Amendment to Nicor Stock Deferral Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.07.)
10.11	*	Amendment to Nicor Inc. Stock Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.4.)
10.12	*	Second Amendment to Nicor Inc. Stock Deferral Plan (as in effect on October 3, 2004 for Pre-2005 benefits). (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.01.)

Exhibit Number		Description of Document
10.13	*	Nicor Inc. Stock Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.3.)
10.14	*	First Amendment to Nicor Inc. Stock Deferral Plan (as Amended and Restated for Post-2004 Benefits). (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.02.)
10.15	*	Nicor Inc. 1997 Long-Term Incentive Plan. (Filed as appendix to the Nicor Inc. Proxy Statement, dated March 6, 1997.)
10.16	*	First Amendment to Nicor 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.06.)
10.17	*	Third Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.5.)
10.18	*	Fourth Amendment to Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.7.)
10.19	*	Non-Qualified Stock Option Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2005, Nicor Inc., Exhibit 10.01.)
10.20	*	Deferred Restricted Stock Agreement under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.1.)
10.21	*	Restricted Stock Agreement Form under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.2.)
10.22	*	Non-Qualified Stock Option Agreement Form under the Nicor Inc. 1997 Long-Term Incentive Plan. (File No. 1-7297, Form 10-Q for March 31, 2006, Nicor Inc., Exhibit 10.10.)
10.23	*	2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for April 20, 2006, Nicor Inc., Exhibit 10.01.)
10.24	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.8.)
10.25	*	Second Amendment to Nicor Inc. 2006 Long Term Incentive Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.03.)
10.26	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.3.)
10.27	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.3.)
10.28	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.2.)

Exhibit Number		Description of Document
10.29	*	Performance Cash Unit Agreement Form. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc. Exhibit 10.02.)
10.30	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Performance Cash Unit Agreement dated March 27, 2008 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.08.)
10.31	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Performance Cash Unit Agreement dated March 26, 2009 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.09.)
10.32	*	Restricted Stock Unit Agreement Form. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.2.)
10.33	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.1.)
10.34	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.1.)
10.35	*	First Amendment to Restricted Stock Unit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-Q for September 30, 2008, Nicor Inc., Exhibit 10.03.)
10.36	*	Restricted Stock Unit Agreement between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc., Exhibit 10.01.)
10.37	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Restricted Stock Unit Agreement dated March 27, 2008 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.06.)
10.38	*	First Amendment to Nicor Inc. 2006 Long Term Incentive Plan Restricted Stock Unit Agreement dated March 26, 2009 between Nicor Inc. and Rick Murrell. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.07.)
10.39	*	Security Payment Plan. (File No. 1-7297, Form 10-K for 1999, Nicor Inc., Exhibit 10.24.)
10.40	*	Amendment and Restatement of Nicor Gas Supplementary Retirement Plan. (File No. 1-7297, Form 10-Q for March 2000, Nicor Inc., Exhibit 10.01.)
10.41	*	Amendment to Nicor Gas Supplementary Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.12.)
10.42	*	Nicor Gas Supplementary Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.11.)
10.43	*	Second Amendment and Restatement to Nicor Salary Deferral Plan. (File No. 1-7297, Form 10-Q for September 30, 2002, Nicor Inc., Exhibit 10.01.)

Exhibit Number		Description of Document
10.44	*	First Amendment to the Nicor Inc. Salary Deferral Plan. (File No. 1-7297, Form 10-K for 2005, Nicor Inc., Exhibit 10.46.)
10.45	*	Amendment to Nicor Inc. Salary Deferral Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.2.)
10.46	*	Nicor Inc. Salary Deferral Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.1.)
10.47	*	Supplemental Retirement Benefit Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 10-K for 2001, Nicor Inc., Exhibit 10.32.)
10.48	*	Amended and Restated Supplemental Retirement Benefit Plan Agreement between Russ M. Strobel and Nicor Inc. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.9.)
10.49	*	Nicor Inc. Supplemental Senior Officer Retirement Plan. (File No. 1-7297, Form 10-K for 2002, Nicor Inc., Exhibit 10.28.)
10.50	*	Amendment to Nicor Inc. Supplemental Senior Officer Retirement Plan (as in Effect on October 3, 2004, for Pre-2005 Benefits). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.6.)
10.51	*	Nicor Inc. Supplemental Senior Officer Retirement Plan (as Amended and Restated for Post-2004 Benefits, Effective January 1, 2008). (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.5.)
10.52	*	2006 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 17, 2006, Nicor Inc., Exhibit 10.4.)
10.53	*	2007 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.4.)
10.54	*	2008 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.3.)
10.55	*	First Amendment to Nicor Inc. 2008 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.04.)
10.56	*	2009 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for March 27, 2009, Nicor Inc., Exhibit 10.03.)
10.57	*	First Amendment to Nicor Inc. 2009 Long-Term Incentive Program. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.05.)
10.58	*	Nicor Annual Incentive Compensation Plan for Officers. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.50.)

Exhibit Number		Description of Document
10.59	*	Nicor Gas Annual Incentive Compensation Plan for Officers. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.51.)
10.60	*	Letter Agreement between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for March 26, 2007, Nicor Inc., Exhibit 10.5.)
10.61	*	Nicor Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.02.)
10.62	*	First Amendment to the Nicor Inc. Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.54.)
10.63	*	Second Amendment to the Nicor Inc. Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.55.)
10.64	*	Nicor Gas Directors' Deferred Compensation Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.01.)
10.65	*	First Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.57.)
10.66	*	Second Amendment to the Northern Illinois Gas Company Directors' Deferred Compensation Plan. (File No. 1-7297, Form 10-K for 2008, Nicor Inc., Exhibit 10.58.)
10.67	*	Nicor Directors' Stock Value Plan, as amended and restated effective January 1, 2008. (File No. 1-7297, Form 10-Q for June 30, 2007, Nicor Inc., Exhibit 10.03.)
10.68	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Russ M. Strobel. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.1.)
10.69	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Richard L. Hawley. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.2.)
10.70	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Daniel R. Dodge. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.3.)
10.71		Amended and Restated Change-in-Control Agreement dated as of December 17, 2007 between Nicor Inc. and Rocco J. D'Alessandro.
10.72	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Paul C. Gracey, Jr. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.4.)

Exhibit Number		Description of Document
10.73	*	Amended and Restated Change-in-Control Agreement dated as of February 7, 2008 between Tropical Shipping and Construction Company Limited and Rick Murrell. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.65.)
10.74	*	Amended and Restated Change-in-Control Agreement dated as of December 18, 2007 between Nicor Inc. and Claudia J. Colalillo. (File No. 1-7297, Form 8-K for December 19, 2007, Nicor Inc., Exhibit 10.5.)
10.75	*	Tropical Shipping Company Long-Term Performance Incentive Plan dated as of January 1, 1995. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.66.)
10.76	*	First Amendment to Tropical Shipping Company Long-Term Performance Incentive Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.10.)
10.77	*	Tropical Shipping Company Long-Term Incentive Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.4.)
10.78	*	Tropical Annual Incentive Compensation Plan. (File No. 1-7297, Form 8-K for March 28, 2008, Nicor Inc., Exhibit 10.5.)
10.79	*	First Amendment to Tropical Shipping Company Annual Incentive Compensation Plan. (File No. 1-7297, Form 8-K for July 27, 2009, Nicor Inc., Exhibit 10.11.)
10.80	*	Nicor Claims and Procedures for Nonqualified Plans. (File No. 1-7297, Form 8-K for July 28, 2008, Nicor Inc., Exhibit 10.10.)
10.81	*	5-Year Credit Agreement dated as of September 13, 2005. (File No. 1-7297, Form 10-Q for September 30, 2005, Nicor Inc., Exhibit 10.03.)
10.82	*	Second Amendment to the 5-Year Credit Agreement dated as of October 26, 2006. (File No. 1-7297, Form 10-Q for September 20, 2006, Nicor Inc., Exhibit 10.02.)
10.83	*	364-Day Credit Agreement Dated as of May 11, 2009. (File No. 1-7297, Form 10-Q for June 30, 2009, Nicor Inc., Exhibit 10.12.)
10.84	*	Final Allocation Agreement between Nicor Gas and Commonwealth Edison Company dated as of January 3, 2008. (File No. 1-7297, Form 10-K for 2007, Nicor Inc., Exhibit 10.64.)
10.85		Agreement between Nicor Gas and Local Union 19 of the International Brotherhood of Electrical Workers 2009-2014.
21.01		Subsidiaries.
23.01		Consent of Independent Registered Public Accounting Firm.
24.01		Powers of Attorney.

Exhibit Number	Description of Document
31.01	Rule 13a-14(a)/15d-14(a) Certification.
31.02	Rule 13a-14(a)/15d-14(a) Certification.
32.01	Section 1350 Certification.
32.02	Section 1350 Certification.

* These exhibits have been previously filed with the SEC as exhibits to registration statements or to other filings with the SEC and are incorporated herein as exhibits by reference. The file number and exhibit number of each such exhibit, where applicable, are stated, in parentheses, in the description of such exhibit.

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Corporate Data

CORPORATE HEADQUARTERS
Nicor Inc.
P.O. Box 3014
Naperville, IL 60566-7014
Tel: (630) 305-9500
Fax: (630) 983-9328
Internet address: www.nicor.com

2010 ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:30 a.m., Thursday, April 22, at:

The Northern Trust Company
6th Floor Assembly Room
50 South LaSalle Street
Chicago, Illinois

SHAREHOLDER INQUIRIES
Requests for Nicor's Stockholder Handbook and inquiries regarding the following should be addressed to the Stockholder Services Department at the corporate headquarters or you may call (630) 388-2749:

- Dividend payments
- Change of address
- Lost stock certificates
- Automatic Dividend Reinvestment and Stock Purchase Plan

INVESTOR RELATIONS/MEDIA CONTACT
Shareholders, security analysts, investment managers, brokers and media with financial questions about Nicor should contact: Kary Brunner, Director Investor Relations. Tel: (630) 388-2529

Upon request, Nicor will furnish the following materials without charge:

- Annual Report
- Form 10-K
- Form 10-Q
- Quarterly Operating Highlights
- Periodic news releases
- Corporate governance-related items

The above information and the Fact Book can also be found under the Investor section of the company's website at www.nicor.com.

STOCK TRANSFER AND REGISTRAR
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
Nicor's Automatic Dividend Reinvestment and Stock Purchase Plan provides for the reinvestment of dividends and the opportunity to make optional cash payments to purchase additional shares of Nicor common stock. The Plan is available to all registered shareholders and provides a convenient way to acquire additional shares. Shareholders may request a prospectus describing the Plan by contacting the Stockholder Services Department at the corporate headquarters.

COMMON STOCK DATA
Nicor common stock is listed on the:
– New York Stock Exchange
– Chicago Stock Exchange

Included in Standard and Poor's 500 Index and Domini 400 Social Index
Ticker symbol: GAS

2009 average daily trading volume: 475,000 shares

Quarterly Common Stock Price Range and Dividends Declared Per Common Share

	Stock price		Dividends
	High	Low	declared
2009			
First	**$36.34**	**$27.50**	**$.465**
Second	**35.37**	**30.28**	**.465**
Third	**38.08**	**32.83**	**.465**
Fourth	**43.39**	**34.96**	**.465**
2008			
First	$42.70	$32.35	$.465
Second	44.55	33.33	.465
Third	51.99	38.01	.465
Fourth	48.42	32.53	.465
2007			
First	$49.76	$44.46	$.465
Second	53.66	42.17	.465
Third	48.20	37.80	.465
Fourth	45.16	39.18	.465

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
This document includes certain forward-looking statements about the expectations of Nicor and its subsidiaries and affiliates. Although Nicor believes these statements are based on reasonable assumptions, actual results may vary materially from stated expectations. Such forward-looking statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," "would," "project," "estimate," "ultimate," or similar phrases. Actual results may differ materially from those indicated in the company's forward-looking statements due to the direct or indirect effects of legal contingencies (including litigation) and the resolution of those issues, including the effects of an ICC review, and undue reliance should not be placed on such statements.

Other factors that could cause materially different results include, but are not limited to, weather conditions; natural disasters; natural gas and other fuel prices; fair value accounting adjustments; inventory valuation; health care costs; insurance costs or recoveries; legal costs; borrowing needs; interest rates; credit conditions; economic and market conditions; accidents, leaks, equipment failures, service interruptions, environmental pollution, and other operating risks; tourism and construction in the Bahamas and Caribbean region; energy conservation; legislative and regulatory actions; tax rulings or audit results; asset sales; significant unplanned capital needs; future mercury-related charges or credits; changes in accounting principles, interpretations, methods, judgments or estimates; performance of major customers, transporters, suppliers and contractors; labor relations; and acts of terrorism.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Nicor undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this document.

For J.D. Power and Associates 2009 Certified Call Center Program℠ information, visit www.jdpower.com


DEFEND
my
DIVIDEND

Nicor is proud to sponsor Defend My Dividend, a national grassroots advocacy campaign that gives utility investors a powerful and unified voice with a single mission: to make permanent the current low tax rates on dividends beyond 2010. The campaign is sponsored by various associations, organizations and companies, with the support of the their members, employees, retirees and shareholders. For more information, visit www.DefendMyDividend.org.

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Nicor Inc. P.O. Box 3014, Naperville, IL 60566-7014 630 305-9500 www.nicor.com